AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 6, 1996
                                                     REGISTRATION NO. 333-07601
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 2 TO
                                   FORM S-1
                                 AND FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              FRD ACQUISITION CO.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     5812                     57-1040952
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
    INCORPORATION OR
     ORGANIZATION)

                            18831 VON KARMAN AVENUE
                               IRVINE, CA 92612
                                (714) 757-7900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               RHONDA J. PARISH
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              FRD ACQUISITION CO.
                             203 EAST MAIN STREET
                       SPARTANBURG, SOUTH CAROLINA 29319
                                (864) 597-8000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

                           RANDALL C. BASSETT, ESQ.
                            ANDREW D. HUTTON, ESQ.
                               LATHAM & WATKINS
                        633 W. FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 485-1234

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM
                                                 PROPOSED MAXIMUM      AGGREGATE
    TITLE OF EACH CLASS OF       AMOUNT TO BE     OFFERING PRICE       OFFERING          AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED        PER NOTE(1)         PRICE(1)     REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------
 12 1/2% Senior Notes
  due 2004..................    $156,897,000          100%          $156,897,000       $54,103(2)
- -----------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(2) A registration fee in the amount of $2,378 is paid with the filing of this Amendment No. 2. A registration fee in the amount of $51,725 has been previously paid with respect to this Registration Statement.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

PROSPECTUS

                               $156,897,000

                            OFFER TO EXCHANGE

                    12 1/2% SERIES B SENIOR NOTES DUE 2004
          FOR ALL OUTSTANDING 12 1/2% SERIES A SENIOR NOTES DUE 2004
                                      OF

                           FRD ACQUISITION CO.

                THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
         NEW YORK CITY TIME ON OCTOBER 7, 1996, UNLESS EXTENDED.

                                ---------------

  FRD Acquisition Co. ("FRD" or the "Company") is hereby offering (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 12 1/2% Series B Senior Notes due 2004 (the "Exchange Notes"), which exchange has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement"), for each $1,000 principal amount of its outstanding 12 1/2% Series A Senior Notes due 2004 (the "Private Notes"), of which $150,000,000 in aggregate principal amount was issued on May 23, 1996 and $6,897,000 in additional principal amount was issued on September 4, 1996, all of which is outstanding as of the date hereof. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act, and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Private Notes under the Registration Rights Agreement (as defined), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be entitled to the benefits of an indenture dated as of May 23, 1996 governing the Private Notes and the Exchange Notes. The Private Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of Notes."

  The Exchange Notes will bear interest at the same rate and on the same terms as the Private Notes. Consequently, the Exchange Notes will bear interest at the rate of 12 1/2% per annum and the interest thereon will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1997. The Exchange Notes will bear interest from and including July 15, 1996. Holders whose Private Notes are accepted for exchange will be deemed to have exchanged the right to receive any interest accrued on the Private Notes.

                                ---------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

THE COMPANY WILL ACCEPT FOR EXCHANGE ANY AND ALL VALIDLY TENDERED PRIVATE NOTES NOT WITHDRAWN PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 7,
 1996, UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION (THE "EXPIRATION DATE"). TENDERS OF PRIVATE NOTES MAY BE
  WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. THE EXCHANGE OFFER IS NOT CONDITIONED UPON ANY MINIMUM PRINCIPAL AMOUNT OF PRIVATE NOTES BEING TENDERED FOR EXCHANGE. PRIVATE
   NOTES MAY BE TENDERED ONLY IN INTEGRAL MULTIPLES OF $1,000. IN THE EVENT THE COMPANY TERMINATES THE EXCHANGE OFFER AND DOES NOT ACCEPT FOR
    EXCHANGE ANY PRIVATE NOTES, THE COMPANY WILL PROMPTLY RETURN ALL PREVIOUSLY TENDERED PRIVATE NOTES TO THE HOLDERS THEREOF.

                                ---------------

            The date of this Prospectus is September 10, 1996.

  The Company is a newly formed holding company whose sole asset is 100% of the outstanding capital stock of FRI-M Corporation, a Delaware corporation ("FRI-M"). Pursuant to the terms of agreements governing its outstanding indebtedness, FRI-M is subject to restrictions on its ability to make dividend payments, loans or other transfers of cash to the Company unless certain financial and other conditions are satisfied. Unless FRI-M is either (i) able to satisfy such financial and other conditions at the time when the Company is required to make cash payments of principal or interest on the Notes or (ii) able to have such restrictions amended or waived, FRI-M may be precluded from paying sufficient dividends to the Company to permit the Company to make such payments of principal or interest on the Notes. See "Description of Credit Agreement."

  The Notes are limited in aggregate principal amount to $150 million plus $6,897,000 of additional Securities (as defined), issued on September 4, 1996 pursuant to the purchase price adjustment provisions set forth in the Stock Purchase Agreement (as defined) and mature on July 15, 2004. Interest on the Notes accrues at the rate of 12 1/2% per annum and is payable semi-annually in arrears on each January 15 and July 15, commencing on January 15, 1997. The Company has the option, in its sole discretion, upon the failure to achieve certain financial performance levels and subject to certain conditions and restrictions, to issue additional Securities at a rate of 14% per annum ("Secondary Securities") in lieu of a cash payment of any or all of the interest due on the Notes on up to four interest payment dates within the first 39-months following issuance of the Notes. See "Description of Notes-- Principal, Maturity and Interest."

  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 23, 2001 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Prior to May 23, 1999, the Company may, subject to certain conditions described herein, use the proceeds from an Initial Public Equity Offering (as defined) to redeem up to $50 million aggregate principal amount of the Notes at the redemption price set forth herein. See "Description of Notes--Optional Redemption." Upon a Change of Control (as defined), each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase, subject to certain conditions described herein. See "Description of Notes--Repurchase at the Option of Holders--Change of Control."

  The Notes are unsecured obligations of the Company and rank senior in right of payment to all future subordinated indebtedness of the Company and pari passu in right of payment to all future senior indebtedness of the Company. The Notes are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of FRI-M and the Company's other subsidiaries. The Company on a stand alone basis does not currently have any outstanding senior indebtedness other than the Notes and its guarantee of FRI-M's borrowings under the Credit Agreement (as defined). As of June 27, 1996, FRI-M and the Company's other subsidiaries had approximately $151.8 million of indebtedness and other liabilities (including trade payables and capitalized lease obligations). The indenture pursuant to which the Notes were issued (the "Indenture") and the Credit Agreement restrict, among other things, the ability of the Company, FRI-M and the Company's other subsidiaries to incur additional indebtedness. See "Description of Notes--Certain Covenants--Incurrence of Indebtedness and Issuance of Capital Stock" and "Description of Credit Agreement."

  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company believes that none of the registered holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

  PRIOR TO THE EXCHANGE OFFER, THERE HAS BEEN NO PUBLIC MARKET FOR THE NOTES. THE COMPANY DOES NOT INTEND TO LIST THE NOTES ON ANY SECURITIES EXCHANGE OR TO SEEK APPROVAL FOR QUOTATION THROUGH ANY AUTOMATED QUOTATION SYSTEM. THERE CAN BE NO ASSURANCE THAT AN ACTIVE MARKET FOR THE NOTES WILL DEVELOP. TO THE EXTENT THAT A MARKET FOR THE NOTES DOES DEVELOP, SUCH MARKET IS LIKELY TO BE ILLIQUID AND THE MARKET VALUE OF THE NOTES WILL DEPEND ON MARKET CONDITIONS (SUCH AS YIELDS ON ALTERNATIVE INVESTMENTS), GENERAL ECONOMIC CONDITIONS, THE COMPANY'S FINANCIAL CONDITION AND CERTAIN OTHER FACTORS. SUCH CONDITIONS MIGHT CAUSE THE NOTES, TO THE EXTENT THAT THEY ARE TRADED, TO TRADE AT A SIGNIFICANT DISCOUNT FROM FACE VALUE. SEE "RISK FACTORS--ABSENCE OF PUBLIC MARKET FOR THE NOTES."

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

  The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange Offer. No underwriter is being used in connection with this Exchange Offer.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL DECEMBER 9, 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS OFFERING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS IN CONNECTION THEREWITH. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements, including notes thereto, located elsewhere in this Prospectus. For purposes hereof and unless the context requires otherwise, the "Company" refers to FRD, a newly-formed unrestricted subsidiary of Flagstar Corporation ("Flagstar"), and the newly-acquired operations of the Family Restaurant Division formerly owned by Family Restaurants, Inc. ("FRI"), which include FRI-M and certain subsidiaries of FRI-M, including those restaurants that make up the Family Restaurant Division and including the FRD Commissary. Concurrently with the issuance of the Notes on May 23, 1996, FRD acquired the operations of the Family Restaurant Division by acquiring the outstanding stock of FRI-M (the "Acquisition"). Upon completion of the Acquisition, FRI-M became a wholly-owned subsidiary of FRD.

                                  THE COMPANY

  The Company is one of the nation's leading operators of family restaurants. As of June 27, 1996 the Company operated 346 restaurants owned or leased by the Company principally under the Coco's and Carrows names. As of June 27, 1996, the Company operated 167 Coco's, 159 Carrows, 17 jojos, 1 Jeremiah's and 2 Bob's restaurants. Approximately 74% of the Company's restaurants are located in California, making the Company the second largest family restaurant operator in California, both in terms of sales volume and number of restaurants. Coco's and Carrows restaurants were founded more than 25 years ago and have developed excellent name recognition and a loyal customer base, with customers on average making return visits to the restaurants seven and six times per month, respectively. In addition to its domestic operations, as of June 27, 1996 the Company is the licensor of 261 Coco's restaurants in Japan and South Korea.

  The Company's restaurants offer an extensive menu of moderately priced breakfast, lunch and dinner items and are typically open either 18 or 24 hours a day. Both Coco's and Carrows restaurants emphasize consistently high quality food with an excellent price/value relationship and friendly, efficient service. During the twelve months ended December 31, 1995, the average check per person was approximately $6.73 for Coco's and $6.09 for Carrows, representing increases of 3.2% and 5.0%, respectively, over the previous year. The Company generates approximately 23%, 32%, 40% and 5% of its revenue from breakfast, lunch, dinner and late night meals, respectively, which the Company believes represents a higher dinner proportion than its major competitors. The Company's average weekly restaurant customer count in 1995 was 4,244 for Coco's and 4,443 for Carrows.

  The Company's restaurants are generally located in densely populated suburban areas with high commercial traffic and a strong residential base. The commercial traffic typically provides a large portion of the Company's weekday breakfast and lunch customers, while the residential traffic accounts for a majority of the Company's dinner and weekend business. The Company's restaurants average between 5,000 and 6,000 square feet of floor space, allowing them to accommodate approximately 120 to 180 guests. The Company believes that the location and concentration of its restaurants allows it to realize economies of scale in advertising, distribution and field supervision.

  In 1992, the Company significantly increased its revenue base and California market share with the acquisition of 109 Bob's Big Boy and Allie's Restaurants (collectively, "Bob's") from Marriott Corporation. The Company believes that the acquisition of Bob's enabled the Company to establish attractive locations in developed areas at a substantially lower cost than had the Company built the locations itself. The Company completed its conversion of the Bob's restaurants to the Company's Coco's and Carrows concepts in 1994 at an average cost of approximately $230,000 per restaurant. In addition, the Company implemented a remodeling program in 1994 to remodel its 208 Coco's and Carrows restaurants that were not part of the Bob's conversion.

From January 1, 1994 through June 27, 1996, the Company remodeled 64 Coco's and 50 Carrows restaurants, at an average cost of approximately $150,000 per restaurant, with the majority of such remodels occurring in 1994 and early 1995. Since such time, remodeling activities have been curtailed due to the limited availability of capital.

  The Company's headquarters are located at 18831 Von Karman Avenue, Irvine, California, 92612. The Company's telephone number is (714) 757-7900.

                                THE ACQUISITION

  Flagstar, through the newly-formed FRD, acquired 100% of the capital stock of FRI-M and its Family Restaurant Division operating subsidiaries on May 23, 1996 for a purchase price of approximately $306 million. FRD financed the acquisition with $125 million in cash, $150 million in Notes and the assumption of approximately $31 million in lease and other debt obligations of FRI-M. The $125 million in cash paid to the seller was funded by a $75 million equity investment from Flagstar and a $51.5 million intercompany loan from FRI-M ($1.5 million of which was used to fund transaction costs). In order to fund an intercompany loan to FRD and provide a source of working capital, FRI-M obtained at the May 23, 1996 closing of the Acquisition a new credit facility consisting of a $56 million, 39-month term loan and a $35 million working capital facility to support letters of credit and for general working capital purposes (together, the "Credit Facility"). See "Description of Credit Agreement." In addition, on September 4, 1996, an additional $6,897,000 principal amount of Notes was issued by the Company to FRI pursuant to the purchase price adjustment provisions of the Stock Purchase Agreement. Hereinafter, these transactions are collectively referred to as the "Acquisition." Flagstar is a wholly-owned subsidiary of Flagstar Companies, Inc. ("FCI"). Reference to the "Predecessor Company" refers to the period of ownership of the Company by FRI prior to May 23, 1996. Reference to the "Successor Company" refers to the period of ownership of the Company by FRD Acquisition Co., a wholly owned subsidiary of Flagstar, subsequent to May 23, 1996.

                               THE EXCHANGE OFFER

The Exchange Offer..........
                              The Company is hereby offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Private Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. As of the date hereof, there is $156,897,000 aggregate principal amount of Private Notes outstanding. See "The Exchange Offer."

                              Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "The Exchange Offer--Resale of the Exchange Notes."


Registration Rights
Agreement...................  The Private Notes were issued by the Company on
                              May 23, 1996 to FRI pursuant to a Stock Purchase Agreement, dated March 1, 1996, by and among the Company, Flagstar, Flagstar Companies, Inc. and FRI (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, the Company and FRI entered into a Registration Rights Agreement, dated as of May 23, 1996 (the "Registration Rights Agreement"), which grants the holders of the Private Notes certain registration rights. The Registration Rights Agreement was subsequently amended on August 23, 1996 to grant the holders of the Private Notes certain exchange rights. The Exchange Offer is intended to satisfy such rights, which will terminate upon the consummation of the Exchange Offer. The holders of the Exchange Notes will not be entitled to any exchange or registration rights with respect to the Exchange Notes. See "The Exchange Offer-- Termination of Certain Rights."

Expiration Date.............
                              The Exchange Offer will expire at 5:00 p.m., New York City time, on October 7, 1996, unless the Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer--Expiration Date; Extensions; Amendments."

Accrued Interest on the
Exchange Notes  and the       The Exchange Notes will bear interest from and
Private Notes...............  including July 15, 1996. Holders whose Private
                              Notes are accepted for exchange will be deemed to have exchanged the right to receive any interest accrued on the Private Notes. See "The Exchange
                              Offer--Interest on the Exchange Notes."

Conditions to the Exchange    The Exchange Offer is subject to certain
Offer.......................  customary conditions that may be waived by the
                              Company. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Private Notes being tendered for exchange. See
                              "The Exchange Offer--Conditions."

Procedures for Tendering
Private  Notes..............
                              Each holder of Private Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Private Notes and any other required documentation to The Bank of New York, as exchange agent (the "Exchange Agent"), at the address set forth herein. By executing the Letter of Transmittal, the holder will represent to and agree with the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) such holder has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, (iii) that if such holder is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes, such holder will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters (see "The Exchange Offer--Resale of the Exchange Notes"), (iv) such holder understands that a secondary resale transaction described in clause
                              (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer-- Procedures for Tendering."

Special Procedures for
 Beneficial Owners..........  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer-- Procedures for Tendering."

Guaranteed Delivery
Procedures..................  Holders of Private Notes who wish to tender their
                              Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documentation required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of the Private
 Notes and Delivery of the
 Exchange Notes.............  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Private Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights...........  Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. See "The
                              Exchange Offer--Withdrawal of Tenders."

Certain Federal Income Tax
 Considerations.............  The exchange of Private Notes for Exchange Notes will be treated as a "non-event" for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Private Notes. As a result, no material federal income tax consequences will result to holders exchanging Private Notes for Exchange Notes. See "Certain Federal Income Tax Considerations--The Exchange Offer."

Exchange Agent..............  The Bank of New York is serving as the Exchange
                              Agent in connection with the Exchange Offer.

                               THE EXCHANGE NOTES

  The Exchange Offer applies to the entire aggregate principal amount of the Private Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. For further information and for definitions of certain capitalized terms used below, see "Description of Notes."

Securities..................
                              $156,897,000 aggregate principal amount of 12 1/2% Series B Senior Notes due 2004

Issuer......................  FRD Acquisition Co., a Delaware corporation

Maturity Date...............  July 15, 2004

Interest Payments...........  Interest on the Notes accrues at the rate of 12
                              1/2% per annum and is paid semi-annually on each January 15 and July 15, commencing July 15, 1996. The Company has the option, in its sole discretion, upon the failure to achieve certain financial performance levels and subject to certain conditions and restrictions, to issue Secondary Securities at a rate of 14% per annum in lieu of a cash payment of any or all of the interest due on the Notes on up to four interest payment dates within the first 39-months following issuance of the Notes. See "Description of Notes--Principal, Maturity and Interest."

Ranking.....................
                              The Notes are unsecured obligations of the Company and rank senior in right of payment to all future subordinated indebtedness of the Company and pari passu in right of payment to all future senior indebtedness of the Company. The Notes are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of FRI-M and the Company's other subsidiaries. The Company on a stand alone basis does not currently have any outstanding senior indebtedness other than the Notes and its guarantee of FRI-M's borrowings under the Credit Agreement. As of June 27, 1996, FRI-M and the Company's other subsidiaries had approximately $151.8 million of indebtedness and other liabilities (including trade payables and capitalized lease obligations).

Optional Redemption.........  The Notes are redeemable at the option of the
                              Company, in whole or in part, at any time on or after May 23, 2001 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, prior to May 23, 1999, the Company may, subject to certain conditions described herein, use the proceeds from an Initial Public Equity Offering to redeem up to $50 million aggregate principal amount of the Notes at the redemption price set forth herein. See "Description of Notes--Optional Redemption."

Change of Control...........  Upon a Change of Control, each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase, subject to certain conditions described herein. See "Description of Notes--Repurchase at the Option of Holders--Change of Control."

Certain Covenants...........  The Indenture limits, among other things, (i) the issuance of additional debt or disqualified stock by the Company or any of its subsidiaries, (ii) the payment of dividends on, and redemption of, stock of the Company and certain other restricted payments, (iii) creation of liens, (iv) asset sales, (v) transactions with affiliates, (vi) licensing of trade names or other intangible assets, (vii) engaging in a business other than the Company's current lines of business, (viii) consolidations, mergers, or transfers of all or substantially all of the Company's assets and
                              (ix) the payment of management fees, franchise fees and tax payments by the Company to Flagstar or its other subsidiaries.

Original Issue Discount.....  The Notes were issued with original issue discount for federal income tax purposes.
                              Original issue discount (that is, the difference between the face amount and the issue price of the Notes) will accrue from the date of issuance of a Note to its maturity date and will be includible as interest income for each day during each taxable year in which the Note is held by a holder in such holder's gross income for federal income tax purposes possibly in advance of receipt of the cash payments to which the income is attributable. See "Certain Federal Income Tax Considerations--The Notes."

Risk Factors................  An investment in the Notes involves a high degree of risk. For a discussion of certain
                              considerations relevant to an investment in the Notes, see "Risk Factors."

  For a detailed discussion of the terms of the Notes, see "Description of Notes."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by holders of the Private Notes in evaluating the Exchange Offer.

   SUMMARY COMBINED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The summary combined historical and unaudited combined pro forma financial information presented below have been derived from the audited combined financial statements, the Selected Combined Historical Financial Information, unaudited combined condensed financial statements, and the Unaudited Pro Forma Combined Financial Information included elsewhere herein. For additional financial information about the Company, see "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited combined financial statements included elsewhere herein.

                                           PREDECESSOR                                             SUCCESSOR       PRO FORMA(e)
                  ----------------------------------------------------------------------------    ----------- ---------------------
                                                                            SIX         FIVE          ONE                    SIX
                               FISCAL YEAR ENDED                           MONTHS      MONTHS        MONTH        YEAR      MONTHS
                                  DECEMBER(a),                             ENDED       ENDED         ENDED       ENDED      ENDED
                  ----------------------------------------------------    JUNE 25,    MAY 23,      JUNE 27,   DECEMBER 31, JUNE 27,
                    1991      1992        1993    1994(b)     1995(c)       1995        1996         1996         1995     1996(d)
                     (UNAUDITED)                                             (UNAUDITED)          (UNAUDITED)      (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS)
OPERATING
 STATEMENT DATA:
 Operating
  revenues....... $339,894  $438,582    $487,433  $504,174    $501,248    $243,630    $194,464      $48,950     $501,248   $243,414
 Operating
  income.........   22,484    23,486      30,522    27,073      27,909      12,353       7,919        3,185       32,890     13,607
 Interest and
  debt expenses..    4,601     4,852       4,594     6,934(f)   16,515(f)    5,925(f)    4,658(f)     2,496       29,907     12,542
 Net income
  (loss).........   10,619    10,899      15,236    10,111       4,724       2,794       1,101          493         (421)      (178)
 Ratio of
  earnings to
  fixed charges
  (g)............      4.9x      4.8x        6.6x      3.9x        1.7x        2.1x        1.7x         1.3x         1.1x       1.1x
SELECTED
 OPERATING DATA:
 Depreciation and
  amortization of
  property....... $ 11,280  $  8,416    $  9,241  $ 18,438(h) $ 22,547    $  9,871    $  9,487      $ 1,884     $ 22,547   $ 11,379
 Amortization of
  goodwill and
  other
  intangibles....      276       703         801     5,561(h)    5,900       2,968       2,399          624        6,145      3,117
 Capital
  expenditures...    6,394    85,231(i)   14,720    24,154      22,890      15,393       2,216          311       22,890      2,527

                                                    AS OF         AS OF
                                                 DECEMBER 31,   JUNE 27,
                                                     1995         1996
                                                               (UNAUDITED)
BALANCE SHEET DATA:
 Net property...................................   $146,042     $135,452(j)
 Total assets...................................    332,847      382,954
 Long-term debt, excluding current portion and
  loans payable to bank.........................     27,502      223,238(l)
 Stockholder's equity...........................    152,601(k)    75,493

- -------------------
(a) The Company's five most recently completed fiscal years ended on December 30, 1991, December 28, 1992, December 26, 1993, December 25, 1994 and
    December 31, 1995.
(b) Data presented for 1994 includes one month of financial information for the Company prior to FRI's reorganization under Chapter 11 of the Bankruptcy Code and eleven months of financial information for the Company following such reorganization. In January 1994, FRI's predecessor corporation, The Restaurant Enterprises Group, Inc. ("REG"), completed a reorganization under Chapter 11 of the Bankruptcy Code (the "Reorganization") and applied the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," ("SOP 90-7"). Pursuant to SOP 90-7, REG qualified for fresh start reporting as of January 27, 1994. Under this concept, all assets and liabilities of FRI are restated to current value at the date of reorganization. FRI obtained an appraisal of the assets and liabilities of FRI and the Company which determined the reorganization value (i.e., fair value) of the assets and liabilities. FRI utilized the results of this appraisal to implement fresh start reporting, which resulted in reorganization value in excess of amounts allocable to identifiable assets of $155,540,000 to the Company at January 27, 1994. For the one month ended January 26, 1994, the Company's selected operating statement data consisted of operating revenues of $43,538,000, operating income of $1,707,000, interest and debt expenses of $458,000, net income of $717,000, ratio of earnings to fixed charges of 3.7 times, depreciation and amortization of property of $697,000, amortization of goodwill and other intangibles of $81,000 and capital expenditures of $412,000. For the eleven months ended December 25, 1994, the Company's selected operating statement data consisted of operating revenues of $460,636,000, operating income of $25,366,000, interest and debt expenses of $6,476,000, net income of $9,394,000, ratio of earnings to fixed charges of 3.9 times, depreciation and amortization of property of $17,741,000, amortization of intangibles of $5,480,000 and capital expenditures of $23,742,000.

(c) Fiscal 1995 represents a 53 week period.
(d) The pro forma six months ended June 27, 1996 amounts represent a combination of the Predecessor's activity for the five months ended May 23, 1996 and the Successor's activity for the one month ended June 27, 1996 (five weeks), after giving effect to the pro forma adjustments.
(e) Pro forma information gives effect to the Acquisition as if it had occurred on December 26, 1994.
(f) Includes $3,033,000, $13,177,000, $4,232,000 and $4,260,000 for interest related to the Company's outstanding balance under the working capital portion of FRI's credit agreement used to fund operating cash flow needs for all of FRI's subsidiaries during 1994, 1995, the six months ended June 25, 1995 and the five months ended May 23, 1996, respectively.
(g) For purposes of computing the ratio of earnings to fixed charges, "fixed charges" consist of interest on debt, amortization of deferred financing expense and the interest element in rental payments under operating and capital leases. "Earnings" consist of income (loss) before income taxes, plus fixed charges.
(h) In connection with the Reorganization in January 1994, the Company restated all assets and liabilities, which resulted in reorganization value in excess of amounts allocable to identifiable assets of $155,540,000 to the Company at January 27, 1994.
(i) Includes $67,904,000 related to the acquisition of 109 Bob's restaurants in February 1992.
(j) Certain assets and liabilities are subject to appraisals which have not yet been completed.
(k) The predecessor financial information presented represents a combination of certain subsidiaries and divisions of FRI and does not represent a legal entity. Therefore, stockholder's equity as of December 31, 1995 represents the balance of the net intercompany activity with FRI.

(l) On September 4, 1996, the Company issued an additional $6,897,000 of Notes to FRI pursuant to the purchase price adjustment provisions of the Stock Purchase Agreement, of which $5,687,000 was estimated to be issued and is included in long-term debt as of June 27, 1996.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective purchasers of the Notes should consider carefully the following risk factors in evaluating an investment in the Notes. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. In addition, when used in the Prospectus the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader that this list of risk factors may not be exhaustive.

FAILURE TO EXCHANGE PRIVATE NOTES

  To the extent that Private Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Private Notes could be adversely affected due to the limited amount, or "float," of the Private Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. See "--Absence of Public Market for the Notes," "Plan of Distribution" and "The Exchange Offer."

CORPORATE STRUCTURE AND EFFECTIVE SUBORDINATION TO SUBSIDIARY DEBT

  The Company operates primarily through its subsidiaries. Accordingly, the rights of the Company and its creditors, including holders of Notes, to participate in the assets of any subsidiary of the Company upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may be a creditor with recognized claims against the subsidiary. Dividends, loans and advances from certain subsidiaries of the Company are contingent upon the earnings of such subsidiaries and are subject to certain contractual restrictions, including restrictions under the Credit Agreement. Borrowings under the Credit Agreement will be made by FRI-M, a subsidiary of the Company, will be guaranteed by the Company and the Company's other subsidiaries and generally will be secured by substantially all of the assets of the Company and the Company's subsidiaries and by a pledge of the stock of FRI-M and the Company's other subsidiaries. As a result, the Notes will be effectively subordinated to borrowings under the Credit Agreement and structurally subordinated to all existing and future liabilities and obligations of FRI-M and the Company's other subsidiaries. As of June 27, 1996, FRI-M and the Company's other subsidiaries had approximately $151.8 million of indebtedness and other liabilities (including trade payables and capitalized lease obligations). Moreover, payment of the Company's other ongoing obligations will be dependent upon the ability of the Company's subsidiaries to advance money or pay dividends to the Company. The Credit Agreement prohibits the payment of dividends or other funds to the Company if, after giving effect to such payment, there would exist a continuing event of default under the Credit Agreement, including an event of default arising as a result of the Company's failure to maintain certain specified financial ratios. See "--Restrictive Covenants" and "Description of Credit Agreement."

LEVERAGE

  As a result of the Acquisition, the Company is highly leveraged. Concurrently with the Acquisition, the Company entered into the Credit Agreement which provides for a $56 million term loan and working capital facility in the aggregate principal amount of $35 million. As of June 27, 1996, the Company had $23.1 million of letters of credit and $1.4 million of borrowings outstanding under the working capital portion of the Credit Facility.

  The indebtedness incurred in connection with the Acquisition has resulted in significant annual fixed charge obligations. The Company's ability to make scheduled payments, to refinance its obligations with respect to its indebtedness or to obtain additional financing in the future will depend on its financial and operating performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond its control. The Company believes it will have sufficient cash flow from operations to service its indebtedness. However, a significant downturn in the restaurant industry, the California economy or other developments adversely affecting the Company's cash flow could materially impair the Company's ability to service its indebtedness. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to refinance all or a portion of its debt or sell assets. There can be no assurance that the Company will be able to meet its debt service requirements or to repay the Notes at maturity or that the Company will be able to refinance the Notes or sell assets upon commercially reasonable terms.

RESTRICTIVE COVENANTS

  The Credit Agreement and the Indenture contain a number of restrictive covenants, including those restricting (i) the issuance of additional debt or disqualified stock by the Company or any of its subsidiaries, (ii) the payment of dividends on, and redemption of, stock of the Company and certain other restricted payments, (iii) creation of liens, (iv) asset sales, (v) transactions with affiliates, (vi) licensing of trade names or other intangible assets, (vii) engaging in a business other than the Company's current lines of business, (viii) consolidations, mergers, or transfers of all or substantially all of the Company's assets and (ix) the payment of management fees, franchise fees and tax payments by the Company to Flagstar or its other subsidiaries. See "Description of Notes" and "Description of Credit Agreement." A failure by the Company to comply with the restrictions contained in the Credit Agreement, the Indenture or other agreements relating to the Company's indebtedness could result in a default thereunder, which in turn could cause such indebtedness (and, by reason of cross-default provisions, other indebtedness) to become immediately due and payable. There can be no assurance that such restrictions will not adversely affect the Company's ability to conduct its operations or finance its capital needs or impair the Company's ability to pursue attractive business and investment opportunities if such opportunities arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Notes." While the restrictions described above, in combination with the leveraged nature of the Company, could limit the Company's ability to obtain financing in the future or may otherwise restrict corporate activities, the Company does not believe that its debt structure will have a material adverse effect on its ability to compete in the various restaurant markets in which it operates.

FRAUDULENT TRANSFER CONSIDERATIONS

  The incurrence by the Company of the indebtedness represented by the Notes as part of the Acquisition, may be subject to review under relevant federal and state fraudulent transfer laws in a bankruptcy case or a lawsuit commenced by or on behalf of unpaid creditors of the Company (including a lawsuit brought under circumstances not including bankruptcy) or a representative of such creditors, such as a trustee or the Company as debtor-in-possession. Under these laws, if a court were to find that, at the time the Notes were issued, (a) the Company either incurred indebtedness represented by the Notes with the intent of hindering, delaying or defrauding creditors or received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (b) the Company (i) was insolvent or was rendered insolvent by reason of incurring such indebtedness and effecting the Acquisition, (ii) was engaged in a business or transaction for which the assets remaining with it constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court may void the Company's obligations under the Notes and direct the repayment of any amounts paid thereunder to the Company or to a fund for the benefit of the Company's creditors or take other action detrimental to the holders of the Notes.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction which is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurred the indebtedness constituting the Notes, either
(a) the fair market value (or the fair saleable value) of its assets on a going concern basis is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured or (b) it is incurring debt beyond its ability to pay or refinance as such debt matures.

  The Company believes it received fair value at the time the indebtedness represented by the Notes was incurred. In addition, the Company does not believe that it, as a result of the issuance of the Notes, and the consummation of the Acquisition (i) is insolvent or rendered insolvent under the foregoing standards, (ii) is engaged in a business or transaction for which its remaining assets constitute unreasonably small capital or
(iii) incurred debts beyond its ability to pay such debts as they mature. These beliefs are based on the Company's operating history, the Company's net worth and management's analysis of internal cash flow projections and estimated values of Company assets and liabilities at the time of consummation of the Acquisition. There can be no assurance, however, that a court passing on these issues would make the same determination.

LIMITED OPERATING HISTORY SINCE THE ACQUISITION

  Prior to the Acquisition, FRI-M and its subsidiaries operated as wholly-owned subsidiaries of FRI. FRI-M and its subsidiaries have a limited operating history under the current ownership structure and investors have a very limited history to evaluate the Company's performance.

RISKS RELATED TO COMPETITION

  The Company's future performance will be subject to a number of factors that affect the restaurant industry generally, including competition. The restaurant business is highly competitive and the competition can be expected to increase. Price, restaurant location, food quality, service and attractiveness of facilities are important aspects of competition, and the competitive environment is often affected by factors beyond the Company's or a particular restaurant's control. The Company's restaurants compete with a wide variety of restaurants ranging from national and regional restaurant chains (some of which have substantially greater financial resources than the Company) to locally-owned restaurants. There is also active competition for liquor licenses in certain markets and for advantageous commercial real estate sites suitable for restaurants. See "Business--Restaurant Competition."

RISKS ASSOCIATED WITH FOOD SERVICE BUSINESSES

  Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographic considerations and the type, number and location of competing restaurants. Multi-unit food service chains such as the Company's can also be materially and adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses such as the Company to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased food, labor and employee benefit costs (including increases in hourly wage and minimum unemployment tax rates), regional weather conditions and the availability of experienced management and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular. Changes in economic conditions affecting the Company's guests could reduce traffic in some or all of the Company's restaurants or impose practical limits on pricing, either of which could have a material adverse effect on the results of operations of the Company. The continued success of the Company will depend on the ability of the Company's management to anticipate, identify and respond to changing conditions.

RISKS RELATED TO GOVERNMENT REGULATION

  The Company's restaurants are subject to federal, state and local laws and regulations governing health, sanitation, environmental matters, safety, the sale of alcoholic beverages and regulations regarding hiring and employment practices. The Company believes it has all licenses and approvals material to the operation of its businesses, and that its operations are in material compliance with applicable laws and regulations. See "Business--Government Regulation."

  The Company is subject to federal and state laws and regulations governing matters such as minimum wages, overtime and other working conditions. Approximately 56% of the Company's employees are paid at rates related to the minimum wage. Accordingly, increases in the minimum wage or decreases in the allowable tip credit (which reduce the minimum wage that must be paid to tipped employees in certain states) increase the Company's labor costs. This is especially true in California, where there is no tip credit. There is currently an initiative to raise the minimum wage in California to $5.00 per hour effective March 1, 1997, and to $5.75 per hour effective March 1, 1998. The initiative will be voted upon in November 1996. Also, the Federal minimum wage will increase from $4.25 per hour to $4.75 per hour on October 1, 1996 and again to $5.15 per hour on September 1, 1997. Employers must pay the higher of the Federal or State minimum wage. The Company will attempt to offset increases in the minimum wage through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to pass such additional costs on to its customers.

  The Company is also subject to both federal and state regulations governing disabled persons' access to its restaurant facilities. The selection of new restaurant sites is affected by federal, state and local laws and regulations regarding environmental matters, zoning and land use. In the past, none of these laws and regulations has had a significant negative effect on operations, nor has the Company experienced any significant difficulties in obtaining necessary licenses and approvals. More stringent and varied requirements (particularly at the local level), however, may result in increases in the cost and time required for opening new restaurants, as well as increases in the cost of operating restaurants, and difficulties in obtaining necessary licenses or permits could cause delays in or cancellations of new restaurant openings.

ORIGINAL ISSUE DISCOUNT

  The Notes were issued with original issue discount (the difference between the face amount and the issue price of the Notes) for federal income tax purposes. Original issue discount must be included in income for each day of the taxable year during which a Note is held. While the cash interest payments due under the Notes will, in most cases, equal the original issue discount which must be included in taxable income, it is possible that under certain circumstances a Note holder would be required to include original issue discount in income in advance of receipt of the cash interest payments to which the income is attributable. See "Certain Federal Income Tax Considerations--The Notes." With the exception of certain matters with respect to the AHYDO (as defined) rules, such discussion of material federal tax consequences is based on the opinion of Latham & Watkins. No Treasury Regulations have been proposed or issued under the AHYDO provision, and therefore Latham & Watkins is unable to opine on matters with respect thereto.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase such holder's Notes in whole or in part at a purchase price in cash in an amount equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The Company's ability to redeem Notes may be limited by the availability of sufficient funds, restrictions imposed by any other debt obligations (including the Credit Agreement) that may then be in effect and compliance with applicable securities laws. After giving effect to the Acquisition, the Company is not expected to, and no assurance can be given that the Company will have, sufficient funds available to purchase all of the outstanding Notes were they to be tendered in response to an offer made as a result of a Change of Control.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  There is no public market for the trading of the Notes. No assurance can be given that any trading market for the Notes will develop, or if developed, as to the liquidity of any trading market for the Notes or that any such trading market will continue. In addition, the liquidity of and the market prices for the Notes can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities, including, in particular, further fluctuations in the market for high-yield securities. Such fluctuations in the high-yield market may significantly affect liquidity and market prices independent of the financial performance of and prospects for the Company.

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Private Notes were issued by the Company on May 23, 1996 (the "Closing Date") to FRI pursuant to the Stock Purchase Agreement. As a condition to the sale of the Private Notes, the Company and FRI entered into the Registration Rights Agreement on May 23, 1996, as subsequently amended. Pursuant to the Registration Rights Agreement, as amended, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would file with the Commission a registration statement under the Securities Act (a "Registration Statement") with respect to the Exchange Notes within 45 days after the Closing Date and use its best efforts to cause such Registration Statement to become effective under the Securities Act on or before September 26, 1996. A copy of the Registration Rights Agreement, as amended, has been filed as an exhibit to the Registration Statement. The Registration Statement is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Stock Purchase Agreement.

RESALE OF THE EXCHANGE NOTES

  With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Private Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Private Notes surrendered pursuant to the Exchange Offer. Private Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will be registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to any of the rights of holders of Private Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Private Notes, such that both series of Notes will be treated as a single class of debt securities under the Indenture.

  As of the date of this Prospectus, $156,897,000 in aggregate principal amount of the Private Notes are outstanding. Only a registered holder of the Private Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Private Notes entitled to participate in the Exchange Offer.

  Holders of the Private Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Private Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Private Notes for the purposes of receiving the Exchange Notes from the Company.

  Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on October 7, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will (i) notify the Exchange Agent of any extension by oral or written notice, (ii) mail to the registered holders an announcement thereof and (iii) issue a press release or other public announcement which shall include disclosure of the approximate number of Private Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if any conditions set forth below under "--Conditions" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at a rate equal to 12 1/2% per annum. Interest on the Exchange Notes will be payable semi-annually in arrears on January 15 and July 15 of each year, commencing January 15, 1997. Holders of Exchange Notes will receive interest from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Private Notes from the date of initial delivery to the date of exchange for Exchange Notes. Holders of Private Notes that are accepted for exchange will be deemed to have exchanged the right to receive any interest accrued on the Private Notes.

PROCEDURES FOR TENDERING

  Only a registered holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Private Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Depository") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described below.

  The tender by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PRIVATE NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner(s) of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Private Notes.

  If the Letter of Transmittal or any Private Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Private Notes.

  All questions as to the validity, form, eligibility (including time of receipt), compliance with conditions, acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

  While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder of Private Notes will represent to the Company that, among other things, (i) Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of business of such holder, (ii) such holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) such holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for such holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

  If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Private Notes at the Depositary for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Private Notes by causing the Depositary to transfer such Private Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company setting forth the name and address of the holder, the certificate number(s) of such Private Notes and the principal amount of Private Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Private Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Private Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to the Expiration Date.

  To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date.

Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn (the "Depositor"), (ii) identify the Private Notes to be withdrawn (including the certificate number or numbers and principal amount of such Private Notes) and (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Private Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Private Notes, if the Company reasonably determines that the Exchange Offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the Commission.

  If the Company reasonably determines that such condition (that the Exchange Offer not violate applicable law, rules, regulations or interpretation of the Staff) is not satisfied, the Company may (i) refuse to accept any Private Notes and return all tendered Private Notes to the tendering holders,
(ii) extend the Exchange Offer and retain all Private Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Private Notes (see "--Withdrawal of Tenders") or
(iii) waive such unsatisfied condition with respect to the Exchange Offer and accept all properly tendered Private Notes that have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders of the Private Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

LIQUIDATED DAMAGES

  If (a) the Company fails to file the Registration Statement or a shelf registration statement covering resale of the Private Notes (a "Shelf Registration Statement") on or before the date specified for such filing, (b) neither of such registration statements is declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Registration Statement becomes effective, and the Company fails to consummate the Exchange Offer within 30 business days following the Effectiveness Target Date, or (d) the Shelf Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Private Notes during the period specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), the Company is required to pay as liquidated damages ("Liquidated Damages"), to each holder of Private Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Private Notes held by such holder. Upon a Registration Default, Liquidated Damages will accrue at the rate specified above until such Registration Default is cured, and the amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Private Notes for each subsequent 90-day period until all Registration Defaults have been cured. All accrued Liquidated Damages will be paid by the Company on January 15 and July 15 of each year and on each other payment date provided in the Indenture including, without limitation, whether upon redemption, maturity (by acceleration or otherwise), purchase upon a change of control or purchase upon a sale of assets to the holders of Private Notes by wire transfer of immediately available funds or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the payment of Liquidated

Damages will cease. The filing and effectiveness of the Registration Statement of which this Prospectus is a part and the consummation of the Exchange Offer within the time periods specified above will eliminate all rights of the holders of Private Notes eligible to participate in the Exchange Offer to receive the Liquidated Damages described in this section.

TERMINATION OF CERTAIN RIGHTS

  All rights under the Registration Rights Agreement (including registration rights) of holders of the Private Notes eligible to participate in the Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify such holders (including any broker-dealers) and certain parties related to such holders against certain liabilities (including liabilities under the Securities Act), (ii) to provide, upon the request of any holder of a transfer-restricted Private Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Private Notes pursuant to Rule 144A and (iii) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of up to 180 days after the Expiration Date.

EXCHANGE AGENT

  The Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      HAND DELIVERY:        MAIL/OVERNIGHT COURIER:
      The Bank of New York  The Bank of New York
      101 Barclay Street    101 Barclay Street
      New York, NY 10286    7th East Side
      Attn: Arwen Gibbons   New York, NY 10286
                            Tel. #(212) 815-6333
                            BY FACSIMILE:
                            Fax #(212) 571-3080

  DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $200,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURES TO EXCHANGE

  Participation in the Exchange Offer is voluntary. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  The Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Private Notes may be resold only (i) to a person whom the seller reasonably believes is a "qualified institutional buyer" as defined in Rule 144A under the Securities Act ("QIB") in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act,
(iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

  For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Private Notes in like principal amount, the terms of which are identical to the Exchange Notes except that (i) the exchange will have been registered under the Securities Act, and therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Private Notes surrendered in exchange for Exchange Notes will be retained by the Company and the Exchange Offer will not result in any increase in the indebtedness of the Company.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 27, 1996. This table should be read in conjunction with the unaudited pro forma financial statements and the notes thereto, as well as the other financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                             AS OF JUNE 27, 1996
                                                               (IN THOUSANDS)
Long-term debt (including current portion):
  Working capital revolver..................................      $  1,400
  Term loan.................................................        56,000
  Notes.....................................................       150,000(a)
  Other long-term debt......................................        30,027(a)
                                                                  --------
Total long-term debt........................................       237,427
Stockholder's equity........................................        75,493
                                                                  --------
Total capitalization........................................      $312,920
                                                                  ========

- --------

(a) In addition, on September 4, 1996 the Company issued an additional $6,897,000 of Notes to FRI pursuant to the purchase price adjustment provisions of the Stock Purchase Agreement, of which $5,687,000 was estimated to be issued and is included in other long-term debt as of June 27, 1996.

              SELECTED COMBINED HISTORICAL FINANCIAL INFORMATION

  The combined historical results of operations data and balance sheet of the Company's predecessor corporation are presented below for or at the end of each of the fiscal years 1991, 1992, 1993, 1994 and 1995 and the six-month period ended June 25, 1995 and the five-month period ended May 23, 1996. The selected combined historical financial information for the years ended 1991 and 1992 and for the six-month period ended June 25, 1995, the five-month period ended May 23, 1996 and the one-month period ended June 27, 1996 (five weeks) were derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring items) necessary to present fairly, in accordance with generally accepted accounting principles, the information contained therein. Such information should be read in conjunction with the combined financial statements and related notes thereto included elsewhere in this Prospectus, as well as in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because FRD is a wholly owned subsidiary of Flagstar, per share data is not meaningful and has been omitted for the periods presented below.

                                                   PREDECESSOR                                             SUCCESSOR
                          ----------------------------------------------------------------------------    -----------
                                                                                    SIX        FIVE
                                       FISCAL YEAR ENDED                           MONTHS      MONTHS
                                          DECEMBER(a),                             ENDED       ENDED       ONE MONTH
                          ----------------------------------------------------    JUNE 25,    MAY 23,     ENDED JUNE
                            1991      1992        1993    1994(b)     1995(c)       1995        1996       27, 1996
                             (UNAUDITED)                                             (UNAUDITED)          (UNAUDITED)
                                              (DOLLARS IN THOUSANDS)
OPERATING STATEMENT
 DATA:
 Operating revenues.....  $339,894  $438,582    $487,433  $504,174    $501,248    $243,630    $194,464      $48,950
 Operating income.......    22,484    23,486      30,522    27,073      27,909      12,353       7,919        3,185
 Interest and debt
  expenses..............     4,601     4,852       4,594     6,934(d)   16,515(d)    5,925(d)    4,658(d)     2,496
 Net income (loss)......    10,619    10,899      15,236    10,111       4,724       2,794       1,101          493
 Ratio of earnings to
  fixed charges (e).....       4.9x      4.8x        6.6x      3.9x        1.7x        2.1x        1.7x         1.3x
SELECTED OPERATING DATA:
 Depreciation and
  amortization of
  property..............  $ 11,280  $  8,416    $  9,241  $ 18,438(f) $ 22,547    $  9,871    $  9,487      $ 1,884
 Amortization of
  goodwill and other
  intangibles...........       276       703         801     5,561(f)    5,900       2,968       2,399          624
 Capital expenditures...     6,394    85,231(g)   14,720    24,154      22,890      15,393       2,216          311

                                       AS OF DECEMBER 31,                       AS OF
                         --------------------------------------------------   JUNE 27,
                           1991      1992      1993      1994       1995        1996
                            (UNAUDITED)                                      (UNAUDITED)
BALANCE SHEET DATA:
 Working capital
  (deficiency) (h)...... $(28,096) $(47,397) $(46,293) $(106,223) $(121,032)  $(54,354)
 Net property...........   58,731    73,369    78,471    165,285    146,042    135,452
 Total assets...........   86,432   130,394   135,843    350,993    332,847    382,954
 Long-term debt,
  excluding current
  portion and loans
  payable to bank.......   34,031    36,116    34,605     32,499     27,502    223,238 (j)
 Stockholder's equity
  (i)...................    2,768    23,823    31,852    192,354    152,601     75,493

- -------------------
(a) The Company's five most recently completed fiscal years ended on December 30, 1991, December 28, 1992, December 26, 1993, December 25, 1994 and
    December 31, 1995.
(b) Data presented for 1994 includes one month of financial information for the Company prior to FRI's reorganization under Chapter 11 of the Bankruptcy Code and eleven months of financial information for the Company following such reorganization. In January 1994, FRI's predecessor corporation, REG, completed the Reorganization and applied the provisions of SOP 90-7. Pursuant to SOP 90-7, REG qualified for fresh start reporting as of January 27, 1994. Under this concept, all assets and liabilities of FRI are restated to current value at the date of reorganization. FRI obtained an appraisal of the assets and liabilities of FRI and the Company which determined the reorganization value (i.e., fair value) of the assets and liabilities. FRI utilized the results of this appraisal to implement fresh start reporting, which resulted in reorganization value in excess of amounts allocable to identifiable assets of $155,540,000 to the Company at January 27, 1994. For the one month ended January 26, 1994, the Company's operating statement data consisted of operating revenues of $43,538,000, operating income of $1,707,000, interest and debt expenses of $458,000, net income of $717,000, ratio of earnings to fixed charges of 3.7 times, depreciation and amortization of property of $697,000, amortization of goodwill and other intangibles of $81,000 and capital expenditures of $412,000. For the eleven months ended December 25, 1994, the Company's selected operating statement data consisted of operating revenues of $460,636,000, operating income of $25,366,000, interest and debt expenses of $6,476,000, net income of $9,394,000 ratio of earnings to fixed charges of 3.9 times, depreciation and amortization of property of $17,741,000, amortization of intangibles of $5,480,000 and capital expenditures of $23,742,000.

(c) Fiscal 1995 represents a 53 week period.
(d) Includes $3,033,000, $13,117,000, $4,232,000 and $4,260,000 for interest related to the Company's outstanding balance under the working capital portion of FRI's credit agreement used to fund operating cash flow needs for all of FRI's subsidiaries for 1994, 1995, the six months ended June 25, 1995 and the five months ended May 23, 1996, respectively.
(e) For purposes of computing the ratio of earnings to fixed charges, "fixed charges" consist of interest on debt, amortization of deferred financing expense and the interest element in rental payments under operating and capital leases. "Earnings" consist of income (loss) from continuing operations before income taxes, plus fixed charges.
(f) In connection with the Reorganization in January 1994, the Company restated all assets and liabilities, which resulted in reorganization value in excess of amounts allocable to identifiable assets of $155,540,000 to the Company at January 27, 1994.
(g) Includes $67,904,000 related to the acquisition of 109 Bob's restaurants in February 1992.
(h) The Company historically operates with a working capital deficiency because (i) restaurant operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (ii) rapid turnover allows a limited investment in inventories and (iii) cash from sales is usually received before related accounts payable for food, beverage and supplies become due.
(i) The predecessor financial information presented represents a combination of certain subsidiaries and divisions of FRI and does not represent a legal entity. Therefore, stockholder's equity represents the net activity with FRI.

(j) On September 4, 1996, the Company issued an additional $6,897,000 of Notes to FRI pursuant to the purchase price adjustment provisions of the Stock Purchase Agreement, of which $5,687,000 was estimated to be issued and is included in long-term debt as of June 27, 1996.

                         UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

  The unaudited pro forma combined statement of operations data for the year ended December 31, 1995 and the six-month period ended June 27, 1996, combines the results of operations of FRD and FRI-M assuming that the Acquisition had been consummated on December 26, 1994 (the beginning of the Company's 1995 fiscal year). An unaudited pro forma combined balance sheet is not presented, as the Acquisition is already reflected in the historical balance sheet included in this Prospectus. FRD was incorporated on February 14, 1996 for the purpose of acquiring FRI-M. Its capitalization upon incorporation was $100, representing 1,000 shares of common stock with a par value of $0.10 per share. Accordingly, no amounts are presented for FRD in the historical statement of operations data. Because FRD is a wholly owned subsidiary of Flagstar, per share data is not meaningful and has been omitted for the periods presented.

  The unaudited pro forma combined financial information has been provided for comparative purposes only and does not purport to be indicative of results which would actually have been obtained had the Acquisition been effected on the date or dates indicated or which may be obtained in the future. These unaudited pro forma combined financial statements should be read in conjunction with the combined audited financial statements and unaudited interim combined financial statements, including the notes thereto, which appear elsewhere in this Prospectus.

  The unaudited pro forma adjustments are based upon information set forth in this Prospectus and certain assumptions included in the notes to the unaudited pro forma combined financial statements. The Company is performing an ongoing evaluation regarding the nature and scope of its restaurant operations and various short-and long-term strategic considerations in the process of assessing whether, and to what extent, integration, consolidation or other modification of its restaurant operations is appropriate following the Acquisition. These strategic considerations include, among other things, the elimination of certain duplicative administrative functions, which are reflected in the unaudited pro forma adjustments. The Company believes the pro forma assumptions are reasonable under the circumstances.

  The Acquisition will be accounted for by the purchase method of accounting. Accordingly, FRD's cost to acquire FRI-M and certain of its subsidiaries (the "Purchase Consideration"), calculated to be $286,000,000, will be allocated to the assets acquired and liabilities assumed according to their respective fair values. The final allocation of the Purchase Consideration, including the fair value of the Notes, is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make such an allocation in the accompanying unaudited pro forma combined financial statements. Accordingly, the purchase allocation adjustments made in connection with the preparation of the unaudited pro forma combined financial statements are preliminary and have been made solely for the purpose of preparing such unaudited pro forma combined financial statements. The Company anticipates finalizing the preliminary allocation by the end of 1996, and does not anticipate the impact of the reallocation to be significant to the financial statements.

                          UNAUDITED PRO FORMA COMBINED
                            STATEMENTS OF OPERATIONS

                                                 PREDECESSOR                                   SUCCESSOR
                         ------------------------------------------------------------------  --------------
                                                                                                            PRO FORMA
                                                                                                             COMBINED
                                                                                                             FOR THE
                                                                                                            SIX MONTHS
                                                                                               ONE MONTH      ENDED
                                  YEAR ENDED                     FIVE MONTHS ENDED           ENDED JUNE 27,  JUNE 27,
                               DECEMBER 31, 1995                   MAY 23, 1996                   1996         1996
                         --------------------------------  --------------------------------  -------------- ----------
                                    PRO FORMA       AS                PRO FORMA       AS
                          ACTUAL   ADJUSTMENTS   ADJUSTED   ACTUAL   ADJUSTMENTS   ADJUSTED      ACTUAL
                                                   (DOLLARS IN THOUSANDS)
Operating revenues...... $501,248                $501,248  $194,464                $194,464     $48,950      $243,414
                         --------    -------     --------  --------    -------     --------     -------      --------
Operating expenses:
Product cost............  143,206                 143,206    54,370                  54,370      14,126        68,496
Payroll and related
 costs..................  180,922                 180,922    74,642                  74,642      17,481        92,123
Occupancy and other
 operating expenses.....   79,331                  79,331    32,772                  32,772       7,718        40,490
Depreciation and
 amortization...........   22,547                  22,547     9,487                   9,487       1,884        11,379
Amortization of
 intangibles............    5,900    $   245 (a)    6,145     2,399    $   102 (a)    2,501         624         3,117
General, administrative
 and selling expenses...   43,535     (5,226)(b)   38,309    20,092     (2,605)(b)   17,487       4,246        21,733
Franchise fees..........   (4,371)                 (4,371)   (1,479)                 (1,479)       (326)       (1,805)
Loss (gain) on
 disposition of
 properties.............    2,269                   2,269    (5,738)                 (5,738)         12        (5,726)
                         --------    -------     --------  --------    -------     --------     -------      --------
                          473,339     (4,981)     468,358   186,545     (2,503)     184,042      45,765       229,807
                         --------    -------     --------  --------    -------     --------     -------      --------
Operating income........   27,909      4,981       32,890     7,919      2,503       10,422       3,185        13,607
Interest expense........   16,515     13,392 (c)   29,907     4,658      5,388 (c)   10,046       2,496        12,542
                         --------    -------     --------  --------    -------     --------     -------      --------
Income before income
 taxes..................   11,394     (8,411)       2,983     3,261     (2,885)         376         689         1,065
Income taxes............    6,670     (3,266)(d)    3,404     2,160     (1,113)(d)    1,047         196         1,243
                         --------    -------     --------  --------    -------     --------     -------      --------
Net income (loss)....... $  4,724    $(5,145)    $   (421) $  1,101    $(1,772)    $   (671)    $   493          (178)
                         ========    =======     ========  ========    =======     ========     =======      ========
Ratio of earnings to
 fixed charges..........      1.7x                    1.1x      1.7x                   1.0x         1.3x          1.1x

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

  A summary of the Acquisition is as follows:

Cost of acquisition:
  Flagstar cash investment...................................... $  75,000,000
  Long-term note payable to FRI.................................   150,000,000
  Proceeds of term loan and working capital borrowings..........    57,400,000
                                                                 -------------
                                                                 $ 282,400,000
                                                                 =============
Net assets acquired:
  Stockholder's equity of FRI-M immediately prior to the
   Acquisition.................................................. $ 132,199,000
  Assets and liabilities retained by FRI:
    Excess cash.................................................    (4,695,000)
    Royalties receivable........................................    (3,485,000)
    Utility deposit.............................................      (127,700)
    Note receivable.............................................      (394,300)
    Administrative bonus accrual................................       389,000
  Sale/leaseback of restaurants in accordance with the
   Acquisition terms............................................    (2,338,000)
  Credit facility repaid on the date of the Acquisition.........    82,493,000
  Direct costs of the Acquisition...............................     4,500,000
  Fair value adjustments to reflect increases (decreases) in the book value of FRI-M purchased assets:
    Liabilities for integration and other costs associated with
     the Acquisition............................................    (3,100,000)
    Write-off of net reorganization costs.......................  (144,056,000)
    Excess of the purchase price over the fair value of the
     assets acquired based on information currently available...   221,015,000
                                                                 -------------
                                                                 $ 282,400,000
                                                                 =============

  The fair value adjustments noted above are preliminary in nature. The final allocation of the purchase price is dependent upon certain valuations and other studies that are not complete at this time.

  Based on the preliminary assessment of net assets acquired, the following pro forma adjustments to the unaudited pro forma combined statement of operations have been made:

(a) The adjustment for amortization of intangibles reflects the removal of FRI-M reorganization costs amortized over 30 years of $155,540,000 and the net effect of pro forma adjustments that impact the excess purchase price and other direct expenses of the Acquisition over the fair value of the net assets acquired $221,015,000 amortized over 40 years. Other intangible assets of the Company includes amounts allocated to franchise operating rights of $7,953,000, to be amortized over 15 years.
(b) The adjustment for general and administrative expenses at December 31, 1995 and June 27, 1996 represents reductions in corporate overhead charges previously incurred by the Company of $10,111,000 and $3,892,000, respectively, and elimination of the management fee charged by FRI to the Company of $2,633,000 and $1,630,000, respectively, offset by management fees of 1.0% of sales to be charged by Flagstar and an estimated 0.5% of sales, estimated to be the Company's allocated cost of shared administrative services provided by Flagstar or its subsidiaries.

(c) The adjustment for interest expense represents the elimination of interest of $13,117,000 and $5,658,000 at December 31, 1995 and June 27, 1996,
    respectively, on the Company's loan payable to banks, including amortization of deferred financing costs, and includes interest on (i) the $156,897,000 of Notes ($6,897,000 of which resulted from the liability for additional Notes issued on September 4, 1996 pursuant to the purchase price adjustment provisions in the Stock Purchase Agreement of which $5,687,000 was estimated to be issued and is included in long-term debt as of June 27, 1996) at an annual interest rate of 12 1/2%, (ii) the $56,000,000 term loan (including the current portion of $8,000,000) at an annualized interest rate of

   8.5%, (iii) assumed borrowings of $1,400,000 on the revolving portion of the Credit Facility at an assumed annual interest rate of 8.5% and (iv) use of $23,100,000 of the revolving portion of the Credit Facility to support letters of credit at an annual interest rate of 3% and a commitment fee of 0.5% annually on the unused portion of the revolving portion of the Credit Facility ($10,500,000). The adjustment also includes amortization of the deferred financing costs incurred in connection with the financing of the Acquisition. These deferred financing costs of $3,900,000 in connection with the Credit Facility and $600,000 on the Notes are amortized over 39 months and eight years, respectively. See "Description of Credit Agreement."
(d) The provision for income taxes has been adjusted assuming an effective federal and state income tax rate of 40% on the combined earnings of the Company, excluding amortization of goodwill of $5,280,000 and $2,139,000 for 1995 and the five-month period ended May 23, 1996, respectively, after giving effect to the adjustments set forth in (a) through (c), above.
(e) The provision for income taxes for the one month ended June 27, 1996 was based on the projected tax rate for the seven months ended December 28, 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  FRD Acquisition Co. completed the acquisition of the Coco's and Carrows restaurant chains from Family Restaurants, Inc. on May 23, 1996. FRD Acquisition Co. was formed as a wholly owned subsidiary of Flagstar Corporation for the purpose of effecting this acquisition. Prior to May 23, 1996, FRD Acquisition Co. had no assets or business. See "Summary--The Acquisition."

  FRD Acquisition Co. is a holding company, all of whose operations are conducted by wholly owned subsidiaries. The Company is entirely dependent upon the cash flow of its subsidiaries to meet its obligations under the Notes. The Credit Agreement imposes significant limitations upon the payment of dividends by the subsidiaries to FRD Acquisition Co. See "Risk Factors--Corporate Structure and Effective Subordination to Subsidiary Debt," "--Restrictive Covenants" and "Description of Credit Agreement."

PREDECESSOR OPERATIONS

  Over the past three years, the results of the Company's predecessor have been impacted by (i) capital constraints that limited the Company's ability to remodel its restaurants; (ii) a weak California economy; and (iii) increased competitive pressure within the entire restaurant industry.

RESULTS OF OPERATIONS

 Six Months Ended June 27, 1996 to Six Months Ended June 25, 1995

  Operating results for the six months ended June 27, 1996 include the five months ended May 23, 1996 (predecessor) and the one month ended June 27, 1996 (successor).

  Operating revenues for the first six months of 1996 decreased by approximately $0.2 million (0.1%) as compared with the first six months of 1995. This decrease is the result of a reduction of one restaurant. The Carrows restaurants experienced a 2.3% increase in comparable store sales in the first six months of 1996 compared to the first six months of 1995 while the Coco's restaurants experienced a decrease of 2.5% in comparable store sales during the period. The Company's average check increased during the period while average weekly customer count decreased during the same period.

  The Company's general administrative and selling expenses increased by $2.6 million (12.4%). This increase is primarily due to a litigation reserve established ($1.1 million) as well as an increase in advertising spending ($0.7 million).

  Revenues from franchised restaurants were mainly comprised of annual franchise royalties from the Company's franchisees. Franchise fees for the first six months of 1996 decreased by approximately $0.9 million, as compared to the first six months of 1995. This decrease was the result of the change in the applicable exchange rates from a 79 yen/dollar rate for the first six months in 1995 compared to a 105 yen/dollar rate for the first six months in 1996, resulting in a decrease in fees of approximately $0.7 million. Additionally a change in the franchisee contract royalty rate resulted in an average royalty rate of 1.2% in the first six months of 1995 being reduced to 0.9% in the first six months of 1996, creating a reduction in fees of approximately $0.5 million. These decreases were partially offset by an increase in the number of units from 216 in the first six months of 1995 compared to 265 in the first six months of 1996.

  The Company's overall operating income decreased by $1.2 million (10.1%) in the first six months of 1996 as compared to the first six months of 1995. This decrease was partially attributable to the above mentioned operating revenue decrease, general, administrative and selling expenses increases and franchise fee revenue decreases. In addition, included in payroll and benefits is an increase for increased workers' compensation self insurance reserves ($2.0 million) based on revised claim loss estimates and an increase in certain employee benefit accruals ($0.8 million). Partially offsetting these decreases to operating income was a gain on the sale of one Carrows restaurant in Las Vegas, Nevada of $5.9 million.

  Interest and debt expense increased by $1.2 million (20.7%) in the first six months of 1996 as compared to the same period in 1995. This increase was due to an increase in working capital borrowings under the Company's prior credit facility which was used to fund operating cash flow needs of all FRI subsidiaries.

  The decrease in net income of $1.2 million (42.9%) was due to a combination of the above described items.

 Fiscal 1995 to Fiscal 1994

  Operating revenues for 1995 decreased by approximately $2.9 million (0.6%) as compared with the twelve months ended December 25, 1994. This decrease is attributed to a reduction in the number of the Company's restaurants (349 restaurants in 1995 as compared to 350 restaurants in 1994), as well as a decrease in comparable store sales of approximately $12.8 million. The Carrows restaurants experienced a slight decrease of approximately $0.3 million (0.2%) in comparable store sales in 1995 compared to 1994, while the Coco's restaurants experienced a decrease in comparable store sales of approximately $12.5 million (5.0%) in 1995 compared to 1994. Carrows average weekly customer count per restaurant decreased by 30 guests (0.7%) in 1995 as compared to 1994, while Coco's average weekly customer count decreased by 335 guests (7.0%) in 1995 compared to 1994. These decreases in customer count were partially offset by increases in average guest check for Carrows and Coco's of 5.0% and 3.2%, respectively, in 1995 as compared to 1994. The decrease in traffic during 1995 resulted from intense competition and discounting in the family restaurant segment. In addition, the California economy continued to generally experience weakness in 1995. In January 1995, California required all restaurants to be "non-smoking" and the Company believes this legislation had a substantial negative impact on traffic in the Company's restaurants due to the fact that 75% of the Company's restaurants are located in California.

  Advertising expense increased by $1.9 million in 1995 as compared to 1994. This increase is attributable to an additional television campaign for Carrows as well as the hiring of an outside advertising agency for the first time during 1995.

  Revenues from franchised restaurants were mainly comprised of annual franchise royalties from the Company's franchisees. Franchise fees decreased by $1.6 million in 1995 as compared to 1994. This decrease is due to the decrease in royalty rate paid by the franchisees of 1.6% in 1994 to 1.0% in 1995, which is partially offset by an increase in fees due to the increase in number of units during the year, which created a reduction in fees of approximately $2.3 million. This decrease was partially offset by an increase in fees due to the increase in the number of units from 219 units in 1994 to 251 units in 1995.

  The Company's overall operating income increased by $0.8 million (3.1%) in 1995 as compared to 1994. This increase was primarily attributable to improved efficiencies in labor and related fringe benefits of $6.6 million. However, these efficiencies were partially offset by the decrease in operating revenues of approximately $2.9 million in 1995 as compared to 1994 and increased depreciation and amortization expense of approximately $4.2 million as a result of the asset revaluation made upon the Reorganization and the Company's 1994 remodeling activities.

  Interest and debt expense increased by $9.6 million (138%) in 1995 as compared to 1994. This increase was due to an increase in working capital borrowings under the Company's prior credit facility which was used to fund operating cash flow needs of all FRI subsidiaries.

  The decrease in net income of $5.4 million (53.3%) was due to a combination of the above described items.

 Fiscal 1994 to Fiscal 1993

  Operating revenues for 1994 increased by approximately $16.7 million (3.4%) as compared with the twelve months ended December 26, 1993. This increase was the result of the continuing effect of the acquisition of 109 Bob's restaurants in 1992 and their subsequent conversion to Carrows and Coco's concepts. Following the conversion of Bob's to Carrows and Coco's, the average restaurant traffic increased by approximately 80% from pre-conversion levels. In addition, Carrows restaurants experienced an increase of approximately $1.6 million (1.0%) in comparable store sales in 1994 compared to 1993, while the Coco's restaurants experienced an increase in comparable store sales of approximately $3.2 million (1.5%) in 1994 compared to 1993. Carrows average weekly customer count per restaurant increased by less than 1.0% in 1994 as compared to 1993, while Coco's average weekly customer count remained virtually even in 1994 as compared to 1993. Average guest check for Carrows and Coco's increased by 4.9% and 2.2%, respectively, in 1994 as compared to 1993.

  Advertising expense increased by $1.5 million in 1994 as compared to 1993. This increase is attributable to increased media (radio, television, and newspaper) advertising.

  Revenues from franchised restaurants were mainly comprised of annual franchise royalties from the Company's franchisees. Franchise fees increased by $1.1 million in 1994 as compared to 1993. This increase is attributable to the change in the combined exchange rates from applicable hedge contracts from an average 123 yen/dollar rate in 1993 compared to an average 101 yen/dollar rate in 1994. As the franchise fees are in yen, the conversion to dollars causes a change in the dollar amount of franchise fees from period to period.

  The Company's overall operating income decreased by $3.4 million (11.3%) in 1994 as compared to 1993. This decrease was primarily attributable to an increase in depreciation and amortization as a result of the Reorganization in January 1994. Depreciation and amortization in 1994 (one month pre-Reorganization and 11 months post-Reorganization) compared to 1993 depreciation and amortization increased by $14.0 million. Other operating expenses were substantially consistent with increased operating revenues.

  Interest and debt expense increased by $2.3 million (51%) in 1994 as compared to 1993. This increase was due to an increase in working capital borrowings under the Company's prior credit facility which was used to fund operating cash flow needs of all FRI subsidiaries. Prior to January 1994, FRI-M did not have a working capital facility.

  The decrease in net income of $5.1 million (33.6%) was due to a combination of the above described items.

PRO FORMA RESULTS

  The Unaudited Pro Forma Combined Statements of Operations reflect the estimated results of operations, assuming the acquisition had been consummated on the first day of the Company's 1995 fiscal year. On a pro forma basis, operating income would have been $32.9 million for 1995, rather than the historical amount of $27.9 million, reflecting assumed lower general and administrative expenses for the Company subsequent to the acquisition. The reduction in general and administrative expenses is primarily the result of the elimination of corporate overhead and management fees previously charged to the Company by its predecessor parent, offset by management fees to be charged the company by its new parent, Flagstar. Interest expense on a pro forma basis would have been $29.9 million, compared to the historical amount of $16.5 million in 1995. This increase is due to the debt incurred by the Company in making the acquisition. Pro forma income tax expense for 1995 would have been $3.4 million, as compared to $6.7 million. This decrease is due primarily to the tax impact of the amounts discussed above. On a pro forma basis, the net loss for 1995 would have been $421,000 compared to the historical net income amount of $4.7 million, as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's predecessor was a wholly owned subsidiary of FRI which operated other restaurant concepts. Certain of these concepts operated at a significant cash flow deficit and borrowings against FRI-M's Credit Facility were necessary to fund the Company's predecessor's operations during 1995 and through May 23, 1996 (the date of the Acquisition). These borrowings were not used by the Company.

  The Company historically operates with a working capital deficiency because
(i) restaurant operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (ii) rapid turnover allows a limited investment in inventories and (iii) cash from sales is usually received before related accounts payable for food, beverages and supplies become due.

  The Company intends to continue to operate with working capital deficiencies and to rely upon internally generated funds and borrowings under the Credit Agreement to finance its daily restaurant operations. The Company is performing an ongoing evaluation regarding the nature and scope of its restaurant operations and various short-term and long-term strategic considerations in the process of assessing whether, and to what extent, integration, consolidation or other modification of its restaurant operations is appropriate following the Acquisition. The Company believes that funds to be generated internally from operations and the funds available to the Company under the Credit Agreement will be adequate to meet the Company's debt service and capital expenditure requirements for the foreseeable future. See "Risk Factors--Leverage" and "Description of Credit Agreement."

IMPACT OF INFLATION

  Management recognizes that inflation has an impact on food, construction, labor, and benefit costs, all of which can significantly affect the Company's operations. High interest rates can negatively affect lease payments for new restaurants as well. Historically, the Company has been able to pass any associated higher costs due to these inflationary factors along to its customers because those factors have impacted nearly all restaurant companies.

                                   BUSINESS

OVERVIEW

  The Company is one of the nation's leading operators of family restaurants. As of June 27, 1996, the Company operated 346 restaurants owned or leased by the Company, principally under the Coco's and Carrows names. As of June 27, 1996, the Company operated 167 Coco's, 159 Carrows, 17 jojos, 1 Jeremiah's and 2 Bob's restaurants. Approximately 74% of the Company's restaurants are located in California, making the Company the second largest family restaurant operator in California, both in terms of sales volume and number of restaurants. Coco's and Carrows restaurants were founded more than 25 years ago and have developed excellent name recognition and a loyal customer base, with customers on average making return visits to the restaurants seven and six times per month, respectively. In addition to its domestic operations, as of June 27, 1996 the Company is the licensor of 261 Coco's restaurants in Japan and South Korea.

  The Company's restaurants offer an extensive menu of moderately priced breakfast, lunch and dinner items and are typically open either 18 or 24 hours a day. Both Coco's and Carrows restaurants emphasize consistently high quality food with an excellent price/value relationship and friendly, efficient service. During 1995, the average check per person was approximately $6.73 for Coco's and $6.09 for Carrows, representing increases of 3.2% and 5.0%, respectively, over the previous year. The Company generates approximately 23%, 32%, 40% and 5% of its revenue from breakfast, lunch, dinner and late night meals, respectively, which the Company believes represents a higher dinner proportion than its major competitors. The Company's average weekly restaurant customer count in 1995 was 4,244 for Coco's and 4,443 for Carrows.

  The Company's restaurants are generally located in densely populated suburban areas with high commercial traffic and a strong residential base. The commercial traffic typically provides a large portion of the Company's weekday breakfast and lunch customers, while the residential traffic accounts for a majority of the Company's dinner and weekend business. The Company's restaurants average between 5,000 and 6,000 square feet of floor space, allowing them to accommodate approximately 120 to 180 guests. The Company believes that the location and concentration of its restaurants allows it to realize economies of scale in advertising, distribution and field supervision.

  In 1992, the Company significantly increased its revenue base and California market share with the acquisition of 109 Bob's restaurants from Marriott Corporation. The Company believes that the acquisition of Bob's enabled the Company to establish attractive locations in developed areas at a substantially lower cost than had the Company built the locations itself. The Company completed its conversion of the Bob's restaurants to the Company's Coco's and Carrows concepts in 1994 at an average cost of approximately $230,000 per restaurant. In addition, the Company implemented a remodeling program in 1994 to remodel its 208 Coco's and Carrows restaurants that were not part of the Bob's conversion. From January 1, 1994 through June 27, 1996, the Company remodeled 64 Coco's and 50 Carrows restaurants, at an average cost of approximately $150,000 per restaurant, with the majority of such remodels occurring in 1994 and early 1995. Since such time, remodeling activities have been curtailed due to the limited availability of capital.

  The Company has been built through a series of acquisitions, the first of which was the purchase of Coco's restaurants (originally known as Snack Shop) in 1970 from its founder, John McIntosh; in January 1980, the Company purchased 120 jojos restaurants from its founder, Harold Butler; in May 1984, the Company purchased 21 Sambo's restaurants out of bankruptcy; in January 1985, the Company purchased 91 Carrows restaurants from Carrows founder, David Nancarrow; and in February 1992, the Company purchased 109 Bob's restaurants from Marriott Corporation.

RESTAURANTS

  While the Coco's and Carrows concepts appeal to many of the same broad-based customers, they are positioned to target two distinct groups within the family restaurant segment. Through this dual positioning, the Company capitalizes on various demographic and industry trends while achieving substantial economies of scale (i.e., advertising, distribution and supervision) through operating a large chain of restaurants.

  The Coco's Concept. Coco's is positioned to appeal to a younger, more contemporary customer who is more quality oriented than cost conscious and who seeks a wide variety of unique menu items that are not typically offered at family restaurants. Coco's customers are more often white-collar professionals who are 25-54 years of age and have annual incomes in excess of $50,000. Coco's has developed a strong following among this customer base through its creative menu, new product development and execution capabilities, quality of food and consistent, traditional "dinnerhouse style" service. Coco's service is evolving in order to better compete with the casual dining restaurants by focusing more on a "fun" dining experience. In addition, Coco's has successfully implemented an in-restaurant and takeout bakery business which reinforces the concept's quality food image and offers high margin products.

  The average Coco's check during fiscal 1995 was $6.73, and the average weekly customer count per store was 4,244. Positioned in the upper end of the family restaurant segment, Coco's competes most directly with Marie Callender's, Baker's Square, Sizzler and Mimi's Cafe. Coco's has been increasing its market share since 1992 primarily through conversions of acquired restaurants. See "Business--Restaurant Competition." The chart below sets forth certain data with respect to the Company's Coco's restaurants:

                                                                              SIX MONTHS
                                     YEAR ENDED DECEMBER,                       ENDED
                         --------------------------------------------------    JUNE 27,
                           1991    1992(1)      1993       1994      1995        1996
Number of Restaurants
 (end of period)
  Owned.................      144       185        189        187       188         184(2)
  Franchised............        0         2          4          5         6           6
  International
   Licensed.............      183       202        206        214       251         261
Sales (Owned) (in
 thousands)............. $199,886  $244,617   $285,022   $288,494  $282,251    $135,245
Comparable Restaurant
 Sales
 Growth.................      6.8%     (0.6)%     (1.2)%      1.5%     (5.0)%      (2.5)%
Average Weekly Customer
 Count Per Restaurant...    4,643     4,622      4,578      4,579     4,244       4,137
Average Check........... $   6.07  $   6.13   $   6.38   $   6.52  $   6.73    $   6.84

- ---------------------
(1) Includes the effect of the acquisition of Bob's restaurants in February
    1992.
(2) Includes the Company's jojos restaurants (17 as of June 27, 1996).

  The Carrows Concept. In contrast to Coco's, Carrows caters to a slightly older clientele with more conservative tastes in food. Carrows' customers typically have traditional values and tastes and seek dependable food and service at reasonable prices. Carrows' primary target market is blue-collar customers who are 35-64 years of age, while its secondary target market is senior citizens. Carrows has developed a strong reputation as a restaurant serving quality, traditional food at affordable prices in a familiar setting while providing especially friendly service. This service, along with Carrows' emphasis on larger portioned, traditional American entrees, enable Carrows to appeal to its targeted customers. The average Carrows check during Fiscal 1995 was $6.09, and the average weekly customer count per store was 4,443. Carrows is in the upper-middle price range of the family restaurant segment and competes most directly with Denny's, IHOP, Baker's Square and Lyons. Similar to Coco's, Carrows has been increasing its market share since 1992. See "Business--Restaurant Competition." The chart below sets forth certain data with respect to the Company's Carrows restaurants:

                                                                            SIX MONTHS
                                     YEAR ENDED DECEMBER,                     ENDED
                         ------------------------------------------------    JUNE 27,
                           1991    1992(1)     1993      1994      1995        1996
Number of Restaurants
 Owned
 (end of period)........      108       167       167       163       161         162(2)
Sales (in thousands).... $140,008  $195,196  $203,790  $217,351  $220,234    $108,169
Comparable Restaurant
 Sales
 Growth.................      3.0%      3.3%      1.2%      1.0%     (0.2)%       2.3%
Average Weekly Customer
 Count Per Restaurant...    4,891     4,524     4,456     4,473     4,443       4,341
Average Check........... $   5.15  $   5.30  $   5.53  $   5.80  $   6.09    $   6.20

- ---------------------
(1) Includes the effect of the acquisition of Bob's restaurants in February
    1992.
(2) Includes the Company's Bob's and Jeremiahs restaurants (two and one, respectively, as of June 27, 1996). Also includes the effect of one Carrows restaurant located in Las Vegas, Nevada which was retained by FRI and not acquired by the Company in the Acquisition.

OPERATING STRATEGY

  The Company's operating strategy focuses on three primary areas: (i) maintaining its momentum in its major West Coast markets through innovative product development, creative marketing and superior execution and repositioning the Coco's concept toward a more select targeted market; (ii) selectively expanding its domestic presence in existing and contiguous markets through new franchising agreements and conversion opportunities; and (iii) expanding its international presence through additional licensing arrangements.

RESTAURANT LICENSING AND FRANCHISING

  The Company has successfully established the largest foreign presence of any United States-based, non-fast food restaurant chain. As of June 27, 1996 the Company licensed 261 Coco's restaurants abroad. This presence was established primarily through a 1979 licensing agreement with Kasumi Stores K.K. and Coco's Japan, Ltd. (collectively, "Kasumi"). Under the terms of this licensing agreement, Kasumi has the exclusive right through February 1, 2010, to use the Coco's restaurant concept in Japan, and a non-exclusive right to do so in certain other Asian countries. This agreement also gives Kasumi access to certain training procedures and technical information concerning the operation of such family restaurants. At June 27, 1996, 226 Coco's were in operation in Japan under the agreement with Kasumi. In addition, a sublicensee of Kasumi operated 35 restaurants under the Coco's name in South Korea. During the twelve months ended December 31, 1995, operating profit from these license arrangements was $3.5 million. The Company's license agreement with Kasumi was renegotiated effective February/March 1995. Prior to such renegotiation, Kasumi paid the Company a weighted average royalty of 1.67% of net sales attributable to the Company's Coco's restaurants located in Japan and Korea. Effective February/March 1995, under the renegotiated agreement Kasumi pays the Company a weighted average royalty of 0.92% of net sales attributable to such restaurants. The Company incurs minimal expenses relating to the licensing arrangements as the Company has no assets located overseas. The Company intends to leverage its international brand recognition by entering into additional licensing agreements in existing and new markets abroad. The Company is in preliminary discussions with prospective licensees and initial market research has indicated that attractive opportunities may exist in Indonesia, Western Europe and Southeast Asia.

  In 1990, the Company established a wholly owned subsidiary, CFC Franchising Company ("CFC"), to franchise Coco's restaurants in the United States. Six such Coco's franchised restaurants have been opened. In 1996, CFC obtained certain license rights in Asia. Franchising represents an opportunity to achieve additional growth with low investment risk for both the Coco's and Carrows concepts.

  As a subsidiary of Flagstar Corporation (the parent of the company which operates and franchises Denny's and El Pollo Loco restaurants), the Company may have the ability to convert Coco's and Carrows restaurants into Denny's or El Pollo Loco restaurants or to operate El Pollo Loco restaurants in conjunction with a Coco's or Carrows by becoming a Denny's or El Pollo Loco franchisee, and the Company may have the opportunity to license Denny's Restaurants, Inc. to convert Denny's Restaurants to Coco's or Carrows. The Indenture permits the Company to become a Denny's or El Pollo Loco franchisee so long as the terms are no less favorable to the Company than those available to unaffiliated persons. See "Description of Notes--Certain Definitions-- Permitted Franchise Agreement." Neither Flagstar Corporation nor the Company has any such conversion plans at this time.

RESTAURANT SITES

  At June 27, 1996, the Company operated 346 restaurants owned or leased by the Company in ten states. Approximately 74% of the Company's 346 restaurants are located in California, making the Company the second largest family restaurant chain in California in terms of number of restaurants. Set forth below is a breakout of the Company's restaurant concepts by state:

                                            NUMBER OF RESTAURANTS
                              -------------------------------------------------
STATE                         COCO'S CARROWS JOJOS JEREMIAH'S BOB'S TOTAL   %
California...................  135     120     --      --        2   257   74.3%
Arizona......................   17       9     --      --       --    26    7.5
Texas........................    1      10     14      --       --    25    7.2
Oregon.......................   --       9     --      --       --     9    2.6
Nevada.......................   --       6     --       1       --     7    2.0
Washington...................    6       1     --      --       --     7    2.0
Colorado.....................    6      --     --      --       --     6    1.7
New Mexico...................   --       4     --      --       --     4    1.2
Indiana......................   --      --      3      --       --     3    0.9
Missouri.....................    2      --     --      --       --     2    0.6
                               ---     ---    ---     ---      ---   ---  -----
  Total......................  167     159     17       1        2   346  100.0%
                               ===     ===    ===     ===      ===   ===  =====

  The Company completed the sale/leaseback of most of its owned restaurants during the beginning of 1996. The Company has relatively low occupancy costs since most of its restaurants operate under leases that have been in place for many years. Minimum occupancy costs for the Company's existing restaurants average $65,000 compared to $165,000 for the Company's new restaurants.

  Franchise Site Selection. The Company has a Franchise Development Group which is responsible for identifying and securing new franchise locations. The Franchise Development Group works closely with real estate brokers in the Company's existing markets who are familiar with the Company's needs and selection criteria. In general, the Company's restaurants are located in high-traffic commercial areas with a substantial surrounding residential base within a three mile radius. The commercial traffic typically provides the Company's weekday breakfast and lunch clientele while the residential traffic accounts for a majority of the Company's dinner and weekend business. Sites are evaluated on the basis of a variety of factors, including demographic data, land use and environmental restrictions, competition in the area, ease of access, visibility, availability of parking and proximity to a major traffic generator such as a shopping mall, office complex, stadium or university. Under the Company's franchise program, the franchisee becomes the tenant for the restaurant and incurs the cost of any leasehold tenant improvements and all operating costs.

RESTAURANT LAYOUT

  The Company's restaurants average in size between 5,000 and 6,000 square feet of floor space, allowing them to accommodate approximately 120 to 180 guests. Approximately 60% of each restaurant's space is dedicated to dining room and customer areas, while 40% is dedicated to back room, kitchen and storage areas. The Company's Coco's restaurants all have in-house bakeries that reinforce the concept's high-quality image. Most of the Company's restaurants do not have full bars but serve beer and wine at the tables. Seating is a combination of tables and booths. Every restaurant has a waiting area where customers may be seated while waiting for tables or booths to open. Since most restaurants are located in power centers or strip center shopping malls, the Company's restaurants have ample parking spaces to support their respective guest counts.

RESTAURANT OPERATIONS AND MANAGEMENT

  The Company's restaurants offer an extensive menu of moderately priced breakfast, lunch and dinner items and are typically open approximately 18 to 24 hours a day. Both Coco's and Carrows restaurants emphasize consistently high quality food designed to enhance the price/value relationship of friendly, efficient service. Approximately 80% of the Company's customers pay in cash and most of the credit card payments are made during dinner meals. The average weekly guest count per restaurant at Coco's was 4,244 and at Carrows was 4,443 during fiscal 1995.

  The Company generates approximately 23%, 32%, 40% and 5% of its revenue from breakfast, lunch, dinner and late night meals, respectively. The Company believes that the higher dinner proportion primarily at Coco's increases its average check and asset utilization relative to competitors. The Company employs a different strategy during each meal time, offering lower prices at breakfast (which is primarily commodity-oriented) during the weekdays, faster service at lunch time during the weekdays, and a better quality, more differentiated product at dinnertime.

  The Dining Experience. Both Coco's and Carrows provide casual, sit-down dining experiences. Guests are greeted by hosts or hostesses at the door who direct guests to available tables or booths. A sit down waiting area is provided for when the restaurants are at capacity. Once seated, guests are given menus, which outline specials, and servers approach the table to describe specials further and take beverage orders. Orders are taken, the food is prepared and delivered, plates are cleared and coffee and dessert are then offered. Checks are paid for at the cash register on the customer's way out of the restaurant. A typical lunch meal takes 20 to 45 minutes to complete while typical dinner meal takes approximately one hour to complete (meals can be completed more quickly depending upon customer preferences).

  Food Preparation and Delivery. To maintain its reputation of offering high quality food and service, the Company has standardized, documented specifications for the preparation and efficient service of quality food. Major emphasis is placed on the proper preparation and delivery of the product to the consumer, portion control, prompt and courteous service, cleanliness and the cost-effective procurement and distribution of quality products. Food items are prepared fresh daily on a made-to-order basis at the restaurants. The Company's commissary manufactures the soups, salad dressings and sauces and these items are delivered to the restaurants by the Company's distributors approximately two to three times per week.

  Restaurant Management and Employee Structure. The Company's restaurant management field structure is comprised of six Divisional Vice Presidents (three for each concept), who each oversee approximately six to eleven District Managers. Each District Manager in turn oversees five to nine restaurants. A General Manager, Associate Manager and Assistant Manager are employed at each restaurant to manage day-to-day operations, including customer relations, food service, cost control, restaurant maintenance, hiring and training of restaurant employees, and the implementation of all Company policies. Coco's and Carrows restaurants typically operate with a staff of 40 employees for low volume restaurants to 70 employees for high volume restaurants. The average restaurant employs approximately 45 to 55 employees, and a majority of the restaurant level employees work part time.

  The Company recognizes the importance of its personnel in providing customers with a quality dining experience. As a result, the Company offers its employees extensive training (described below), opportunities for promotion, and incentive-based compensation that meets, and frequently exceeds, industry standards. The success of these endeavors allows the Company to enjoy employee turnover rates that the Company believes are below industry averages and to benefit from a staff of highly experienced employees. The Company's restaurant General Managers average approximately 8.5 years of experience with the Company.

  Training. Both Coco's and Carrows provide formal training programs for new managers and employees of the Company's restaurants. Exceptional General Managers are identified as "Executive Training Managers." Management training includes one week at the Company's corporate headquarters and eight weeks with Executive Training Managers for Coco's (because of the bakery concept) and seven weeks with Executive Training Managers for Carrows. Hourly employees are trained by the respective restaurants managers and each shift has an hourly employee who has been certified to help train other employees.

  Quality Control. Coco's and Carrows have developed programs and systems that ensure the safety, quality, and consistency of key ingredients, menu items and operations. The major components of these programs include a Supplier/Distributor QA program that audits ingredients and suppliers to ensure compliance to specifications, and a Restaurant Food Safety program which is responsible for maintaining communications with regulatory agencies and proactively managing risk situations.

  Facility Maintenance. The Company has five Facility Maintenance Managers who each report to the Director of Facilities. Each of the Facility Maintenance Managers established preferred vendor relationships and is actively involved in evaluating bids for major repairs. Janitorial services for each restaurant are performed nightly by the restaurant employees.

RESTAURANT MENUS

  Carrows Menu Strategy. The Company's menu strategy for Carrows is to (i) serve a consistent quality and variety of traditional American cuisine, with an emphasis on traditional home style fare, taking the extra steps to prepare these meals better than any other chain; (ii) provide an excellent value relationship through the amount of food offered for the money; (iii) leverage the high quality of its food products to achieve increased margins from its menu items; and (iv) generate sales and profits in the breakfast and dinner day parts through the strong marketing of breakfast specials and high quality dinner items, such as prime rib and seafood, which are not generally available in family restaurants. To reinforce its traditional positioning, Carrows has recently introduced such items as Smoky Mountain BBQ Ribs and Grilled Pork Chops, as well as a home style side dish program at dinner called "Fixin's" that allows guests to customize their entrees with fresh, made from scratch side orders such as mashed potatoes, stuffing and a vegetable casserole.

  Carrows recently received an award from the National Restaurant Association for Best Menu in its price category. In addition, the California Restaurant Association annually conducts a menu contest for its family restaurant segment. In 1995, Carrows entered their menus in this contest and won second place in the Regular Menu category, second place in the Children's Menu category and second and third place in the Dessert Menu category. The awards are based on diversity and creativity in menu design in the $8 and under price range.

  Coco's Menu Strategy. The Company's menu strategy for Coco's is to (i) serve a high quality and variety of traditional American cuisine with emphasis on new or trend-establishing fare with special attention given to plate presentation in order to communicate price/value relationship; (ii) utilize high quality food products including fresh fish, fresh baked muffins, rolls, etc., to communicate the increasing strength of those product lines in the market place; and (iii) improve sales and profits by strategic menu offerings to appeal to a target market of families and adult males, a group with respect to which Coco's has experienced substantial reductions since early 1994. The Company intends to slightly reposition its Coco's restaurants during the upcoming 12 months to appeal to a more "upscale" customer base. This repositioning will be accomplished without substantial capital investment by utilizing in-restaurant changes to products, flatware, dishware, table settings, etc. The Company believes that by redesigning Coco's current menu, Coco's will be in a better strategic position in its primary markets. Enhancement and increased visibility of Coco's bakery capabilities will also add to its strategic positioning.

  New Product Development. The Company believes that its extensive product development process, as well as the training received by district managers, general managers and employees regarding new products, allows the Company to execute new product development better than its competitors, providing the Company with a significant competitive advantage. The Company develops approximately 25 to 35 new products each year to maintain its reputation and position as the family restaurant segment's menu innovator. The Company reviews its menus two times each year to determine if slow-moving items should be replaced with new products.

  To develop new products, the Company's market research, food and beverage and marketing departments for each chain conceive new ideas from trade magazines, other restaurant formats and market research. Selected ideas are initially exposed to consumers as written "concepts" in consumer research. Those ideas with the greatest consumer appeal are then developed into products, and are placed into a limited number of restaurants for testing to determine consumer acceptance of the product as well as operational feasibility. Products which are successful are then introduced into all restaurants (with a menu insert at Carrows, or a flyer handout at Coco's) as a "special" or promotion. These items will remain on promotion for 8-12 weeks, at which point the most successful items are added to the menu.

RESTAURANT MARKETING

  Media advertising is a large part of the integrated process that the Company uses to market its concepts. The Company also uses its menu strategy, interior/exterior building design, employee uniforms, style of service, and specialized promotions to help differentiate itself. Media advertising for both Carrows and Coco's is primarily product oriented, featuring high margin, special entrees presented and priced to convey high value. Examples include Carrows' Prime Rib Special at $7.99 and Coco's Shrimp and Garlic Pasta at $8.99. Coco's advertising typically features dinner entrees while mentioning their pies, and Carrows focuses on breakfast and dinner. Both concepts reinforce that they are the restaurant of choice for all dining occasions (i.e. breakfast, lunch, dinner, families, seniors, healthy options).

FOOD PRODUCT PURCHASING

  The Company uses Flagstar's purchasing department in order to obtain high quality ingredients at the most favorable prices and to make centralized purchasing arrangements for the main ingredients, supplies and equipment needs of all Coco's and Carrows restaurants. Flagstar's size provides the Company with significant purchasing power which often enables it to obtain products at favorable prices from several nationally recognized distributors to service the restaurants. Orders are placed to distributors by the restaurant managers and deliveries are typically made two to three times a week. This strategy allows the Company to minimize warehousing and transportation expenses and to greatly reduce spoilage expenses.

  All Coco's and Carrows in California and Arizona utilize Marriott Distribution Services as their principal distributor. Restaurants located in other states use either Kraft, White Swan or Food Services of America as their principal distributor. In an effort to maintain the Company's stringent quality standards, food products are inspected both before and after they are delivered by the distributor. The Company is not dependent upon any of its distributors for operation of its business and believes that satisfactory arrangements could be made to replace any of its current distributors, if necessary, on a timely basis.

  In order to minimize the impact of fluctuations in price and availability, the Company monitors the current and future prices and availability of the primary commodities it purchases and, when such commitments are considered to be advantageous, the Company makes advanced contract commitments for essential commodities such as eggs, coffee, produce and meats.

  In addition, the Company operates a commissary which produces proprietary items such as soups, salad dressings, pie shells and fillings. Restaurant purchases from the commissary totaled approximately $13.5 million in 1995.

RESTAURANT COMPETITION

  The restaurant business is highly competitive and is affected by changes in the public's eating habits and preferences, population trends and traffic patterns, and local and national economic conditions affecting consumer spending habits. Key competitive factors in the industry are the quality and value of the food products offered, quality and speed of service, advertising, name identification, attractiveness of facilities and restaurant location. The Company's restaurants compete with a variety of restaurants ranging from national and regional restaurant chains to locally owned restaurants.

  Management believes the Company's principal competitive strengths include the Company's brand name recognition; the value, variety and quality of food products served; the quality and training of its employees; and the Company's market penetration, which has resulted in economies of scale in a variety of areas, including advertising, distribution and supervision.

  In fiscal 1995, the Company generated approximately 75% of its total revenue from its California restaurants. With 257 restaurants in California, the Company is the second largest family restaurant chain in California in terms of sales volume and number of restaurants. Both Coco's and Carrows have increased their market share since 1992. The Company was able to increase its market share during a difficult competitive environment when most of its competitors either lost or maintained their market shares. Listed below are the market shares in California for the Company and its major competitors in the family restaurant segment for 1992 to June 1995.


      FAMILY RESTAURANT SEGMENT MARKET SHARE CALIFORNIA MARKET SHARE DATA


  CONCEPT                                        1992  1993  1994  JUNE 30, 1995

  Denny's(1).................................... 27.0% 26.0% 25.6%     25.9%
- --------------------------------------------------------------------------------
  THE COMPANY(2)................................ 19.5  21.7  23.8      24.3
- --------------------------------------------------------------------------------
  COCO'S........................................ 12.1  13.5  14.1      14.1
  Marie Callender's............................. 13.0  13.1  13.1      13.1
  CARROWS.......................................  7.4   8.2   9.7      10.2
  IHOP..........................................  6.7   7.2   7.7       8.0
  Lyon's Restaurant.............................  8.1   7.9   7.6       7.6
  Baker's Square................................  7.7   7.2   7.0       6.9
  Mimi's Cafe...................................  2.2   2.2   2.5       2.9
  Bob's Big Boy.................................  6.0   4.9   3.4       1.8

- -------------------------------------------------------------------------------
 (1) Denny's restaurants are currently owned, operated and/or franchised by Flagstar.
 (2) Includes Coco's and Carrows and excludes all Bob's restaurants, when owned by the Company.
 Source: Restaurant Trends June 1995 MarketSHARE Report for California

TRADEMARKS AND SERVICE MARKS

  The Company regards its trademarks and service marks as important to the identification of its restaurants and believes that they have significant value in the conduct of its business. The Company has registered various trademarks and service marks with the United States Patent and Trademark Office. In general, subject to their continuous use and priority of use, these registrations may be renewed indefinitely. In addition to its federal registrations, certain trademarks and service marks have been registered in various states in which the Company operates restaurants. Also, many of the Company's menus, training manuals and other printed manuals utilized in conjunction with its business are copyrighted.

EMPLOYEES

  The Company believes that its relationship with its employees is excellent. At June 27, 1996, the Company had a total of approximately 16,500 employees, none of which were covered by union contracts.

PROPERTIES

  Of the 346 restaurants operated and owned or leased by the Company as of June 27, 1996, the Company owned the land and building for 6, owned the building and leased the land for 49, and leased both land and building for the remaining 291 restaurants. Most of the restaurants are free standing units ranging from approximately 5,000 to 6,000 square feet. Most of the leases provide for the payment of a base rent or approximately 5% to 6% of gross sales.

  The leases (assuming exercise of no renewal options) have terms expiring as follows:

            LEASE
            EXPIRATION   NUMBER OF RESTAURANTS
             1996-1999             67
             2000-2004            188

  Assuming exercise of all options to renew leases, only 17 leases will expire prior to December 31, 2000.

  In addition to the restaurant locations set forth above under "--Restaurant Sites," the Company's properties include (i) two office buildings located in Irvine, California and (ii) various other regional offices and warehouses which are leased. The Company shares a 53,916 square foot office building with FRI located at 18831 Von Karman Avenue, Irvine, California, pursuant to a lease that expires in April 1997, with annual rent of $806,376. Rent and occupancy expenses are split evenly between the Company and FRI. The Company owns a 106,864 square foot building located at 2450 White Road, Irvine, California. The White Road building is used for a commissary (49,920 sq. ft.), warehouse (24,840 sq. ft.) and office space currently occupied by a third party (32,104 sq. ft.).

  Substantially all of the Company's properties and assets are pledged to secure indebtedness under the Credit Agreement.

GOVERNMENT REGULATION

  The Company is subject to federal, state and local laws and regulations governing health, sanitation, environmental matters, safety, the sale of alcoholic beverages and regulations regarding hiring and employment practices. The Company believes it has all licenses and approval material for the operation of its business, and that its operations are in material compliance with applicable laws and regulations.

  The Company is subject to federal and state laws governing matters such as minimum wages, overtime and other working conditions. At December 25, 1995, approximately 56% of the Company's employees were paid at rates related to the minimum wage. Accordingly, increases in the minimum wage or decreases in the allowable tip credit (which reduces the minimum wage that must be paid to tipped employees in certain states) increase the Company's labor costs. This is especially true in California, where there is no tip credit. There is currently an initiative on the ballot in California to raise the minimum wage in California from $4.25 to $5.00 per hour, effective March 1, 1997, and to $5.75 per hour effective March 1, 1998. The initiative will be voted upon in November 1996. Also, the Federal minimum wage will increase from $4.25 per hour to $4.75 per hour on October 1, 1996 and again to $5.15 per hour on September 1, 1997. Employers must pay the higher of the Federal or State minimum wage.

  The Company will attempt to offset increases in the minimum wage through pricing and other cost control efforts; however, there can be no assurance that the Company or its franchisees will be able to pass such additional costs on to its customers.

  The Company is also subject to both federal and state regulations governing disabled persons' access to its restaurant facilities, including the Americans with Disabilities Act ("ADA"), which became effective in January 1992. If the ADA were interpreted to require a higher degree of accessibility for disabled persons, the Company, and the restaurant industry as a whole, could be required to make substantial modifications to its restaurant facilities which have not been subject to recent remodels or conversions.

LEGAL PROCEEDINGS

  The Company is from time to time involved in routine litigation incidental to the conduct of its business. The Company believes that no currently pending litigation to which it is a party will have a material adverse effect on its liquidity, financial position or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names, ages as of June 30, 1996, and a brief account of the business experience of each person who is a director or executive officer of the Company.

                  NAME                AGE                POSITION
   Mark L. Shipman                     47 Director and President

   C. Robert Campbell                  51 Executive Vice President
   Rhonda J. Parish                    40 Senior Vice President, General
                                           Counsel and Secretary
   Paul R. Wexler                      52 Senior Vice President, Procurement
                                           and Distribution
   Ronald B. Hutchison                 46 Vice President and Treasurer
   Beth L. Libhart                     43 Vice President, Human Resources
   Ross B. Nell                        38 Vice President, Tax
   Carolyn Toth                        36 Vice President, Research and
                                           Development
   Ann A. Wride                        34 Vice President, Finance and Chief
                                           Financial Officer
   William J. Boger                    54 Vice President, Franchise Development
                                           of CFC
   William A. Coston                   51 Vice President, International of CFC
   James B. Adamson                    48 Director
   Ellen Downey                        43 Director
   Paul E. Raether                     49 Director
   H. Jay Sarles                       51 Director
   Michael T. Tokarz                   46 Director

  MARK L. SHIPMAN became President and a Director of the Company in May 1996. From December 1995 to May 1996, Mr. Shipman was Vice President of Acquisitions and Development of Flagstar. Prior thereto, from 1993 to December 1995, he was Vice President of Administration of Denny's and from 1991 to 1993 he was Vice President of Operations (West) of Denny's.

  C. ROBERT CAMPBELL became Executive Vice President of the Company in June 1996. From May 1995 to the present, Mr. Campbell has served as Vice President and Chief Financial Officer of FCI and Executive Vice President and Chief Financial Officer of Flagstar. Prior thereto, from 1991 to May 1995 he was Executive Vice President of Human Resources and Administration for Ryder System, Inc. and from 1981 to 1991 he was Executive Vice President--Finance of Vehicle Leasing Division of Ryder System, Inc.

  RHONDA J. PARISH became Senior Vice President, General Counsel and Secretary of the Company in May 1996. From January 1995 to the present, Ms. Parish has served as Senior Vice President and General Counsel of Flagstar and as Vice President and General Counsel of FCI. In addition, from February 1995 to the present, Ms. Parish has served as Secretary of Flagstar and FCI. From 1990 to 1994, she was Assistant General Counsel of Wal-Mart Stores, Inc.

  PAUL R. WEXLER became Senior Vice President, Procurement and Distribution of the Company in July 1996. From October 1995 to the present Mr. Wexler has served as Senior Vice President, Procurement and Distribution of Flagstar. Prior thereto, he was Vice President, Procurement and Quality Assurance for Marriott International from 1991 to October 1995.

  RONALD B. HUTCHISON became Vice President and Treasurer of the Company in May 1996. From August 1995 to the present, Mr. Hutchison has served as Vice President and Treasurer of Flagstar. From 1988 to August 1995, he was Vice President and Treasurer of Leaseway Transportation Corp.

  BETH L. LIBHART became Vice President, Human Resources of the Company in May 1996. From 1988 to May 1996, Ms. Libhart was Director of Employee Relations of FRI and its predecessor company, REG.

  ROSS B. NELL became Vice President, Tax of the Company in July 1996. From July 1996 to present, Mr. Nell has served as Vice President, Tax of Flagstar. Prior thereto, from January 1996 to July 1996 he was Director of Taxes of Flagstar and from April 1991 to January 1996 he was the Federal Tax Director of Flagstar.

  CAROLYN TOTH became Vice President, Research and Development of the Company in May 1996. From December 1993 to May 1996, Ms. Toth was Vice President, Food and Beverage of Coco's. Prior thereto, from 1991 to December 1993, she was Director of Food and Beverage of Coco's and the predecessor company of FRI, REG.

  ANN A. WRIDE became Vice President and Chief Financial Officer of the Company in May 1996. From March 1994 to May 1996, Ms. Wride was Vice President of Finance of FRI. Prior thereto, from March 1989 to March 1994, she was Controller of El Torito, FRI and its predecessor company, REG.

  WILLIAM J. BOGER became Vice President, Development of CFC, a wholly-owned subsidiary of the Company, in May 1996. From 1986 to May 1996, Mr. Boger was Vice President, Development of FRI and its predecessor company, REG.

  WILLIAM A. COSTON became Vice President, International of CFC, a wholly-owned subsidiary of the Company, in May 1996. From 1986 to May 1996, Mr. Coston was Vice President, International of FRI and its predecessor company, REG.

  JAMES B. ADAMSON became a Director of the Company in May 1996. From February 1995 to the present, Mr. Adamson has served as President, Chief Executive Officer and a Director of Flagstar and FCI. Prior thereto, from 1993 to January 1995 he was Chief Executive Officer of Burger King Corporation, from 1991 to 1993 he was Chief Operating Officer of Burger King Corporation and in 1991 he was President of Burger King U.S.A. Retail Division. He is also a director of Kmart Corporation and Oxford Health Plans.

  ELLEN DOWNEY became a Director of the Company in May 1996. From 1993 to the present, Ms. Downey has been a private investor in Miami, Florida. Prior thereto, from 1991 to 1993, she was Vice President and Treasurer of Ryder System and from 1988 to 1991 she was Vice President and Group Controller of Ryder Dedicated Logistics.

  PAUL E. RAETHER became a Director of the Company in May 1996. Mr. Raether is a member of the limited liability company that serves as the General Partner of Kohlberg Kravis Roberts & Co., L.P. ("KKR") and is a General Partner of KKR Associates and prior to January 1996 he served as a General Partner of KKR. He is also a director of Flagstar, FCI, Bruno's, Inc., Duracell International, Inc., Fred Meyer, Inc., IDEX Corporation and The Stop & Shop Companies, Inc.

  H. JAY SARLES became a Director of the Company in June 1996. From March 1993 to the present, Mr. Sarles has been Vice Chairman of Fleet Financial Group and Chairman of Fleet Bank, N.A. Prior thereto, from April 1991 to March 1993, he was President and Chief Executive Officer of Fleet Banking Group. He is also a director of the Consumers Bankers Association and ABA Securities Association.

  MICHAEL T. TOKARZ became a Director of the Company in May 1996. Mr. Tokarz is a member of the limited liability company that serves as the General Partner of KKR and is a General Partner of KKR Associates and prior to January 1996 he served as a General Partner of KKR. He is also a director of Flagstar, FCI, IDEX Corporation, K-III Communications Corporation, Safeway, Inc. and Walter Industries, Inc.

DIRECTOR COMPENSATION

  The Company pays those directors who are not affiliated with the Company, Flagstar or FCI $10,000 per year for service on its board of directors. The Company does not pay any fees or remuneration to its other directors for service on its board of directors or any board committee, but the Company reimburses all directors for their out-of-pocket expenses incurred in connection with attending meetings of the board.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The Company was incorporated as a Delaware corporation in February 1996. Accordingly, the Company did not pay any cash compensation to its executive officers for the year ended December 31, 1995. The following table sets forth the annual base salary and other annual compensation for services rendered to the Company and its subsidiaries which the Company expects to pay in 1996 to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company whose cash compensation on an annualized basis is expected to exceed $100,000 (salary and bonus) (the "Named Executive Officers"):

                                                                         LONG-TERM
                                        ANNUAL COMPENSATION            COMPENSATION
                                 ------------------------------------ ---------------
                                                                        SECURITIES
        NAME AND         FISCAL                        OTHER ANNUAL     UNDERLYING
   PRINCIPAL POSITION    YEAR(1)  SALARY   BONUS      COMPENSATION(2) OPTIONS/SARS(3)
Mark L. Shipman.........  1996   $250,000 $162,500        $2,000          50,000
 (President)
Ann A. Wride............  1996    130,000   17,750(4)      5,800          25,000
 (Vice President,
 Finance and Chief
 Financial Officer)                         34,125(5)
William J. Boger........  1996    124,656   25,970(4)      1,400          25,000
 (Vice President,
 Franchise Development
 of CFC)                                    32,722(5)
William A. Coston.......  1996    119,350   24,865(4)      1,450          25,000
 (Vice President, Inter-
  national of CFC)                          31,329(5)
Carolyn Toth............  1996     97,000   13,334(4)      5,800               0
 (Vice President,
  Research                                  25,463(5)
 and Development)

- ---------------------
(1) Amounts given are annualized projections for the year ending December 31, 1996.
(2) Represents imputed value of life insurance provided by the Company and car allowances.
(3) Represents options to purchase shares of FCI common stock granted in 1996. See "--Option Grants in 1996" and "--1989 Option Plan".
(4) Represents bonus compensation earned prior to the Acquisition and payable by the Company.
(5) Represents estimated bonus compensation for post-Acquisition services to the Company.

  Employment Arrangements. Pursuant to the Company's employment arrangement with Mr. Shipman, the Company has agreed to provide Mr. Shipman a performance bonus targeted to equal 65% of his 1996 annual base salary (determined on a pro-rata basis from June through December 1996) if Flagstar and/or the Company achieve budgeted financial and other performance targets. Twenty-five percent of Mr. Shipman's targeted bonus will be paid only in the event Flagstar's cash flow (calculated as cash generated in Flagstar's restaurant operations, after restaurant and corporate-level expenses and capital expenditures) meets or exceeds $229 million and Flagstar's comparable store sales (calculated to include all of Flagstar's restaurants) for 1996 exceeds such sales for 1995 by three percent or greater. An additional twenty-five percent of Mr. Shipman's targeted bonus will be paid only in the event the Company meets or exceeds its budgeted sales target for June 1996 through December 1996. A further twenty-five percent of Mr. Shipman's targeted bonus will be paid only in the event the Company meets or exceeds its budgeted pro-forma EBITDA target for June 1996 through December 1996.

The final twenty-five percent of Mr. Shipman's targeted bonus will be paid at the discretion of the Chief Executive Officer of Flagstar, based on both financial and non-financial measures. In the event the Company terminates Mr. Shipman's employment for a reason other than fraud, dishonesty or as a result of the commission of illegal acts, the Company has agreed to provide Mr. Shipman, upon the satisfaction by Mr. Shipman of certain conditions, with twenty-four months of severance benefits at his then-existing base salary. All other employees of the Company (including its other executive officers) are eligible to receive incentive bonus payments and/or severance benefits under the terms of incentive and severance programs administered by the Company or Flagstar, as the case may be.

  Option Grants in 1996. The following table contains information concerning the grant of stock options to those Named Executive Officers who have been granted options under FCI's 1989 Option Plan made or expected to be made for the year ended December 31, 1996. The table also lists potential realizable values of such options on the basis of assumed annual compounded stock appreciation rates of 5% and 10% over the life of the options.

                             OPTION GRANTS IN 1996
                               INDIVIDUAL GRANTS

                                                                             POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED
                            NUMBER OF     PERCENT OF                        ANNUAL RATES OF SHARE
                           SECURITIES    TOTAL OPTIONS EXERCISE               PRICE APPRECIATION
                           UNDERLYING     GRANTED TO    OR BASE               FOR OPTION TERM(4)
                         OPTIONS GRANTED EMPLOYEES IN    PRICE   EXPIRATION ----------------------
          NAME               (#)(1)       FISCAL YEAR  ($/SH)(2)  DATE(3)     5%($)      10%($)
Mark L. Shipman.........     50,000           5.7%        $ 6     May 2006  $   20,729 $   210,708
Ann A. Wride............     25,000           2.9%        $ 6     May 2006  $   10,365 $   105,354
William J. Boger........     25,000           2.9%        $ 6     May 2006  $   10,365 $   105,354
William A. Coston.......     25,000           2.9%        $ 6     May 2006  $   10,365 $   105,354

- ---------------------
(1) Such options were granted under FCI's 1989 Option Plan in connection with the initial employment of the Named Executive Officers by the Company. These options become exercisable in five equal installments on the first, second, third, fourth and fifth anniversaries of their May 23, 1996 date of grant.
(2) Under the 1989 Option Plan, the exercise price upon the exercise of an option may be paid in cash or by surrender of other shares of common stock of FCI having a fair market value on the date of exercise equal to such exercise price, or in a combination of cash and such shares.
(3) The expiration date of the options is ten years after the date of grant. In addition, upon termination of employment of a holder, all of such holder's options not then exercisable expire and terminate. If such termination is by reason of death, retirement or disability, such holder's exercisable options remain exercisable for one year following termination. If such termination is voluntary or without cause, such holder's exercisable options generally remain exercisable for sixty days following termination. If such termination is for cause, such holder's exercisable options expire and terminate as of the date of termination.
(4) The potential realizable value is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% only from the date of grant to the expiration date of the option.

1989 OPTION PLAN

  Under the 1989 Option Plan, the Compensation and Benefits Committee of the Board of Directors of FCI has authority to grant options to key employees of the Company (including officers) and otherwise administer the 1989 Option Plan. Such committee consists of five members of the Board of Directors of FCI who are "disinterested persons" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any employee of the Company is eligible to receive options under the 1989 Option Plan, at the discretion of the Committee. In the event that an outstanding option terminates for any reason, the shares of common stock of FCI subject to the unexercised portion of such option shall again be available for grants under the 1989 Option Plan.

  An option granted under the 1989 Option Plan entitles the participant to purchase shares of common stock of FCI at an option exercise price determined by the committee. Option agreements may provide for the exercise of options, in whole or in part, from time to time during the term of the option or in such installments as the committee shall determine, subject to earlier termination upon certain events as provided in the 1989 Option Plan. The committee may, in its discretion, accelerate the date on which an option becomes exercisable. The options are not "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended. The maximum term of each option is ten years. The exercise price of all options granted pursuant to the 1989 Option Plan is determined by the Committee at the time of grant, but cannot be less than the minimum price required by law. The exercise price of shares of common stock of FCI purchased upon exercise of an option may be paid in cash, by surrender of other shares of common stock of FCI having a fair market value on the date of exercise equal to such exercise price, or subject to the approval of the committee, in a combination of cash and such shares.

  Upon termination of the services of a participant, all options granted to such participant that are not then exercisable shall expire and terminate. If such termination is by reason of death, retirement or disability, such holder's exercisable options shall remain exercisable for one year following termination. If such termination is due to voluntary termination or termination without cause, such holder's exercisable options shall generally remain exercisable for sixty days following termination. If such termination is for cause, all of such holder's options shall expire and terminate as of the date of termination.

  Options granted under the 1989 Option Plan are nontransferable and nonassignable by the optionee, other than by will or the laws of descent and distribution, and are exercisable during his or her lifetime only by the optionee. No option may be exercised after the expiration of its term. Neither the Company, Flagstar nor FCI receives any proceeds upon the grant of options. Any proceeds received by FCI from the sale of its common stock on the exercise of options shall be used for general corporate purposes. No partial exercise of an option shall be for an aggregate exercise price of less than $1,000 or in respect of less than 100 shares of common stock of FCI. The partial exercise of an option shall not cause termination of the remaining portion thereof.

  Upon the occurrence of certain events involving a recapitalization or reorganization of FCI, the committee will make appropriate adjustments to the number of shares covered by each outstanding option and the per share exercise price thereof, redeem such options (whether or not then exercisable), or make other appropriate adjustments, in its discretion, to prevent dilution or enlargement of rights.

  The Board of Directors of FCI may at any time suspend or discontinue the 1989 Option Plan or revise or amend it any respect whatsoever; provided, however, that without approval of the stockholders of FCI, no revision or amendment shall increase the number of shares of common stock of FCI that may be issued under the 1989 Option Plan, materially increase the benefits accruing to individuals holding options pursuant to the 1989 Option Plan or materially modify the requirements as to eligibility for participation in the 1989 Option Plan. As of July 1, 1996, options with respect to approximately 3,825,290 shares of common stock of FCI had been granted and were outstanding under the 1989 Option Plan.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information as of the date hereof with respect to the beneficial ownership of shares of common stock of the Company (the "Common Stock"):

                                                                     PERCENTAGE
                                                            NUMBER       OF
                                                           OF SHARES OUTSTANDING
BENEFICIAL OWNER(1)                                          OWNED     SHARES
Flagstar Corporation......................................   1,000       100%
203 East Main Street
Spartanburg, South Carolina 29319

- ---------------------
(1) The beneficial owner has the sole power to vote and to dispose of all shares of Common Stock.

DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the authorized capital stock of the Company consisted of 1,000 shares of Common Stock, of which 1,000 shares were outstanding. There is no public trading market for the Common Stock. Holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote. The Company does not expect in the foreseeable future to pay dividends on the Common Stock.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT SERVICES AGREEMENT

  Pursuant to a Management Services Agreement, dated as of May 24, 1996, between Flagstar and the Company (the "Management Agreement"), Flagstar has agreed to provide those management and support services that are requested from time to time by the Company and its subsidiaries and that are of a nature and extent generally performed by Flagstar. The term of the Management Agreement continues through July 31, 2004, with automatic renewal for successive one year terms unless otherwise terminated pursuant to its terms. Pursuant to the Management Agreement, the Company shall pay Flagstar a quarterly management fee equal to one percent of the Company's consolidated net revenues during the preceding fiscal quarter. In addition, the Company shall reimburse Flagstar on a quarterly basis for the Company's and its subsidiaries' portion of shared administrative services provided by Flagstar or any other subsidiary of Flagstar during the preceding fiscal quarter (such reimbursement, together with the management fee described in the preceding sentence, the "Management Charge"). However, in the event that the Company's Consolidated EBITDA for the Reference Period (each as defined in "Description of Notes") (calculated to exclude all expenses related to the Permitted Royalties (as defined in "Description of Notes") and the Management Charge) exceeds (the "Surplus") two times the Company's Consolidated Fixed Charges (as defined in "Description of Notes") for such period, then the Company shall pay Flagstar the lesser of the Management Charge and the Surplus for such period. The Indenture and the Credit Agreement each impose limits on the amount of payments from the Company to Flagstar and its affiliates under the Management Agreement. To the extent the applicable management fee is not permitted to be paid by the Company to Flagstar as a result of such restrictions contained in the Indenture and Credit Agreement, such management fee shall be deferred and Flagstar's claim therefor shall rank junior in right of payment to the Notes. See "Description of Notes" and "Description of Credit Agreement."

TAX SHARING AND ALLOCATION AGREEMENT

  Pursuant to a Tax Sharing and Allocation Agreement, dated as of May 23, 1996, by and among FCI, the Company, FRI-M and the direct and indirect subsidiaries of FRI-M (the "Tax Allocation Agreement"), FCI has agreed to file a consolidated federal income tax return, under which the federal income tax liability of FCI and its subsidiaries is determined on a consolidated basis. The Tax Sharing Agreement provides that in any year in which the Company, FRI-M and its subsidiaries are included in any consolidated federal income tax return of FCI and have taxable income, the Company will pay to FCI the amount of the tax liability the Company, FRI-M and its subsidiaries would have had on such due date if the Company, FRI-M and its subsidiaries had been filing a separate consolidated return. Conversely, if the Company, FRI-M and its subsidiaries generates losses or credits which actually reduce the consolidated tax liability of FCI and its other subsidiaries, FCI will credit to the Company the amount of such reduction in the consolidated tax liability to the extent of tax payments previously made by the Company. These credits are passed between FCI and the Company in the form of cash payments. In the event any state and local income taxes are determinable on a combined or consolidated basis, the Tax Allocation Agreement provides for a similar allocation between FCI and the Company of such state and local taxes. The Tax Allocation Agreement also provides that no payment shall be made by the Company, FRI-M or any of its subsidiaries to FCI thereunder if it would violate the provisions of the Indenture. The Indenture permits payments required to be made pursuant to the Tax Allocation Agreement in accordance with the terms thereof only if no Default or Event of Default (each as defined) has occurred and is continuing or would occur as a consequence thereof and if on the Interest Payment Date (as defined) immediately prior to the date of the obligation to make such tax payment first accrued, interest on the Notes was paid in Cash. To the extent any tax payment is not permitted to be paid by the Company to Flagstar as a result of such restrictions contained in the Indenture, any such tax payment shall be deferred and Flagstar's claim therefor shall rank junior in right of payment to the Notes. See "Description of Notes--Certain Covenants--Restricted Payments."

FOOD PRODUCT PURCHASING

  The Company uses Flagstar's purchasing department to make centralized purchasing arrangements for the main ingredients, supplies and equipment needs of all Coco's and Carrows restaurants. Pursuant to such purchasing arrangements, the Company pays suppliers directly. See "Business--Food Product Purchasing."

                        DESCRIPTION OF CREDIT AGREEMENT

  The Credit Agreement was entered into as of May 23, 1996 among the Company, as Guarantor, FRI-M, as Borrower (the "Borrower"), Bankers Trust Company, Chemical Bank and Citicorp USA, Inc., as Co-Syndication Agents (collectively, the "Co-Agents"), Credit Lyonnais New York Branch, as Administrative Agent and the other lenders party thereto (collectively, the "Banks"). The Credit Agreement provides for a $56 million term loan (the "Term Loan") and a $35 million revolving credit facility (the "Revolving Credit Facility"), which is also available for letters of credit. A copy of the Credit Agreement is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

  Proceeds from the Term Loan were used by the Company for the acquisition of all of the outstanding shares of capital stock of FRI-M and its subsidiaries, and to pay the transactions costs associated therewith. Proceeds from the Revolving Credit Facility are to be used for working capital requirements and other general corporate purposes, which may include the making of intercompany loans to any of the Borrower's wholly owned subsidiaries for their own working capital and other general corporate purposes. Letters of credit may be issued under the Revolving Credit Facility for the purpose of supporting (i) workers' compensation liabilities of the Borrower or any of its subsidiaries, (ii) the obligations of third party insurers of the Borrower or any of its subsidiaries, and (iii) certain other obligations of the Borrower and its subsidiaries.

  Term Loan. The Term Loan matures on August 31, 1999. Principal installments of the Term Loan are payable quarterly as follows: $4 million per quarter for four consecutive quarters beginning February 28, 1997; $5 million for four consecutive quarters beginning February 28, 1998; $6 million on February 28, 1999; and $7 million for two consecutive quarters beginning May 31, 1999. All amounts owing under the Term Loan are required to be repaid on August 31, 1999.

  Revolving Credit Facility. The commitment to make loans or issue letters of credit pursuant to the Revolving Credit Facility expires, and all amounts outstanding under the Revolving Credit Facility must be repaid, on August 31, 1999 (the "Termination Date").

  Interest and Letter of Credit Fees. Amounts outstanding under the Term Loan and the Revolving Credit Facility bear interest at an annual rate equal to, generally at Borrower's option, either (a) the sum of the Base Rate (as defined) plus 1.50%, or (b) the sum of the Eurodollar Rate (as defined) plus 2.75%. At May 23, 1996, the interest rate in effect was 8.19%. Interest on both the Term Loans and the Revolving Credit Facility is payable quarterly in arrears on amounts at a rate determined by reference to the Base Rate, or, on amounts at a rate determined by reference to the Eurodollar Rate ("Eurodollar Rate Advances"), if applicable, on the last day of each Eurodollar interest period (one, two, three or six months), or every three months in the case of a six-month interest period. Letter of Credit Fees of 3.00% per annum of the maximum amount available to be drawn under such Letters of Credit, consisting of a 2.75% letter of credit fee and a 0.25% fronting fee, are payable quarterly in arrears commencing May 31, 1996.

  Optional Prepayments. Borrowings under the Credit Agreement may be repaid, in whole or in part, in the case of Base Rate Advances, upon not less than one Business Day's (as defined) notice, and in the case of Eurodollar Rate Advances, upon not less than three Business Day's notice, provided that a Eurodollar Rate Advance may only be prepaid on the expiration date of the applicable Eurodollar interest period. Any optional partial prepayment of the Term Loan shall be applied to installments scheduled to be paid during the twelve months immediately following the date of such prepayment, with any excess being applied ratably to the scheduled installments of the Term Loan.

  Mandatory Prepayments. The Credit Agreement requires the Borrower to make mandatory prepayments in certain circumstances out of its Consolidated Excess Cash Flow (as defined), out of cash proceeds of certain asset sales, out of assets distributed to the Company, the Borrower or any of Borrower's direct or indirect subsidiaries (each, a "Loan Party") in connection with an employee benefit plan termination and out of net cash proceeds received by a Loan Party from certain other sources. Any mandatory partial prepayment of the Term

Loan shall be applied to installments scheduled to be paid during the twelve months immediately following the date of such prepayment, with any excess being applied ratably to the scheduled installments of the Term Loan.

  Certain Covenants. The Credit Agreement contains certain restrictive covenants which, among other things, limit (subject to certain exceptions) the Borrower and its subsidiaries with respect to (a) incurrence of debt; (b) the existence of liens; (c) investments and joint ventures; (d) the declaration or payment of dividends; (e) the making of guarantees and other contingent obligations; (f) the amendment or waiver of certain related agreements; (g) mergers, consolidations, liquidations and sales of assets (including sale and leaseback transactions); (h) payment obligations under leases; (i) transactions with shareholders and affiliates; (j) the sale, assignment, pledge or other disposition of shares of Borrower or its subsidiaries by Borrower or its subsidiaries; (k) capital expenditures; and (l) material changes in their business.

  The Credit Agreement also imposes on the Company, the Borrower and its subsidiaries certain financial tests and minimum ratios which, among other things, require that Borrower (a) shall not permit the ratio of Consolidated Adjusted EBITDA (as defined) to Consolidated Interest Expense (as defined) to be less than levels increasing from 1.50 to 1 for the fiscal quarter ending September 26, 1996 to 2.10 to 1 for the fiscal quarter ending September 23, 1999 and for each fiscal quarter thereafter; (b) permit the ratio of Consolidated Total Debt (as defined) to Consolidated Adjusted EBITDA (as defined) to exceed a level varying from 5.65 to 1 for the fiscal quarters ending September 26, 1996 to 3.65 to 1 for the fiscal quarter ending September 23, 1999 and for each fiscal quarter thereafter; and (c) shall not permit Consolidated Adjusted EBITDA to be less than an amount increasing from $11.2 million for the fiscal quarter ending September 26, 1996 to $49.5 million for the fiscal year ending June 25, 1998 and each four-fiscal quarter period thereafter.

  Guarantees and Collateral. The Company and all of the Borrower's subsidiaries have guaranteed the obligations of the Borrower under the Credit Agreement and the other Loan Documents (as defined). All of the issued and outstanding common stock of the Borrower and its subsidiaries has been pledged as security for the obligations of the Company under the Credit Agreement and the other Loan Documents. The obligations of the Borrower under the Credit Agreement and the other Loan Documents are secured by substantially all assets of the Borrower and its subsidiaries.

                             DESCRIPTION OF NOTES

GENERAL

  The 12 1/2% Senior Notes due 2004 of FRD Acquisition Co. were issued pursuant to an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and Registration Rights Agreement have been filed as exhibits to the Registration Statement of which this Prospectus is a part and are available as set forth under "Available Information". The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

  The Notes are senior, unsecured, general obligations of the Company. The Notes rank senior in right of payment to all existing and future subordinated Indebtedness of the Company and will rank pari passu in right of payment with all existing and future unsubordinated Indebtedness of the Company. In addition, the Notes are effectively subordinated to secured Indebtedness of the Company, including borrowings under the Credit Agreement and any Indebtedness under the Company's guaranty of borrowings under the Credit Agreement, to the extent of the value of the assets securing such Indebtedness. Borrowings under the Credit Agreement and any Indebtedness under the Company's guaranty of borrowings under the Credit Agreement are secured by substantially all of the Company's assets. The Company on a stand alone basis does not currently have any outstanding senior indebtedness other than the Notes and its guarantee of FRI-M's borrowings under the Credit Agreement. As of June 27, 1996, FRI-M had $1.4 million in borrowings outstanding under the Credit Agreement which were guaranteed by the Company and which rank pari passu to the Notes.

  The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $150 million (excluding Secondary Securities (as defined below)) plus $6,897,000 of additional Securities, which were issued on September 4, 1996 pursuant to the purchase price adjustment provisions set forth in the Stock Purchase Agreement, and mature on July 15, 2004. Interest on the Notes accrues at the rate of 12 1/2% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 1996, to holders of record on the immediately preceding January 1 and July 1. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. If on any Record Date occurring on or prior to the 39-month anniversary of the Issue Date, the ratio of (a) the sum of (i) the Company's Consolidated EBITDA for the Reference Period plus (ii) the aggregate amount of expenses relating to Permitted Royalties and Permitted Management Fees deducted in calculating such Consolidated EBITDA to (b) the Company's Consolidated Interest Expense for the Reference Period (excluding to the extent included therein (A) amortization of original issue discount and deferred financing frees and (B) that portion of the principal amount of the Securities issued in payment of interest on the Securities that is in excess of the amount of interest that would have been payable if interest had been paid in cash) is less than 1.25:1, then the Company may at its option pay the interest due on the Securities on the applicable Interest Payment Date in additional Securities ("Secondary Securities") having a principal amount equal to the amount of such interest due (accrued at an annual interest rate of 14%); provided, that interest may be paid in Secondary Securities on no more than four Interest Payment Dates. In such event, the Credit Agreement requires the Company to pay interest in Secondary Securities.

  Principal, premium and interest on the Notes is payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof; provided, however, that Secondary Securities issued in lieu of cash interest payments pursuant to the Indenture may be in denominations of greater or less than $1,000.

OPTIONAL REDEMPTION

  The Notes are not redeemable at the Company's option prior to May 23, 2001. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on May 23 of the years indicated below:

         YEAR                                           PERCENTAGE
         2001..........................................   105.0%
         2002..........................................   102.5%
         2003 and thereafter...........................   100.0%

  Notwithstanding the foregoing, at any time prior to May 23, 1999, the Company may also redeem up to $50 million aggregate principal amount of the Notes, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, with the Net Cash Proceeds from one Initial Public Equity Offering of the Company, if redeemed during the twelve-month period ending on May 23 of the years indicated below; provided that at least $60 million in aggregate principal amount of the Notes originally issued remain outstanding immediately after such redemption and provided, further, that such redemption occurs within 60 days of the date of receipt of such Net Cash Proceeds:

         YEAR                                           PERCENTAGE
         1997..........................................   110.00%
         1998..........................................   108.75%
         1999..........................................   107.50%

MANDATORY REDEMPTION

  Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

 Change of Control

  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes on a date (the "Change of Control Payment Date") that is no later than 70 business days after the occurrence of such Change of Control, pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Change of Control Payment"). Within ten business days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

  Prior to the mailing of the notice of a Change of Control Offer, the Company shall either (i) repay, or cause to be repaid, in full all Indebtedness and terminate, or cause to be terminated, all commitments under the Credit Agreement to the extent the terms thereof require repayment upon a Change of Control (or offer to repay, or cause to be offered to repay all such Indebtedness in full and terminate, or cause to be terminated, all commitments under the Credit Agreement and repay, or cause to be repaid, the Indebtedness owed to each lender which has accepted such offer), or (ii) obtain, or cause to be obtained, the requisite consent under the Credit Agreement, the terms of which require repayment upon a Change of Control, to permit the repurchase of the Notes as provided for herein.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will, within one business day following the Change of Control Payment Date, authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

  The Company's ability to repurchase Notes upon a Change of Control may be limited by, among other factors, the financial resources of the Company at the time of repurchase and the availability of sufficient funds, restrictions imposed by other debt obligations (including the Credit Agreement) and compliance with applicable securities laws. If a Change of Control occurs at a time when the Company is unable to or prohibited from repurchasing the Notes, the Company could seek the consent of its lender(s) to such repurchase or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes upon a Change of Control. In such case, the Company's failure to repurchase tendered Notes would constitute an event of default under the Indenture. See "Risk Factors-- Change of Control."

  The occurrence of a Change of Control under the Indenture would constitute an event of default under the Credit Agreement. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes would cause a default under the Credit Agreement absent consent under the Credit Agreement to such repurchase. In the event of an Event of Default under the Credit Agreement, the Notes would be effectively subordinated to Indebtedness under the Credit Agreement. Finally, the Company's ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company's then existing financial resources.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

 Asset Sales

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, engage in an Asset Sale unless (1) either (a) the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the repurchase of Notes pursuant to an irrevocable, unconditional offer (the "Asset Sale Offer") to repurchase Notes at a purchase price (the "Asset Sale Offer Price") of 100% of principal amount, plus accrued interest to the date of payment or (b) within 360 days of such Asset Sale, the Asset Sale Offer Amount is (i) invested in assets (excluding inventory, other than inventory for new restaurants) that constitute a Related Business or (ii) used to permanently reduce the amount of Indebtedness incurred under the Credit Agreement (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is so reduced by such amount),
(2) at least 75% of the consideration for such Asset Sale consists of Cash or Cash Equivalents; provided, that this clause (2) shall not apply to the sale of an existing restaurant and related equipment to a franchisee of the Company, (3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such Asset Sale, and (4) the Company or such Subsidiary, as applicable, receives fair market value for such Asset Sale.

  An Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) of the prior paragraph (the "Accumulated Amount") exceeds $5.0 million. When the Accumulated Amount exceeds $5.0 million, the Company will be required to make an Asset Sale Offer to purchase the maximum principal amount of Notes that may be purchased out of the Accumulated Amount, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Accumulated Amount, the Company may use any remaining Accumulated Amount for general corporate purposes. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the Accumulated Amount, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, Accumulated Amount shall be reset at zero.

  Notwithstanding the foregoing, the Company and its Subsidiaries may (i) in the ordinary course of business, consistent with past practice, (A) sell assets acquired and held for resale in the ordinary course of business and (B) sell obsolete equipment, (ii) convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the provisions of the Indenture and (iii) convey, sell, transfer, assign or otherwise dispose of assets to the Company or any of its Wholly Owned Subsidiaries; and such transactions shall not be deemed Asset Sales.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of an Asset Sale.

SELECTION AND NOTICE

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS

 Restricted Payments

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends, distributions or other payments payable to the Company or any Wholly Owned Subsidiary of the Company by the Company or any of its Subsidiaries); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary or other Affiliate of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company (other than (A) any obligations under the Credit Agreement or (B) Indebtedness of the Company owed to any of its Wholly Owned Subsidiaries) that is pari passu with or subordinated to the Notes (other than Notes), except at final maturity, scheduled repayment of principal, or scheduled sinking fund payment of such Indebtedness; (iv) make any payment or distribution to Flagstar Companies, Inc. ("FCI"), Flagstar, or any of their respective Affiliates (other than the Company and its Subsidiaries); or (v) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in clause
  (i) of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Capital Stock"; and

    (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture is less than the sum of (i) 50% of the Adjusted Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the last day of the Company's most recently ended fiscal quarter (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests sold to a Subsidiary of the Company and other than Disqualified Stock).

  The foregoing provisions will not prohibit (u) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (v) the defeasance, redemption or repurchase of Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness incurred under clause (xii) of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Capital Stock"; (w) if no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, the payment of Permitted Royalties to Flagstar or FCI or any of their respective Affiliates and the payment of Permitted Management Fees; provided, that on the date (the "Reference Date") of such payment (after giving effect thereto) (1) the aggregate amount of Permitted Management Fees and Permitted Royalties paid in cash on or after the first day of the second quarter of the Reference Period (the "Start Date") does not exceed (2) the excess of (A) the Company's Consolidated EBITDA for the Reference Period (calculated to exclude all expenses related to the Permitted Royalties and Permitted Management Fee) over (B) 2.0 times the Company's Consolidated Fixed Charges for the Reference Period (provided, that if the Start Date is prior to the Issue Date, for purposes of clause (1) above, the aggregate amount of Permitted Royalties and Permitted Management Fees paid in cash shall be deemed to equal those amounts paid in cash on or after the Issue Date and on or prior to the Reference Date multiplied by a fraction, the numerator of which is 365 and the denominator of which is the number of days from the Issue Date through the Reference Date); (x) if no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, payments required to be made pursuant to the Tax Allocation Agreement in accordance with the terms thereof; provided, that on the Interest Payment Date immediately prior to the date of the obligation to make such payment first accrued, interest on the Notes was paid in cash; (y) Investments in securities or other non-cash consideration received in and solely as a result of (i) any restructuring or bankruptcy proceeding of any Person; provided, that the interest of the Company and its Subsidiaries in such Person giving rise to such Investment were permitted under the Indenture or (ii) any Asset Sale made in compliance with the terms of the Indenture; or (z) the payment of Permitted Advertising Fees to Flagstar or FCI or any of their respective Subsidiaries.

  The amount of all Restricted Payments (other than cash) shall be the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

 Incurrence of Indebtedness and Issuance of Capital Stock

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty, extend the maturity of or otherwise become directly or indirectly liable, contingently or otherwise (collectively, "incur"), with respect to any Indebtedness (including as a result of an Acquisition) or issue any Disqualified Capital Stock. Notwithstanding the foregoing:

    (i) The Company may incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence, (ii) on the date of such incurrence, the Consolidated Coverage Ratio of the Company for the Reference Period, after giving effect on a pro forma basis to such incurrence of such Indebtedness, would be at least 2.0 to l, and (iii) the Average Life of such Indebtedness is longer than that of the Notes and the stated maturity of such Indebtedness is later than that of the Notes.

    (ii) The Company may incur Indebtedness evidenced by the Notes and represented by the Indenture.

    (iii) FRI-M and its subsidiaries may incur Indebtedness in existence on the Issue Date.

    (iv) The Company and its Subsidiaries may incur Indebtedness pursuant to the Credit Agreement in an aggregate amount outstanding at any time not to exceed (a) $136 million minus (b) the sum of (1) the amount of any such Indebtedness retired with Net Cash Proceeds from any Asset Sale or assumed by a transferee in an Asset Sale and (2) all refinancings of Indebtedness incurred under the Credit Agreement with Indebtedness incurred under paragraph (v) below; provided, that the aggregate principal amount of term Indebtedness incurred under this paragraph (iv) shall not exceed $86 million at any time and the aggregate principal amount of working capital or other revolving Indebtedness incurred under this paragraph (iv) (including letters of credit) shall not exceed $80 million at any time.

    (v) The Company and its Subsidiaries may incur Indebtedness related to mortgage financings, mortgage refinancings or sale and lease-back transactions; provided, that the aggregate principal amount of such Indebtedness is used solely to repay senior secured Indebtedness of such person.

    (vi) The Company and its Subsidiaries may incur Purchase Money Indebtedness and Capitalized Lease Obligations; provided, that the aggregate amount of such Indebtedness outstanding at any time, other than Capitalized Lease Obligations existing on the Issue Date and permitted Refinancings thereof, shall not exceed $25 million.

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

    (vii) The Company and its Subsidiaries may incur Indebtedness constituting reimbursement obligations with respect to letters of credit (including workers' compensation claims); provided that such letters of credit were permitted to be issued hereunder.

    (viii) The Company may incur Indebtedness to any Wholly Owned Subsidiary, and any Wholly Owned Subsidiary may incur Indebtedness to any other Wholly Owned Subsidiary or to the Company but only so long as such Indebtedness is owed to and held by the Company or a Wholly Owned Subsidiary.

    (ix) The Company and its Subsidiaries may incur Indebtedness arising from the overdraft of zero balanced bank accounts; provided, that the aggregate amount of such Indebtedness outstanding at any time shall not exceed $5 million.

    (x) The Company and its Subsidiaries may incur Indebtedness related to surety and performance bonds issued in the ordinary course of business; provided, that such incurrence does not result in the Incurrence of any obligation for the payment of borrowed money of others.

    (xi) The Company and its Subsidiaries may incur Indebtedness related to Interest Swap and Hedging Obligations.

    (xii) The Company and its Subsidiaries may incur Permitted Refinancing Indebtedness with respect to any Indebtedness incurred under paragraphs (i) and (iii) above.

 Liens

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, except Permitted Liens.

 Dividend and Other Payment Restrictions Affecting Subsidiaries

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, assume or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or (a) set forth in any instruments or agreements evidencing or governing Indebtedness of the Company or any such Subsidiary
(1) existing on the Issue Date (including the Credit Agreement as in effect on the Issue Date) or (2) amending, supplementing, amending and restating, or refinancing such Indebtedness; provided that the restrictions contained in such refinancing (which, in the case of the Credit Agreement, may apply to any present or future Subsidiary) are no more restrictive than those contained in the agreements governing the debt being amended, supplemented, amended and restated or refinanced, (b) existing under applicable law, (c) set forth in any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (d) existing by reason of customary non-assignment provisions in existing leases or leases entered into after the Issue Date and otherwise permitted under the Indenture, or (e) existing by reason of Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

 Merger, Sale or Consolidation

  The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions, to

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

another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture; (iii) no Default or Event of Default shall exist or shall occur immediately before or after giving effect on a pro forma basis to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the consolidated surviving or transferee entity is at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; (v) immediately after giving effect to such transaction on a pro forma basis, the consolidated surviving or transferee entity would immediately thereafter be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in paragraph (i) under the caption "--Incurrence of Indebtedness and Issuance of Capital Stock" above; and (vi) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and, if a supplemental indenture is required, such supplemental indenture complies with the Indenture and that all conditions precedent therein relating to such transactions have been satisfied.

 Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to enter into or make any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person, (ii) if such transaction, individually or when aggregated with all other Affiliate Transactions undertaken during the preceding twelve months, involves consideration in excess of $50,000, a majority of the disinterested members of the Board of Directors of the Company shall have made a determination prior to the consummation thereof that such transaction complies with clause (i) above, and (iii) if such Affiliate Transaction involves consideration in excess of $5.0 million, prior to the consummation thereof, the Company obtains a written favorable opinion as to the fairness of such transaction to the Company or such Subsidiary from a financial point of view from an independent investment banking firm of national reputation provided that the foregoing shall not prohibit (w) transactions permitted by the provisions of the Indenture described above under "--Restricted Payments," (x) customary fees paid to independent directors of the Company by the Company or its Subsidiaries, (y) the Management Services Agreement and a Permitted Franchise Agreement, and (z) the Tax Allocation Agreement, provided that no Subsidiary is obligated to make payments thereunder other than to the Company or a Wholly Owned Subsidiary.

 Restrictions on Sale and Issuance of Subsidiary Stock

  The Company shall not sell, and shall not permit any of its Subsidiaries to issue or sell, any shares of Capital Stock of any Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company (other than the sale of all of the Capital Stock of any Subsidiary (a) permitted under the Indenture as described in "--Asset Sales" and "--Merger, Sale or Consolidation" or (b) pursuant to a foreclosure by the lenders conducted pursuant to the Credit Agreement).

 Line of Business

  The Company will not, and will not permit any Subsidiary to, directly or indirectly engage in any business other than (a) the ownership, operation or franchising of family restaurants and (b) any business that in the reasonable, good faith judgment of the Board of Directors of the Company is directly related to such business.

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

 Reports

  The Indenture provides that, whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall timely file with the SEC (provided such filing is accepted by the SEC) all reports, information and other documents that the Company is required or would have been required to file with the SEC if the Company were subject to
Section 13 or 15(d) of the Exchange Act, including, with respect to annual information, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the SEC, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required. The Company shall deliver a copy of all such reports, information and other documents to the Trustee (regardless of whether such filing is accepted by the SEC), and cause the Trustee to provide a copy to each holder (at no cost to the holder) and to prospective purchasers of Securities identified to the Company by the holder (if requested, in writing), within 15 days after such reports, information or documents are filed or would have been required to be filed with the SEC. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due at maturity, redemption, by acceleration, or otherwise, of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the payment provisions described under the captions "--Change of Control" or "--Asset Sales"; (iv) failure by the Company for 30 days after notice from the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes to observe or perform any covenant, agreement or warranty contained in the Notes or the Indenture (other than a default in the performance of any covenant, agreement or warranty specifically covered by (i) or (ii) above);
(v) default under the Credit Agreement or other Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $5 million, in each case (a) resulting from failure to pay principal at final stated maturity (giving effect to extensions thereof) or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged, bonded or stayed for a period of 60 days; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes by written notice to the Company (and to the Trustee if given by holders) may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary all outstanding Notes will become immediately due and payable without further action or notice by the Trustee or holders. Notwithstanding the foregoing, in the event a declaration of acceleration resulting from an Event of Default described in clause (v) above has occurred and is continuing, such declaration of acceleration shall be automatically annulled if such default is cured or waived or the holders of the Indebtedness which is the subject of such default have rescinded their declaration of acceleration in respect of such Indebtedness within 60 days thereof and the Trustee has received written notice of such cure, waiver or rescission and no other Event of Default described in clause (v) above has occurred that has not been cured or waived within 60 days of the declaration of such acceleration in respect of such Indebtedness. The holders of a majority in principal amount of the then outstanding Notes are generally authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

  The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or a Default or Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected.

  Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided that such direction shall not be in conflict with any rule or law or with the Indenture and that the Trustee does not determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction.

  The Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No direct or indirect partner, director, officer, employee, incorporator or stockholder, as such, past or future of the Company shall have any liability for any obligations of the Company under the Notes, the Indenture by reason of his or its status as such partner, director, officer, employee, incorporator or stockholder. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below,
(ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and the Trustee shall receive a certificate from the administrative agent under the Credit Agreement, if still in effect, to the effect that there is no violation of the Credit Agreement; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

  A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder): (i) reduce the percentage of principal amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the rate of or change the time for payment of interest on any Note, (iii) reduce the principal amount of any Note, or reduce the Change of Control Payment, the Offer Price (as defined) or the Redemption Price (as defined), (iv) change the Stated Maturity of any Note or the Change of Control Payment Date or Purchase Date (as defined) of any Note, (v) alter the redemption provisions of the Indenture described above in "Optional Redemption," or the terms or provisions of the covenant in the Indenture limiting sales of assets and subsidiary stock, described above in "--Repurchase at the Option of Holders--Asset Sales," or the terms or provisions of the Indenture described above in "--Repurchase at the Option of Holders--Change of Control," in any case, in a manner adverse to any holder,
(vi) make any changes in the provisions of the Indenture concerning waivers of Defaults or Events of Default by holders of the Securities or the rights of holders to recover the principal or premium of, interest on, or redemption payment with respect to, any Note, including without limitation any changes to the amendment and waiver provisions of the Indenture referenced in (i) through
(vii) of this paragraph, or (vii) make the principal of, or the interest on, any Note payable with anything or in any manner other than as provided for in the Indenture (including changing the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable) and the Notes as in effect on the date of the Indenture.

  Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for collateral for or guarantors of the Notes, to provide for the assumption of the Company's obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict and within 90 days, apply to the Commission for permission to continue or resign.

  The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions and procedures. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquisition" means the purchase or other acquisition of any person or substantially all the assets of any person by any other person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.

  "Adjusted Consolidated Net Income" means, for any period, Consolidated Net Income reduced by 100% of the amount of any writedowns, writeoffs, or negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period.

  "Affiliate" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, FCI or Flagstar. For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that, a beneficial owner of 10% or more of the total voting power of the voting securities of any person then outstanding shall for such purposes be deemed to constitute control.

  "Asset Sale" means (i) the sale, conveyance, transfer, assignment or other disposition of any assets of the Company other than in the ordinary course of business consistent with past practices, including by merger or consolidation, and (ii) the issue or sale by the Company or any of its Subsidiaries of Capital Stock of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions. Notwithstanding the foregoing: a conveyance, sale, lease, transfer, assignment or other disposal of assets (i) in accordance with the provisions of the Indenture described above under "--Asset Sales," or (ii) to the Company or any of its Wholly Owned Subsidiaries, will not be deemed to be Asset Sales.

  "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (or partial years) from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.

  "Capital Stock" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

  "Capitalized Lease Obligation" means rental obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations on any date shall be the capitalized amount of such obligations on such date, as determined in accordance with GAAP.

  "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

  "Change of Control" means (i) any sale, lease, transfer, conveyance or other disposition, whether direct or indirect, of all or substantially all of the assets of the Company and its Subsidiaries, on a consolidated basis, in one transaction or a series of related transactions, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the voting securities of the Company, FCI or Flagstar then outstanding, (iii) during any period of 24 consecutive months after the Issue Date, individuals who at the beginning of any such 24 month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or (iv) Flagstar ceases to be the beneficial owner of at least 51% of the voting securities of the Company then outstanding, or the Company ceases to be the beneficial owner of 100% of the Capital Stock of FRI-M or any Significant Subsidiary then outstanding.

  "Consolidated Coverage Ratio" of any person on any date of determination (the "Transaction Date") means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such person for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such person during the Reference Period; provided, that for purposes of such calculation, (i) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (ii) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock on or after the first day of the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of such Reference Period, and
(iii) Consolidated Fixed Charges attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a pro forma basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such Person or any of its subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used.

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

  "Consolidated Depreciation and Amortization" means, with respect to any person, for any period, the total consolidated depreciation and amortization of such person and its Consolidated Subsidiaries for such period, as determined in accordance with GAAP.

  "Consolidated EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining such Consolidated Net Income), without duplication, the sum of (i) Consolidated Income Tax Expense,
(ii) Consolidated Depreciation and Amortization, and (iii) Consolidated Fixed Charges.

  "Consolidated Fixed Charges" means, with respect to any person, for any period, the aggregate amount (without duplication) of (a) Consolidated Interest Expense of such person for such period and (b) the amount of dividends accrued, paid or payable by such person or any of its Consolidated Subsidiaries in respect of Capital Stock (other than by subsidiaries of such person to such person or such person's wholly owned subsidiaries).

  "Consolidated Income Tax Expense" means, with respect to any person, for any period, the total consolidated net income tax expenses of such person and its Consolidated Subsidiaries for such period, as determined in accordance with GAAP.

  "Consolidated Interest Expense" means, with respect to any person, for any period, the total consolidated interest expense of such person and its Consolidated Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, deferred financing fees, non-cash interest payment, and the interest component of Capitalized Lease Obligations). For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

  "Consolidated Net Income" means, with respect to any person, for any period, the consolidated net income (or loss) of such person and its Consolidated Subsidiaries (determined in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (a) all gains (but not losses) which are either extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any Capital Stock), (b) the net income, if positive, of any person, other than a wholly owned Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a wholly owned Consolidated Subsidiary of such person during such period, but in any case not in excess of such person's pro rata share of such person's net income for such period, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, and (d) the net income, if positive, of any of such person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement (other than the Credit Agreement), instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary.

  "Consolidated Net Worth" of any person at any date means the aggregate consolidated stockholders' equity of such person and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of such person and its Consolidated Subsidiaries, and (b) all upward revaluations and other write-ups in the book value of any asset of such person or a Consolidated Subsidiary of such person subsequent to the Issue Date, and (c) all investments in subsidiaries of such person that are not Consolidated Subsidiaries and in persons that are not subsidiaries of such person.

  "Consolidated Subsidiary" means, for any Person, each subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP; provided, that Unrestricted Subsidiaries shall not be Consolidated Subsidiaries of the Company.

  "Credit Agreement" means (a) the credit agreement, dated as of the date hereof, by and among the Company, FRI-M, certain financial institutions and Credit Lyonnais New York Branch, as administrative agent, initially providing for (A) an aggregate $56 million term loan facility, and (B) an aggregate $35 million revolving credit facility, together with the documents to be executed by the Company, FRI-M or any of their respective subsidiaries in favor of the banks under the Credit Agreement (including, without limitation, any related guarantees and security agreements) in connection therewith, as such credit agreement and/or related documents may be amended, amended and restated, extended, supplemented or otherwise modified from time to time and (b) all refundings, refinancings, replacements and other restructurings (whether by the same or any other agent, lender or group of lenders) of all or any portion of the Indebtedness under the agreements identified in clause (a) or this clause (b) (including for purposes of clause (a) or clause (b) above, without limitation, those adding Subsidiaries as additional borrowers or guarantors, or increasing the amount of available borrowings thereunder); provided that the same would be permitted pursuant to that covenant described above under clause (iv) of "--Incurrence of Indebtedness and Issuance of Capital Stock."

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disqualified Capital Stock" means (a) except as set forth in (b), with respect to any person, Capital Stock of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its subsidiaries, in whole or in part, on or prior to July 15, 2004 and (b) with respect to any Subsidiary, any Capital Stock of such Subsidiary (other than Capital Stock of such Subsidiary so long as it is owned by the Company or any wholly owned Subsidiary).

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession as in effect as of the Issue Date.

  "Indebtedness" means, with respect to any Person (without duplication), (i) all liabilities and obligations, contingent or otherwise, of such Person (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments, (c) representing the balance deferred and unpaid of the purchase price of any property or services (other than trade payables to trade creditors incurred in the ordinary course, on customary terms, no more than 90 days past due), (d) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (e) under Capitalized Lease Obligations, (f) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit or (g) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);
(ii) all net obligations of such person under Interest Swap and Hedging Obligations; (iii) all obligations to, directly or indirectly, purchase, redeem, retire or otherwise acquire any Capital Stock of such Person or any of its subsidiaries; (iv) all liabilities of others of the kind described in the preceding clauses (i), (ii) or (iii) that such Person has, directly or indirectly, guaranteed or that, directly or indirectly, is otherwise its legal liability; and (v) all Indebtedness of the type referred to in clauses (i) through (iv) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness; provided, that the amount of such Indebtedness shall be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness.

  "Initial Public Equity Offering" means a bona fide initial underwritten offering of primary shares of common stock of the Company pursuant to an effective registration statement on Form S-1 or other appropriate form under the Securities Act.

  "Interest Swap and Hedging Obligation" means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.

  "Investments" by any Person means (a) the acquisition by such Person (whether for cash, property, services, securities or otherwise) of Capital Stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any option or warrants, of any other Person or any agreement to make any such acquisition; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make such advance, loan or extension (but excluding accounts receivable or deposits arising in the ordinary course of business and travel and other advances of business expenses to employees made in the ordinary course of business); (c) the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, any liability of any other Person (other than any such guarantee that would constitute Indebtedness permitted to be incurred by the covenant described above under "--Incurrence of Indebtedness and Issuance of Capital Stock"); and (d) the making by such Person of any capital contribution to or other investment in any other Person.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Management Services Agreement" means that certain Management Services Agreement, dated as of the Issue Date, between the Company and Flagstar, as such agreement is in effect on the Issue Date.

  "Net Cash Proceeds" means (a) in the case of a sale of Qualified Capital Stock (i) the aggregate amount of Cash received by the Company, plus (ii) in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities of the Company that were issued for Cash after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities, less (iii) the sum of all payments, fees, commissions and expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such sale of Qualified Capital Stock, and (b) in the case of an Asset Sale, the aggregate amount of Cash and Cash Equivalents received by the Company and its subsidiaries from such sale (including Cash and Cash Equivalents received on or with respect to any non-cash proceeds), less the sum of all reasonable and customary, direct, out-of-pocket fees and expenses actually incurred and paid by the Company and its subsidiaries (other than fees and expenses payable to, or on behalf of, Affiliates) in connection with such Asset Sale.

  "Permitted Franchise Agreement" means an agreement between the Company and Flagstar or any of its subsidiaries pursuant to which the Company franchises the Denny's or El Pollo Loco concepts from Flagstar or such subsidiary; provided, that (i) the terms of such agreement are no less favorable to the Company than those available to franchisees that are not Affiliates of or otherwise related to Flagstar, (ii) all up-front and similar fees are waived,
(iii) advertising fees payable in any fiscal quarter do not exceed 3% of the subject restaurant's net revenue for the immediately preceding fiscal quarter ("Permitted Advertising Fees") and (iv) no other royalties or fees are payable by the Company thereunder except Permitted Royalties.

  "Permitted Liens" means (a) Liens imposed by governmental authorities for taxes not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (b) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business; provided that (i) the underlying obligations are not overdue for a period of more than 30 days, or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;
(c) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation; (d) Liens incurred or deposits made securing the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, and governmental contracts incurred in the ordinary course of business;
(e) easements (or similar rights), rights-of-way, zoning, and similar restrictions or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property, and immaterial title defects and irregularities, in each case that do not, singly or in the aggregate, materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) Liens securing Purchase Money Indebtedness and Capitalized Lease Obligations permitted to be incurred under this Indenture; provided, that such Liens relate only to the property that is subject to such Purchase Money Indebtedness or Capitalized Lease Obligation; (h) Liens securing Indebtedness permitted to be incurred under subclause (iv) of the covenant described above in "--Certain Covenants-- Incurrence of Indebtedness and Issuance of Capital Stock"; (i) Liens on assets of the Subsidiaries existing on the Issue Date; (j) any (i) interest or title of a lessor or sublessor under any lease permitted by this Indenture entered into in the ordinary course of business, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to, or (iii) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in the preceding clause (ii), so long as the holder of such restriction or encumbrance agrees to recognize the rights of such lessee or sublessee under such lease; (k) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business; (l) licenses of patents, trademarks and other intellectual property rights granted by Company or any of its Subsidiaries in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of the Company or such Subsidiary; and (m) other Liens on assets with an aggregate value not to exceed $1 million at any time incurred in the ordinary course of business with respect to obligations that do not exceed $1 million in the aggregate at any time outstanding.

  "Permitted Management Fee" means a management fee payable in any fiscal quarter not to exceed (a) 1.0% of net revenues of the Company and its Subsidiaries during the immediately preceding fiscal quarter plus (b) the actual allocated share of the cost of shared administrative services provided by Flagstar or its subsidiaries to the Company and its Subsidiaries during such quarter (which shall be calculated on a reasonable and consistent basis and shall be certified quarterly by a certificate of the Chief Financial Officer of Flagstar delivered to the Trustee); provided, that such amounts shall be payable only to the extent that (after giving effect to such payment) there is no Default or Event of Default.

  "Permitted Refinancing Indebtedness" means Indebtedness (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness in a principal amount not to exceed the lesser of (i) the principal amount of the Indebtedness so refinanced and (ii) if such Indebtedness being refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) Permitted Refinancing Indebtedness shall
(x) not have an Average Life shorter than the Indebtedness being so refinanced and (y) in all respects, be no less subordinated, if applicable, to the rights of holders of the Securities than was the Indebtedness to be refinanced and
(B) such Permitted Refinancing Indebtedness shall have no installment of principal (or redemption payment) scheduled to come due earlier than the scheduled maturity of any corresponding installment of principal of the Indebtedness to be so refinanced which was scheduled to come due prior to July 15, 2004.

  "Permitted Royalty" means a royalty payable pursuant to a Permitted Franchise Agreement in any fiscal quarter not to exceed 4% of the subject restaurant's net revenues for the immediately preceding fiscal quarter; provided, that such amount shall be payable only to the extent that (after giving effect to such payment) there is no Default or Event of Default.

  "Purchase Money Indebtedness" means any Indebtedness incurred to finance the acquisition of any real or personal tangible property; provided that (i) the principal amount of such Indebtedness does not exceed 100% of such cost, (ii) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired and (iii) such Indebtedness is incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition of such property or asset.

  "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

  "Reference Period" means the last four full fiscal quarters of the Company ended prior to the date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture for which financial statements have been (or were required to be) delivered to the Trustee pursuant to the Indenture, it being understood that if such four fiscal quarters include any period prior to the Issue Date, the Reference Period shall include such period on a pro forma basis.

  "Related Business" means (a) the ownership, operation or franchising of family restaurants and (b) any business that in the reasonable, good faith judgment of the Board of Directors of the Company is directly related to such business.

  "Restricted Investment" means any direct or indirect Investment, other than Investments (a) in Cash and Cash Equivalents, (b) in the Company or any Wholly Owned Subsidiary, (c) made prior to the Issue Date, (d) in any Affiliate solely for the purpose of obtaining liquor licenses and (e) other Investments that do not exceed $100,000 in the aggregate at any time.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" with respect to any Note, means July 15, 2004.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

  "Tax Allocation Agreement" means that certain Tax Allocation Agreement, dated as of the Issue Date between FCI and the Company, as such agreement is in effect on the Issue Date.

  "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

THE EXCHANGE OFFER

  In the opinion of Latham & Watkins, counsel to the Company, the following discussion describes the material federal income tax consequences expected to result to holders whose Private Notes are exchanged for Exchange Notes in the Exchange Offer and is based on the opinion of Latham & Watkins. Such opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service ("the Service") will not take a contrary view, and no ruling from the Service has been or will be sought with respect to the Exchange Offer. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER OF PRIVATE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING PRIVATE NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS.

  The exchange of Private Notes for Exchange Notes will be treated as a "non-event" for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Private Notes. As a result, no material federal income tax consequences will result to holders exchanging Private Notes for Exchange Notes.

THE NOTES

  The following discussion is a summary of the material federal tax consequences expected to result to holders from the purchase, ownership and disposition of the Notes and is based on the opinion of Latham & Watkins except as otherwise noted below. This discussion is based on current provisions of the Code, applicable Treasury Regulations, judicial authority and current administrative rulings and pronouncements of the Service. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

  The following summary is for general information only. The tax treatment of a holder of the Notes may vary depending upon such holder's particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH PURCHASER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Original Issue Discount

 General Original Issue Discount Rules

  The amount of original issue discount, if any, on a debt instrument is the excess of its "stated redemption price at maturity" over its "issue price," subject to a statutorily defined de minimis exception. The "issue price" of a debt instrument issued in exchange for stock, such as the Notes, depends on whether the debt instrument or the stock is treated as "traded on an established securities market." If the debt instrument is "traded on an established securities market," its issue price will be its trading price immediately following issuance. If the stock is so traded (but the debt instrument received in exchange therefor is not), the issue price of the debt instrument received will generally be equal to the trading price of the stock immediately after the exchange.

  If neither the debt instrument nor the stock is traded on an established securities market, the issue price of the debt instrument will be equal to its stated principal amount, assuming the debt instrument provides for "adequate stated interest" (i.e., interest at least equal to the applicable federal rate), and will be equal to its "imputed principal amount" (the sum of the present values of all payments due under the debt instrument, using a discount rate equal to the applicable federal rate) if either the debt instrument does not provide for "adequate stated interest" or in the case of any "potentially abusive situation" (including certain recent sales transactions).

  The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments).

  In general, the amount of original issue discount that a holder of a debt instrument with original issue discount must include in gross income for federal income tax purposes will be the sum of the daily portions of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year on which such holder holds the debt instrument. The daily portion is determined by allocating to each day of an accrual period (generally, a period of any length corresponding to the interval between payment dates) a pro rata portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods or on the first day of the current accrual period, other than qualified stated interest payments). The tax basis of the debt instrument in the hands of the holder will be increased by the amount of original issue discount, if any, on the debt instrument that is included in the holder's gross income and will be decreased by the amount of any cash payments (other than qualified stated interest payments) received with respect to the debt instrument, whether such payments are denominated as principal or interest.

  Notwithstanding the original issue discount rules described in the preceding paragraphs, a holder of a debt instrument will not be required to include original issue discount in income if such holder's tax basis in the debt instrument were to exceed the debt instrument's stated principal amount. In addition, a holder would be permitted to offset any original issue discount income by an amount equal to the excess of such holder's tax basis (if less than or equal to the stated principal amount) over the issue price of the debt instrument.

 Notes

  Because interest on the Notes may, upon failure of the Company to maintain certain EBITDA to consolidated interest expense ratios, be paid in cash or in additional Notes, no payments made on the Notes will be treated as qualified stated interest, and the general rules set forth above with respect to the reporting of original issue discount income will apply. As a result, the Notes will initially be treated as having been issued with original issue discount equal to the excess of their stated redemption price at maturity (which will be equal to the sum of the principal amount plus all payments of stated interest) over their issue price. In general, such original issue discount will be includable in income in amounts equal to the stated interest paid in cash on the Notes.

  If, in fact, the Company's financial results were to deteriorate to the point at which the Company could elect to pay interest in additional Notes and were the Company to elect to do so, the additional Notes will not be treated as payments of interest on the Notes. In this event, the Notes and the additional Notes will be treated as a single original issue discount obligation which will be deemed to be reissued for an issue price equal to the original issue price of the Notes plus the principal amount of the additional Notes issued with respect thereto, and will have original issue discount equal to the excess of the stated redemption price at maturity of such obligation (which will be equal to the sum of the principal amounts of the Notes and the additional Notes plus all payments of stated interest on such debt instruments) over the newly determined issue price. The Notes will similarly be deemed to be reissued with a new issue price each time the Company issued additional Notes in lieu of paying cash interest on the Notes.

  Certain original issue discount obligations are also subject to additional provisions of the Code governing Applicable High Yield Discount Obligations (an "AHYDO"). In general, AHYDO's are defined as original issue discount obligations having (A) a term of more than 5 years, (B) a yield to maturity which equals or exceeds the Applicable Federal Rate for the month of issue plus 5 percentage points, and (C) "significant original issue discount." Because the Company believes that it will be able to make all interest payments in cash under the alternative payment schedule which provides for the payment of interest in cash, the Company does not believe that the Notes will be issued with significant original issue discount and therefore the AHYDO rules should not apply.

  If the AHYDO rules were to apply to the Notes, the Company would not be entitled to deduct any original issue discount until paid in cash and a minimal portion of such original issue discount would not be deductible by the Company even when paid in cash but would instead be treated as a dividend eligible for the dividends received deduction under Section 243 of the Code. No Treasury Regulations have been proposed or issued under the AHYDO provision and consequently counsel is unable to opine on the applicability of the AHYDO rules. Holders of the Notes are urged to consult their tax advisors concerning the potential application of the AHYDO rules to Notes.

MARKET DISCOUNT

  The Code generally requires holders of "market discount bonds" to treat as ordinary income any gain realized on the disposition (or gift) of such bonds to the extent of the market discount accrued during the holders' period of ownership. A "market discount bond" is a debt obligation purchased at a market discount, subject to a statutory de minimis exception. For this purpose, a purchase at a market discount includes a purchase at or after the original issue at a price below the stated redemption price at maturity, or, in the case of a debt instrument issued with original issue discount, at a price below its "issue price," plus the amount of original issue discount includable in income by all prior holders of the debt instrument, minus all cash payments (other than payments constituting qualified stated interest) received by such previous holders. The accrued market discount generally equals a ratable portion of the bond's market discount, based on the number of days the taxpayer has held the bond at the time of such disposition, as a percentage of the number of days from the date the taxpayer acquired the bond to its date of maturity.

AMORTIZABLE BOND PREMIUM

  Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess will constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from this acquisition date to the obligation's maturity date or to an earlier call date, if the use of such date results in a smaller amount of amortizable bond premium. A holder who elects to amortize bond premium must reduce his tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium. Amortizable bond premium will be treated under the Code as an offset to interest income on the related debt instrument for federal income tax purposes, subject to the promulgation of Treasury Regulations altering such treatment.

DISPOSITION

  In general, a holder of Notes will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of such Notes measured by the difference between (D) the amount of cash and the fair market value of property received (except to the extent attributable to accrued interest on the Notes) and (E) the holder's tax basis in the Notes (as increased by any original issue discount and market discount previously included in income by the holder and decreased by any amortizable bond premium, if any, deducted over the term of the Notes and any cash payments of interest under the Notes). Subject to the market discount rules discussed above, any such gain or loss will generally be long-term capital gain or loss, provided the Notes have been held for more than one year.

ELECTION

  A holder of Notes, subject to certain limitations, may elect to include all interest and discount on the Notes in gross income under the constant yield method. For this purpose, interest includes stated and unstated interest, acquisition discount, original issue discount, de minimis market discount and market discount, as adjusted by any acquisition premium. Such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such holder on or after the first day of the first taxable year to which the election applies. See "--Market Discount."

BACKUP WITHHOLDING

  A holder of Notes may be subject to backup withholding at the rate of 31% with respect to interest paid on, original issue discount accrued on and gross proceeds from the sale of, the Notes unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Notes who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the Service.

  The Company will report to holders of the Notes and the Service the amount of any "reportable payments" (including any interest paid and any original issue discount accrued on the Notes) and any amount withheld with respect to the Notes during the calendar year.

  THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF HIS OR HER PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF NOTES SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of up to 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer that requests such document in the Letter of Transmittal for use in connection with any such resale.

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company believes that none of the registered holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the holders of Private Notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Exchange Notes offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The combined financial statements of FRI-M, which includes FRI-M and certain subsidiaries of FRI-M including those restaurants that make up the Family Restaurant Division and including the FRD Commissary, as of December 25, 1994 and December 31, 1995 and the related combined statements of operations and net combined equity and cash flows for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December 25, 1994 and the year ended December 31, 1995 have been included herein and in the Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

  The balance sheet of FRD Acquisition Co. as of May 22, 1996 has been included herein and in the Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (including all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected, without charge, and copied at prescribed rates at the public reference facilities maintained by the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  To the extent permitted by applicable law or regulation, whether or not the Company is subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will file with the Commission all quarterly and annual reports and such other information, documents or other reports required to be filed pursuant to such provisions of the Exchange Act. If the Company is not permitted by applicable law or regulations to file such reports, the Company will furnish to each holder of the Notes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year, as well as such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
FRD ACQUISITION CO. COMBINED BALANCE SHEET
Independent Auditors' Report.............................................. F-2
Balance Sheet as of May 22, 1996.......................................... F-3
Note to Balance Sheet..................................................... F-4
FRI-M COMBINED FINANCIAL STATEMENTS
Independent Auditors' Report.............................................. F-5
Combined Balance Sheets as of December 25, 1994 and December 31, 1995..... F-6
Combined Statements of Operations for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December
 25, 1994 and the year ended December 31, 1995............................ F-7
Combined Statements of Cash Flows for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December
 25, 1994 and the year ended December 31, 1995............................ F-8
Notes to Combined Financial Statements.................................... F-9
FRD ACQUISITION CO. UNAUDITED COMBINED CONDENSED FINANCIAL STATEMENTS
Combined Condensed Balance Sheet as of June 27, 1996 (unaudited).......... F-18
Combined Condensed Statements of Operations for the six months ended June
 25, 1995 (unaudited) and the five months ended May 23, 1996 (unaudited)
 and the one month ended June 27, 1996 (unaudited)........................ F-19
Combined Condensed Statements of Cash Flows for the six months ended June
 25, 1995 (unaudited) and the five months ended May 23, 1996 (unaudited)
 and the one month ended June 27, 1996 (unaudited)........................ F-20
Notes to Combined Condensed Financial Statements (unaudited).............. F-21

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
FRD Acquisition Co.:

  We have audited the accompanying balance sheet of FRD Acquisition Co. (a wholly owned subsidiary of Flagstar Corporation) as of May 22, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of FRD Acquisition Co. at May 22, 1996, in conformity with generally accepted accounting principles.

                                                          KPMG Peat Marwick LLP

Orange County, California
May 22, 1996

                              FRD ACQUISITION CO.
              (A WHOLLY OWNED SUBSIDIARY OF FLAGSTAR CORPORATION)

                                 BALANCE SHEET

                                  MAY 22, 1996

                                 ASSETS
Total assets............................................................ $ --
                                                                         =====
                  LIABILITIES AND STOCKHOLDER'S EQUITY
Stockholder's Equity
  Common Stock, $.01 par value; authorized 1,000 shares; no shares
   issued or outstanding................................................   --
  Additional paid-in capital............................................   --
  Common stock subscribed (1,000 shares)................................ $ 100
  Less: stock subscriptions receivable.................................. $(100)
                                                                         -----
Total liabilities and stockholder's equity.............................. $ --
                                                                         =====



                    See accompanying note to balance sheet.

                              FRD ACQUISITION CO.
              (A WHOLLY OWNED SUBSIDIARY OF FLAGSTAR CORPORATION)

                             NOTE TO BALANCE SHEET

                                 MAY 22, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  FRD Acquisition Co. (the Company) was incorporated in the State of Delaware in February 1996 as a wholly owned subsidiary of Flagstar Corporation.

  On May 23, 1996 the Company acquired all of the outstanding common stock of FRI-M Corporation and certain of its Family Restaurant Division operating subsidiaries which operate principally under the Coco's and Carrows names.

  The Company is in the process of filing a registration statement with the Securities and Exchange Commission to register $150 million 12 1/2% Senior Notes due 2004 which were issued on May 23, 1996.

  The operations of the Company from the date of incorporation through May 22, 1996 are not considered material.

 Fiscal Year

  The Company will utilize a 52 or 53 week accounting period which ends on the last Thursday of December each year.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
FRD Acquisition Co.:

  We have audited the accompanying combined balance sheets of FRI-M which includes FRI-M Corporation, a wholly owned subsidiary of Family Restaurants, Inc. (The Parent), and certain subsidiaries including those restaurants that make up the Family Restaurant Division and including the FRD Commissary (collectively FRI-M or the Company) as of December 25, 1994 and December 31, 1995 and the related combined statements of operations and net combined equity and cash flows for the year ended December 26, 1993 and the one month ended January 26, 1994 (FRI-Predecessor Company), and the eleven months ended December 25, 1994 and the year ended December 31, 1995 (FRI-Successor Company). These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 25, 1994 and December 31, 1995 and the results of their operations and their cash flows for the year ended December 26, 1993 and the one month ended January 26, 1994 (FRI-Predecessor Company), and the eleven months ended December 25, 1994 and the year ended December 31, 1995 (FRI-Successor Company) in conformity with generally accepted accounting principles.

  As discussed in note 1 to the combined financial statements, the Parent commenced a Chapter 11 bankruptcy case on November 23, 1993, which was confirmed by the United States Bankruptcy Court for the District of Delaware on January 7, 1994. Accordingly, the accompanying combined financial statements have been prepared in conformity with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code."

                                                          KPMG Peat Marwick LLP

Orange County, California
February 9, 1996 except as to the fifth
paragraph of note 7 and note 14 which
are as of May 23, 1996

                                 FRI-M (NOTE 1)

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 25, DECEMBER 31,
                                                          1994         1995
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $  4,220     $  5,497
  Receivables........................................      7,414        5,439
  Merchandise inventories............................      6,063        5,288
  Net assets held for sale...........................        --        13,248
  Other..............................................      2,220        2,240
                                                        --------     --------
    Total current assets.............................     19,917       31,712
Property and equipment, net..........................    165,285      146,042
Reorganization value in excess of amounts allocable
 to identifiable assets, net.........................    150,632      145,352
Other assets.........................................     15,159        9,741
                                                        --------     --------
                                                        $350,993     $332,847
                                                        ========     ========
         LIABILITIES AND NET COMBINED EQUITY
Current liabilities:
  Loans payable to bank..............................   $ 59,600     $ 79,815
  Current maturities of long-term debt, including
   capitalized lease obligations.....................      4,347        4,915
  Accounts payable...................................     18,930       23,316
  Self-insurance reserve.............................     13,870       16,868
  Other..............................................     29,393       27,830
                                                        --------     --------
    Total current liabilities........................    126,140      152,744
Debt, including capitalized lease obligations, less
 current maturities..................................     32,499       27,502
Net combined equity..................................    192,354      152,601
                                                        --------     --------
                                                        $350,993     $332,847
                                                        ========     ========


            See accompanying notes to combined financial statements.

                                 FRI-M (NOTE 1)

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                             FRI-PREDECESSOR COMPANY    FRI-SUCCESSOR COMPANY
                             ------------------------ -------------------------
                             FOR THE YEAR  ONE MONTH     ELEVEN    FOR THE YEAR
                                ENDED        ENDED    MONTHS ENDED    ENDED
                             DECEMBER 26, JANUARY 26, DECEMBER 25, DECEMBER 31,
                                 1993        1994         1994         1995
Operating revenues..........   $487,433     $43,538     $460,636     $501,248
                               --------     -------     --------     --------
Product cost................    143,619      12,946      131,436      143,206
Payroll and benefits........    187,757      17,175      170,346      180,922
Occupancy and other
 operating expenses.........     78,370       7,130       72,509       79,331
Depreciation and
 amortization...............     10,042         778       23,221       28,447
General, administrative and
 selling expenses...........     41,035       4,341       40,083       43,535
Franchise fees..............     (4,850)       (539)      (5,389)      (4,371)
Loss on disposition of
 properties, net............        938         --         3,064        2,269
                               --------     -------     --------     --------
                                456,911      41,831      435,270      473,339
                               --------     -------     --------     --------
Operating income............     30,522       1,707       25,366       27,909
Interest expense............      4,594         458        6,476       16,515
                               --------     -------     --------     --------
Income before income taxes..     25,928       1,249       18,890       11,394
Pro forma income tax
 provision..................     10,692         532        9,496        6,670
                               --------     -------     --------     --------
    Net income..............   $ 15,236     $   717        9,394        4,724
                               ========     =======
Net combined equity,
 beginning of period........                             242,275      192,354
Intercompany and equity
 activity, net..............                             (59,315)     (44,477)
                                                        --------     --------
Net combined equity, end of
 year.......................                            $192,354     $152,601
                                                        ========     ========



            See accompanying notes to combined financial statements.

                                 FRI-M (NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                              FRI-PREDECESSOR COMPANY    FRI-SUCCESSOR COMPANY
                              ------------------------ -------------------------
                              FOR THE YEAR  ONE MONTH     ELEVEN    FOR THE YEAR
                                 ENDED        ENDED    MONTHS ENDED    ENDED
                              DECEMBER 26, JANUARY 26, DECEMBER 25, DECEMBER 31,
                                  1993        1994         1994         1995
Increase (decrease) in cash:
  Cash flows from operating
   activities:
    Net income..............    $ 15,236     $   717     $  9,394     $  4,724
    Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
      Depreciation and
       amortization.........      10,042         778       23,221       28,447
      Amortization of debt
       issuance costs.......         --          --           463        4,785
      Loss on disposition of
       properties...........         938         --         3,064        2,269
      (Increase) decrease in
       assets:
        Receivables.........      (3,032)        503         (486)       1,975
        Inventories.........       1,413         199         (377)         775
        Other current
         assets.............      (1,510)      3,365       (3,941)      (2,888)
      Increase (decrease) in
       liabilities:
        Accounts payable....        (748)       (312)      (4,376)       4,386
        Self-insurance
         reserves...........       1,917      (2,430)      (1,776)       2,998
        Other accrued
         liabilities........      (2,003)      2,029        3,431       (1,598)
                                --------     -------     --------     --------
          Total adjustments.       7,017       4,132       19,223       41,149
          Net cash provided
           by operating
           activities.......      22,253       4,849       28,617       45,873
                                --------     -------     --------     --------
  Cash flows from investing
   activities--proceeds from
   disposal of property and
   equipment................         346         --           283        7,866
  Capital expenditures......     (14,720)       (412)     (23,742)     (22,890)
  Other.....................         650         317         (199)        (881)
                                --------     -------     --------     --------
          Net cash used in
           investing
           activities.......     (13,724)        (95)     (23,658)     (15,905)
                                --------     -------     --------     --------
  Cash flows from financing
   activities:
    Net intercompany and
     equity activity........      (5,730)     (4,425)     (59,315)     (44,477)
    Borrowings (repayments)
     of loans payable to
     bank and long-term
     debt, including
     capitalized lease
     obligations............      (1,746)       (686)      56,184       15,786
                                --------     -------     --------     --------
          Net cash used in
           financing
           activities.......      (7,476)     (5,111)      (3,131)     (28,691)
                                --------     -------     --------     --------
          Net increase
           (decrease) in
           cash and cash
           equivalents......       1,053        (357)       1,828        1,277
Cash and cash equivalents at
 beginning of period........       1,696       2,749        2,392        4,220
                                --------     -------     --------     --------
Cash and cash equivalents at
 end of period..............    $  2,749     $ 2,392     $  4,220     $  5,497
                                ========     =======     ========     ========

            See accompanying notes to combined financial statements.

                                FRI-M (NOTE 1)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(1) ORGANIZATION AND BASIS OF PRESENTATION

  The FRI-M combined financial statements combine the financial position and operations of FRI-M Corporation, a wholly owned subsidiary of Family Restaurants, Inc. (the Parent), and certain subsidiaries including those restaurants that make up the Family Restaurant Division (FRD) and including the FRD Commissary, a division of the Parent (collectively, the Company). FRD primarily represents the Coco's and Carrows concept restaurants. The FRI-M combined financial statements exclude the financial position and operations of FRI-MRD Corporation, a wholly owned subsidiary of the FRI-M Corporation which owns El Torito Restaurants, Inc. and Chi-Chi's, Inc., the Traditional Dinnerhouse Division, which operates the Charley Brown's and Reuben's concept restaurants, FRI-Admin Corporation and the Parent. See note 14 regarding the sale of the Company.

  Reference to the "FRI-Predecessor Company" refers to the period of ownership of the Company by The Restaurant Enterprises Group, Inc. prior to January 27, 1994. Reference to the "FRI-Successor Company" refers to the period of ownership of the Company by Family Restaurants, Inc. giving effect to information about events occurring upon the Parent's emergence from a Chapter 11 bankruptcy code reorganization (the Reorganization).

  At December 31, 1995, the Company operated 349 full-service restaurants located in 10 states, with approximately 74% of its restaurants located in California. FRD restaurants primarily offer moderately priced breakfast, lunch and dinner items. Additionally, as of December 31, 1995, the Company was the licensor of 251 full-service restaurants in Japan and South Korea and the franchisor of 6 family restaurants in the United States.

  The combined financial statements of the FRI-Predecessor Company were prepared on a going concern basis, which contemplated continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. While the reorganization plan was in process, the Parent continued in possession of its properties and operated and managed its business as a debtor-in-possession pursuant to the bankruptcy code. The Company applied the provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," (SOP 90-7) in the December 23, 1993 combined financial statements.

  Pursuant to SOP 90-7, the FRI-Predecessor Parent qualified for fresh start reporting as of January 27, 1994. Under this concept, all assets and liabilities of the Parent are restated to current value at the date of reorganization. The Parent obtained an appraisal of the assets and liabilities of the FRI-Successor Company. This appraisal determined the reorganization value (i.e., fair value) of the assets and liabilities of the FRI-Successor Company. The Company utilized the results of this appraisal to implement fresh start reporting, which resulted in reorganization value in excess of amounts allocable to identifiable assets of $155,540,000 at January 27, 1994.

  The retained earnings of the FRI-Predecessor Company and the receivable from the Parent Company were eliminated as required by fresh start reporting. The combined balance sheets of the Company as of December 25, 1994 and December 31, 1995 and the accompanying combined statements of operations for the eleven months ended December 25, 1994 and the year ended December 31, 1995 represent that of the FRI-Successor Company which, in effect, is a new entity with assets and liabilities having carrying values not comparable with prior periods. The accompanying combined statements of operations for the year ended December 26, 1993 and for the one month ended January 26, 1994 represent that of the FRI-Predecessor Company.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

  The Company reported 1993 and 1994 results of operations based on 52 weeks ending on last Sunday in December.

  The Company reported 1995 results of operations based on 53 weeks ending on the last Sunday in December.

PRINCIPLES OF COMBINATION

  The combined financial statements include the accounts of the operations described in note 1 including their affiliated subsidiaries. All significant affiliated intercompany balances and transactions have been eliminated.

ESTIMATIONS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

  Inventories consist primarily of food and liquor and are stated at the lower of cost or market. Costs are determined using the first-in, first-out (FIFO) method.

NET ASSETS HELD FOR SALE

  Net assets held for sale are carried at the lower of their cost or their fair values, less estimated selling costs.

PRE-OPENING EXPENSES

  Certain costs incurred in connection with opening a restaurant which consist solely of direct incremental costs which the Company believes provide a specific quantifiable benefit to future periods and are probable of recovery (principally stocking the restaurant and training staff) are capitalized and amortized on a straight-line basis over one year after opening. Capitalized pre-opening expenses are classified as other current assets in the accompanying combined balance sheet and amounted to $1,285,000 and $745,000 at December 25, 1994 and December 31, 1995, respectively. Amortization of pre-opening expenses, included in depreciation and amortization in the combined statements of income, was $2,747,000 for the year ended December 26, 1993, $235,000 for the one month ended January 26, 1994, $2,644,000 for the eleven months ended December 25, 1994 and $1,917,000 for the year ended December 31, 1995.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at appraised value or cost and are depreciated on a straight-line basis over estimated useful lives (buildings principally over 25 to 35 years and furniture, fixtures and equipment over 3 to 10 years). Leasehold improvements are amortized on a straight-line basis over the shorter of estimated useful lives or the terms of related leases. Property under capitalized leases is amortized over the terms of the leases using the straight-line method.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

  Losses on disposition of properties are recognized when a commitment to divest a restaurant property is made by the Company and include estimated carrying costs through the expected date of disposal.

REORGANIZATION VALUE

  Reorganization value in excess of amounts allocable to identifiable assets is amortized using the straight-line method over 30 years. Accumulated amortization of reorganization value amounted to $4,912,000 and $10,192,000 at December 25, 1994 and December 31, 1995, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

  The Company evaluates long-lived assets for impairment by comparison of the carrying value of the assets to estimated undiscounted cash flows expected to be generated from the asset over its estimated useful life. In addition, the Company's evaluation considers data such as continuity of personnel, changes in the operating environment, name identification, competitive information and market trends. Finally, the evaluation considers changes in management's strategic direction or market emphasis. When the foregoing considerations suggest that a deterioration of the financial condition of the Company or any of its restaurants has occurred, the Company measures the amount of an impairment, if any, based on the estimated fair value of each of its restaurants over the remaining amortization period. The Company believes its long-lived assets are not impaired as of December 25, 1994 and December 31, 1995.

SELF-INSURANCE RESERVES

  The Parent is self-insured for workers compensation and general liability claims up to $500,000. Provisions for expected future payments are accrued based on the Parent's estimate of its aggregate liability for all open claims, using actuarially determined methods.

FRANCHISE AND LICENSE FEES

  Initial franchise and license fees are recognized when all material services have been performed and conditions have been satisfied. Initial fees for all periods presented are insignificant. Monthly fees are accrued as earned based on the respective monthly sales. Such fees totaled $4,850,000 for the year ended December 26, 1993, $539,000 for the one month ended January 26, 1994, $5,389,000 for the eleven months ended December 25, 1994 and $4,371,000 for the year ended December 31, 1995.

ADVERTISING

  Production costs of commercials, programming and the costs of other advertising, promotion and marketing programs are expensed in the year incurred and are included in occupancy and other operating expenses in the combined statement of operations. Such costs totaled $12,910,000 for the year ended December 26, 1993, $1,318,000 for the one month ended January 26, 1994, $13,068,000 for the eleven months ended December 25, 1994 and $16,328,000 for the year ended December 31, 1995.

PRO FORMA INCOME TAXES

  The accompanying combined financial statements combine the accounts of subsidiaries and divisions and exclude some operations of the combined entities. Some combined entities are not taxable entities, but all are included in the consolidated tax return of the parent. For financial reporting purposes, a pro forma tax expense has been provided at 40% of reported combined income excluding amortization of certain intangibles.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(3) RECEIVABLES

  A summary of receivables follows:

                                                              1994       1995
   Trade, principally credit cards........................ $  886,000 $  924,000
   License and franchise fees and related receivables.....  4,751,000  3,286,000
   Receivable from distributors...........................    668,000    645,000
   Note receivable, net...................................    751,000     31,000
   Other, net.............................................    358,000    553,000
                                                           ---------- ----------
                                                           $7,414,000 $5,439,000
                                                           ========== ==========

(4) NET ASSETS HELD FOR SALE

  As a result of the Parent's efforts to improve cash flows (see note 7), the Company has identified certain FRD restaurants for potential sale/leaseback financing transactions. During 1995, the Company entered into 8 such transactions, resulting in proceeds of $8,665,000, $999,000 less than carrying values. As of December 31, 1995, 12 additional restaurants, whose estimated fair value approximates carrying value, are to be financed under this program. The carrying value of these restaurants at December 31, 1995 is $13,248,000. These transactions result in estimated proceeds being less than carrying amounts by $1,869,000, which will be deferred and amortized over the lease terms, as these net losses result from financing transactions and the estimated fair values cover the deferred losses.

(5) PROPERTY AND EQUIPMENT

  A summary of property and equipment follows:

                                                         1994          1995
   Land............................................. $ 19,783,000  $ 11,821,000
   Buildings and improvements.......................  110,974,000   110,385,000
   Furniture, fixtures and equipment................   41,090,000    54,569,000
   Projects under construction......................    7,885,000     3,662,000
                                                     ------------  ------------
                                                      179,732,000   180,437,000
   Less accumulated depreciation and amortization...  (14,447,000)  (34,395,000)
                                                     ------------  ------------
                                                     $165,285,000  $146,042,000
                                                     ============  ============

  Property under capitalized leases in the amount of $37,520,000 and $36,869,000 at December 25, 1994 and December 31, 1995, respectively, is included in buildings and improvements. Accumulated amortization of property under capital leases amounted to $4,219,000 and $8,811,000 at December 25, 1994 and December 31, 1995, respectively. Capital leases primarily relate to the building on certain restaurants properties; the land portions of these leases are accounted for as operating leases.

  Depreciation and amortization relating to property and equipment was $6,494,000 for the year ended December 26, 1993, $463,000 for the one month ended January 26, 1994, $15,728,000 for the eleven months ended December 25, 1994, and $21,297,000 for the year ended December 31, 1995, of which $2,600,000, $204,000, $4,647,000 and $4,624,000, respectively, was related to amortization of property under capitalized leases.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

  A majority of the capitalized and operating leases have original terms of 25 years, and substantially all of these leases expire in the year 2005 or later. Most leases have renewal options. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in most cases, contingent rent, calculated as a percentage of sales, in excess of minimum rent. The total amount of contingent rent under capitalized leases for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December 25, 1994 and the year ended December 31, 1995 was $3,089,000, $207,000, $2,914,000 and $3,107,000 respectively. Total rental expense for all operating leases comprised the following:

                                           ONE MONTH   ELEVEN MONTHS
                             YEAR ENDED      ENDED         ENDED      YEAR ENDED
                            DECEMBER 26,  JANUARY 26,  DECEMBER 25,  DECEMBER 31,
                                1993         1994          1994          1995
Minimum rent............... $11,130,000   $  845,000    $11,066,000  $12,568,000
Contingent rent............   1,651,000      113,000      1,621,000    2,245,000
Leased equipment rent......   2,070,000      189,000      1,810,000    1,343,000
Sublease rent..............     (81,000)      (5,000)      (174,000)    (321,000)
                            -----------   ----------    -----------  -----------
                            $14,770,000   $1,142,000    $14,323,000  $15,835,000
                            ===========   ==========    ===========  ===========

  At December 31, 1995, the present value of capitalized lease payments and the future minimum lease payments on noncancelable operating leases were:

                                                     CAPITALIZED    OPERATING
    DUE IN                                              LEASES        LEASES
   1996............................................. $  6,699,000  $ 13,711,000
   1997.............................................    6,559,000    13,041,000
   1998.............................................    6,297,000    12,692,000
   1999.............................................    5,867,000    12,157,000
   2000.............................................    5,095,000    11,365,000
   Later years......................................   14,137,000    74,027,000
                                                     ------------  ------------
       Total minimum lease payments.................   44,654,000  $136,993,000
                                                                   ============
   Interest.........................................  (13,201,000)
                                                     ------------
       Present value of minimum lease payments...... $ 31,453,000
                                                     ============

  The future lease payments summarized above include commitments for lease properties included in the Company's divestiture program.

(6) OTHER ASSETS

  A summary of other assets follows:

                                                            1994        1995
   Debt issuance costs.................................. $ 5,534,000 $      --
   Franchise operating rights...........................   8,728,000  8,108,000
   Liquor licenses......................................     383,000    411,000
   Other................................................     514,000  1,222,000
                                                         ----------- ----------
                                                         $15,159,000 $9,741,000
                                                         =========== ==========

  Franchise operating rights are stated at their appraised value determined as of the date of the Reorganization, based on royalty income streams, and are amortized over 15 years. Debt issuance costs are amortized over the term of the related debt agreement (see note 7).

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(7) LONG-TERM DEBT, INCLUDING CAPITALIZED LEASE OBLIGATIONS

  Long-term debt, including capitalized lease obligations, is comprised of the following:

                                                            1994        1995
   Revolving credit facility............................ $59,600,000 $79,815,000
                                                         =========== ===========
   Capitalized lease obligations........................ $35,591,000 $31,453,000
   Mortgage notes, 12 1/4%-12 1/2%, due 1996-1998.......   1,005,000     750,000
   Other................................................     250,000     214,000
                                                         ----------- -----------
                                                          36,846,000  32,417,000
   Amount due within one year...........................   4,347,000   4,915,000
                                                         ----------- -----------
                                                         $32,499,000 $27,502,000
                                                         =========== ===========

  In January 1994, FRI-M Corporation entered into a Credit Facility Agreement with $150 million in senior secured revolving credit facilities with a $100 million sub-limit for standby letters of credit which is used for general corporate purposes including working capital, debt service and capital expenditure requirements. The Credit Facility terminates and obligations thereunder are immediately due and payable on January 27, 1999.

  Borrowings outstanding under the Credit Facility bear interest at a rate of 10.0% at December 31, 1995. On August 1, 1995, the Company borrowed $14,625,000 under this Credit Facility to fund an interest payment made on the Parent's 10 7/8% Senior Subordinated Notes (Senior Notes). This amount was paid off in December 1995. On February 1, 1996, the Company borrowed $14,625,000 to fund an additional interest payment on the Parent's Senior Notes.

  Standby letters of credit are issued under the Credit Facility primarily to provide security for future amounts payable by the Company under its workers' compensation insurance program ($37,600,000 of such letters of credit were outstanding as of December 31, 1995).

  The Credit Facility contains various covenants including the maintenance of certain financial ratios. At December 31, 1995, the Parent and certain of its subsidiaries were suffering from deficit cash flows from operations and made required debt service payments on other obligations through borrowings on the Credit Facility. Accordingly, the Parent has failed to comply with certain of such financial covenants. However, the banks under the Credit Facility (the Banks) have agreed to waive such noncompliance, through July 31, 1996. In accordance with generally accepted accounting principles, and since the waivers only extend to July 31, 1996, at this time the Company classified the outstanding balance of $79,815,000 at December 31, 1995 as a current liability. Further, the amortization of the related debt issuance costs was accelerated assuming the debt will be retired or replaced earlier. In connection with the sale of the Company (see note 14), the Credit Facility was paid off and is not available for additional borrowings by FRI-M.

  The mortgage notes were issued to a group of institutional lenders and are collateralized by mortgages covering nine restaurants having book values of approximately $8,197,000 at December 31, 1995.

  Maturities of long-term debt, including capitalized lease obligations, during the five years subsequent to December 31, 1995 are as follows:
$4,915,000 in 1996, $4,307,000 in 1997, $4,300,000 in 1998, $4,009,000 in
1999, $3,661,000 in 2000 and $11,225,000 thereafter.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(8) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The recorded amounts of the Company's cash, self-insurance reserves, other accrued liabilities, and revolving credit borrowings at December 25, 1994 and December 31, 1995 approximate fair value. The fair value of the Company's long-term debt, excluding capitalized lease obligations, based on an estimate using a discount rate which the Company believes would be currently available to it for debt with similar terms and average maturities, approximates its carrying value.

(9) OTHER ACCRUED LIABILITIES

  A summary of other accrued liabilities follows:

                                                           1994        1995
   Wages, salaries, accrued vacation and bonuses....... $13,128,000 $13,894,000
   Sales tax...........................................   6,363,000   4,452,000
   Property taxes......................................   1,225,000   1,354,000
   Accrued rent........................................   2,584,000   2,707,000
   Utilities...........................................   1,255,000   1,300,000
   Other...............................................   4,838,000   4,123,000
                                                        ----------- -----------
                                                        $29,393,000 $27,830,000
                                                        =========== ===========

(10) PRO FORMA INCOME TAXES

  The Company reported income before income tax provision for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December 25, 1994 and the year ended December 31, 1995. For financial reporting purposes, a pro forma tax expense equal to 40% of reported earnings, excluding certain amortization of intangibles, has been provided in the statements of operations.

  Upon the Reorganization on January 27, 1994, the Parent's net operating loss carryovers and other tax attributes were reduced significantly for Federal income tax purposes. In addition, because the consummation of the Reorganization triggered an ownership change of the Parent for Federal income tax purposes, the Parent's and the Company's post-Reorganization use of its remaining net operating loss carryovers for regular and alternative minimum Federal income tax purposes is subject to an annual limitation in an amount equal to the product of (i) the long-term tax-exempt rate prevailing on the closing date of the Reorganization and (ii) the value of the Parent's stock, increased to reflect the cancellation of indebtedness pursuant to the Reorganization (but without taking into account contributions to capital pursuant to the Reorganization). The Parent's annual limit is approximately $5,300,000.

  At December 31, 1995, the Parent and its subsidiaries had additional tax credit carryforwards of approximately $1,981,000 not utilized by a former owner (Former Owner). In accordance with a previous acquisition, the Parent must reimburse the Former Owner for 75% of the benefit of these tax credits if they are utilized in future Company tax returns.

(11) RELATIONSHIPS WITH PARENT

  The Company's FRI-Successor and FRI-Predecessor Parent provide certain financial, administrative, legal and staff functions and services. These costs are allocated to the Company based on number of opened and operating units. The Company believes that this method is reasonable. The management fee for these services was $3,410,000 for the year ended December 26, 1993, $257,000 for the one month ended January 26, 1994,

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

$2,626,000 for the eleven months ended December 25, 1994, and $2,634,000 for the year ended December 31, 1995. These costs are included in general and administrative expenses in the combined statements of operations. Further, interest expense associated with the revolving credit loan is also allocated to the subsidiaries, based on current liabilities outstanding. The Company deposits cash in excess of its operating requirements with its Parent, and the Parent advances funds to the Company to finance expansion of its restaurant business. These deposits and advances have been made on an interest-free basis.

  The Company is charged premiums by its Parent for certain insurance coverage provided under the Parent's insurance plans (employee group medical and life, workers compensation, general liability and property insurance). During the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December 25, 1994 and the year ended December 31, 1995, such premium charges amounted to $16,393,000, $1,286,000, $14,358,000 and
$12,730,000, respectively.

  A summary of intercompany and equity activity, for 1994 and 1995 follows. FRI-Predecessor information is not presented as it is not considered relevant.

                                                     ELEVEN MONTHS
                                                         ENDED      YEAR ENDED
                                                     DECEMBER 25,  DECEMBER 31,
                                                         1994          1995
                                                     ------------- ------------
   Net combined equity, beginning of period.........   $242,275      $192,354
   Allocation of management expenses................      2,626         2,634
   Pro forma income tax provision...................      9,496         6,670
   (Borrowings) repayments on revolving credit
    facility........................................    (56,184)      (15,786)
   Self-insurance premium charges...................     14,358        12,730
   Change in intercompany...........................    (29,611)      (50,725)
   Net income.......................................      9,394         4,724
                                                       --------      --------
   Net combined equity, end of period...............   $192,354      $152,601
                                                       ========      ========

(12) BENEFIT PLANS

  The Parent maintains several incentive compensation and related plans for executives and key operating personnel of its subsidiaries, including restaurant and field management. Total expenses for these plans included in the combined statements of operations were $5,252,000 for the year ended December 26, 1993, $413,000 for the one month ended January 26, 1994, $4,718,000 for the eleven months ended December 25, 1994 and $2,235,000 for the year ended December 31, 1995.

  The Company participated in savings and investment plans sponsored by the Parent. Substantially all of the Company's salaried employees were eligible to participate in the plans. The Company's expenses under such plans for the year ended December 26, 1993, the one month ended January 26, 1994, the eleven months ended December 25, 1994, and the year ended December 31, 1995 were $15,000, $0, $17,000 and $159,000, respectively.

(13) CONTINGENCIES

  The Parent and the Company are involved in various litigation matters incidental to their business. The Company does not believe that any of the claims or actions filed against it will have a material adverse effect upon the combined financial position and results of operations of the Company.

                                FRI-M (NOTE 1)

                    DECEMBER 25, 1994 AND DECEMBER 31, 1995

(14) SUBSEQUENT EVENTS

  Flagstar Corporation (Flagstar), through a newly-formed company, FRD Acquisition Co. (Acquisition Co.), acquired 100% of the capital stock of FRI-M Corporation and certain of its Family Restaurant Division operating subsidiaries (see note 1) on May 23, 1996 for a purchase price of approximately $306,000,000 (the Acquisition). Acquisition Co. financed the Acquisition with $125,000,000 in cash, $150,000,000 in 12 1/2% senior notes and the assumption of approximately $31,000,000 in lease and other debt obligations of FRI-M Corporation. The $125,000,000 in cash paid to the Parent was funded by a $75,000,000 equity investment from Flagstar and a $50,000,000 loan from FRI-M Corporation. In order to fund the loan and provide a source of working capital, FRI-M obtained at the May 23, 1996 closing of the Acquisition, a new credit facility consisting of a $56,000,000, 39-month senior term loan and a $35,000,000 working capital facility to support letters of credit and for working capital purposes.

                          FRD ACQUISITION CO. (NOTE 1)

                        COMBINED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                     JUNE 27,
                                                                       1996
                                                                    (UNAUDITED)
                              ASSETS
Current assets:
  Cash and cash equivalents........................................  $  3,986
  Receivables......................................................     3,808
  Merchandise inventories..........................................     5,191
  Other............................................................     1,100
                                                                     --------
    Total current assets...........................................    14,085
Property and equipment, net........................................   135,452
Deferred financing costs, net......................................     4,500
Goodwill...........................................................   220,503
Other assets.......................................................     8,414
                                                                     --------
                                                                     $382,954
                                                                     ========
               LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt, including capitalized lease obligations.....................................................  $ 14,189
  Accounts payable.................................................    17,249
  Self-insurance reserve...........................................     6,257
  Other............................................................    30,744
                                                                     --------
    Total current liabilities......................................    68,439
  Debt, including capitalized lease obligations, less current
   maturities......................................................   223,238
  Other non-current liabilities....................................    15,784
Stockholder's equity:
  Common stock.....................................................         0
  Additional paid-in-capital.......................................    75,000
  Retained earnings................................................       493
                                                                     --------
    Total stockholder's equity.....................................    75,493
                                                                     --------
                                                                     $382,954
                                                                     ========


            See accompanying notes to combined financial statements.

                          FRD ACQUISITION CO. (NOTE 1)

                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                             FRD-PREDECESSOR       FRD-SUCCESSOR
                                        -------------------------- -------------
                                         SIX MONTHS   FIVE MONTHS    ONE MONTH
                                            ENDED        ENDED         ENDED
                                        JUNE 25, 1995 MAY 23, 1996 JUNE 27, 1996
                                               (UNAUDITED)          (UNAUDITED)
Operating revenues....................    $243,630      $194,464      $48,950
                                          --------      --------      -------
Product cost..........................      70,402        54,370       14,126
Payroll and related costs.............      89,018        74,642       17,481
Occupancy and other operating
 expenses.............................      39,852        32,772        7,718
Depreciation and amortization.........      12,839        11,886        2,508
General, administrative, and selling
 expenses.............................      21,655        20,092        4,246
Franchise fees........................      (2,707)       (1,479)        (326)
(Gain) loss on disposition of
 properties...........................         218        (5,738)          12
                                          --------      --------      -------
                                           231,277       186,545       45,765
                                          --------      --------      -------
Operating income......................      12,353         7,919        3,185
Interest expense......................       5,925         4,658        2,496
                                          --------      --------      -------
Income before income taxes............       6,428         3,261          689
Income tax provision..................       3,634         2,160          196
                                          --------      --------      -------
Net income............................    $  2,794      $  1,101      $   493
Net combined equity, beginning of
 period...............................     192,354       152,601       75,000
Intercompany and equity activity, net.     (25,180)       52,949          --
                                          ========      ========      =======
Net combined equity, end of period....    $167,174      $206,651      $75,493
                                          ========      ========      =======


            See accompanying notes to combined financial statements.

                         FRD ACQUISITION, CO. (NOTE 1)

                  COMBINED CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                              FRD-PREDECESSOR     FRD-SUCCESSOR
                                           ---------------------- -------------
                                           SIX MONTHS FIVE MONTHS   ONE MONTH
                                             ENDED       ENDED        ENDED
                                            JUNE 25,    MAY 23,     JUNE 27,
                                              1995       1996         1996
                                                (UNAUDITED)        (UNAUDITED)
Increase (decrease) in cash:
  Cash Flows from operating activities:
    Net income ...........................  $  2,794   $  1,101      $   493
    Adjustments to reconcile net income to
     cash provided by operating
     activities:
      Depreciation and amortization.......     9,302      9,487        1,884
      Amortization of other intangible
       assets.............................     2,968      2,399          624
      Deferred tax (benefit) .............         0          0           20
      Loss (gain) on disposition of
       properties.........................       218     (5,738)          12
      (Increase) decrease in assets:
        Receivables.......................       494      1,676          (46)
        Inventories.......................       931         68           29
        Other current assets..............       444          0         (111)
        Other assets......................         0      1,251         (139)
      Increase (decrease) in liabilities:
        Accounts payable..................     (186)     (4,762)      (5,059)
        Self-insurance reserves...........     2,778      2,133         (214)
        Other accrued liabilities.........     (811)     (2,290)       2,512
                                            --------   --------      -------
          Total adjustments...............    16,138      4,224         (488)
          Net cash provided by operating
           activities.....................    18,932      5,325            5
                                            --------   --------      -------
  Cash flows from investing activities:
  Capital expenditures....................  (15,393)    (2,216)         (311)
  Proceeds from disposal of property and
   equipment..............................       461     20,087           59
                                            --------   --------      -------
          Net cash provided by (used in)
           investing activities...........  (14,932)     17,871         (252)
                                            --------   --------      -------
  Cash flows from financing activities:
    Net intercompany and equity activity..  (25,180)     54,050          --
    Borrowing on term loan................       --         --        56,000
    Transfer of cash to FRI...............       --         --       (53,949)
    Borrowings on line of credit..........       --         --         1,400
    (Repayment of) borrowings on loans
     payable to bank and long-term debt,
     including payments on capitalized
     lease obligations....................    20,920   (81,755)         (206)
                                            --------   --------      -------
          Net cash provided by (used in)
           financing activities...........   (4,260)   (27,705)        3,245
                                            --------   --------      -------
          Net increase (decrease) in cash
           and cash equivalents...........     (260)     (4,509)       2,998
  Cash and cash equivalents at beginning
   of period..............................     4,220      5,497          988
                                            --------   --------      -------
  Cash and cash equivalents at end of
   period.................................  $  3,960   $    988      $ 3,986
                                            ========   ========      =======

            See accompanying notes to combined financial statements.

                         FRD ACQUISITION CO. (NOTE 1)

               NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS

                        JUNE 25, 1995 AND JUNE 27, 1996
                                  (UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

  On May 23, 1996, Flagstar Corporation, through FRD Acquisition Co. ("FRD"), consummated the acquisition of the Company (the Coco's and Carrows restaurant chains consisting of 347 company-owned units within the family dining segment). The acquisition price of $306.5 million (which was paid in exchange for all of the outstanding stock of FRI-M Corporation ("FRI-M"), the subsidiary of Family Restaurants, Inc. which owned the Coco's and Carrows chains) was financed with $125.0 million in cash ($75.0 million of which was provided from the Company's cash balances and the remaining $57.4 million pursuant to bank term loans), the issuance of $150.0 million in senior notes of FRD to the seller and the assumption of certain capital lease obligations of approximately $31.5 million. The purchase price is subject to adjustment and based on preliminary calculations such adjustment will result in the issuance of an additional $5.7 million in senior notes. An accrual for this amount is included in other non-current liabilities in the accompanying June 27, 1996 balance sheet. The acquisition was accounted for using the purchase method of accounting. Accordingly, the assets and liabilities and results of operations of Coco's and Carrows are included in the Company's consolidated financial statements for the period subsequent to the acquistion.

  In accordance with the purchase method of accounting, the purchase price has been allocated to the underlying assets and liabilities of FRI-M based on their respective fair values at the date of acquisition. Because the purchase price is subject to adjustment and the final allocation of the purchase price is dependent upon certain valuations and other studies not yet completed, the current allocation and resulting goodwill is preliminary in nature. Based on this preliminary valuation, the excess cost over the fair value of net assets acquired is $221,015,000 and is being amortized over a 40-year period on a straight line basis. The Company anticipates finalizing this allocation by the end of 1996, and does not anticipate the impact of the reallocation to be significant to the financial statements.

  The following unaudited pro forma financial information shows the results of operations of the Company as though the acquisition occurred as of January 1, 1995. These results include the amortization of excess of purchase price over net assets acquired over a 40-year life, a reduction of overhead expenses due to anticipated cost savings and efficiencies from combining the operations of the Company and FRI-M, an increase in interest expense as a result of the debt issued to finance the acquisition, and a reduction in income tax expense to reflect the fact that the Company's net operating losses will offset FRI-M's separate income tax provision (except for current foreign and state income taxes) when calculated on a consolidated basis.

                                                               SIX MONTHS ENDED
                                                               -----------------
                                                                (IN THOUSANDS)
                                                               JUNE 27, JUNE 25,
                                                                 1996     1995
   Revenue.................................................... $243,414 $243,630
                                                               ======== ========
   Net loss................................................... $    178 $  1,475
                                                               ======== ========

  The pro forma financial information presented above does not purport to be indicative of either (i) the results of operations had the acquisition taken place on January 1, 1995 or (ii) future results of operations of the combined businesses.

  Reference to "FRD-Predecessor" refers to the period of ownership of the Company by Family Restaurants, Inc. prior to May 23, 1996. Reference to "FRD-Successor" refers to the period of ownership of the Company by FRD Acquisition Co., a wholly owned subsidiary of Flagstar Corporation, subsequent to May 23, 1996, the financial statements represent those of FRD Acquistion Co.

                         FRD ACQUISITION CO. (NOTE 1)

(2) FINANCIAL STATEMENTS

  The accompanying combined condensed financial statements have been prepared in accordance with Securities and Exchange Commission Regulation S-X. Reference is made to the notes to the combined financial statements for the year ended December 31, 1995, for information with respect to the Company's significant accounting and financial reporting policies as well as other pertinent information. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented have been made. The results of operations for the quarter ended June 27, 1996, are not necessarily indicative of those for the full year.

(3) IMPAIRMENT OF LONG-LIVED ASSETS

  Effective January 1, 1996, the Company adopted SFAS No, 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which generally requires the assessment of certain long-lived assets for possible impairment when events or circumstances indicate the carrying value of these assets may not be recoverable.

  The Company evaluates property and equipment for impairment by comparison of the carrying value of the assets to estimated undiscounted cash flows (before interest charges) expected to be generated by the asset over its estimated useful life. In addition, the Company's evaluation considers data such as continuity of personnel, changes in the operating environment, name identification, competitive information and market trends. Finally, the evaluation considers changes in management's strategic direction or market emphasis. When the foregoing considerations suggest that a deterioration of the financial condition of the Company or any of its assets has occurred, the Company measures the amount of an impairment, if any, based on the estimated fair value of each of its assets over the remaining amortization period.

  The Company believes that there has been no impairment of its long-lived assets based on re-engineering and re-positioning plans currently under development, other than impairment already recognized in connection with various properties held for sale.

                              FRD ACQUISITION CO.

(4) INTERCOMPANY AND EQUITY ACTIVITY, NET

  A summary of intercompany and equity activity, net follows:

                                                                                             FRD-PREDECESSOR     FRD-SUCCESSOR
                                                                                          ---------------------- -------------
                                                                                          SIX MONTHS FIVE MONTHS   ONE MONTH
                                                                                            ENDED       ENDED        ENDED
                                                                                           JUNE 25,    MAY 23,     JUNE 27,
                                                                                             1995       1996         1996
                                                                                               (UNAUDITED)        (UNAUDITED)
Net combined equity, beginning of period.................................................  $192,354   $152,601      $   --
Allocation of management expenses........................................................     1,616      1,630          --
Pro forma income tax provision...........................................................     3,634      2,160          --
(Borrowings) repayments on revolving credit facility.....................................   (25,700)    79,815          --
Self-insurance premium charges...........................................................     6,473      7,089          --
Change in intercompany...................................................................   (13,997)   (37,745)         --
Net income...............................................................................     2,794      1,101          --
                                                                                           --------   --------      -------
    Net combined equity, end of period...................................................   167,174    206,651          --
  Common stock...........................................................................       --         --           --
  Additional paid-in-capital.............................................................       --         --        75,000
  Retained earnings......................................................................       --         --           493
                                                                                           --------   --------      -------
                         Total stockholder's equity......................................  $    --    $    --       $75,493
                                                                                           ========   ========      =======

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLIC-ITATION OF AN OFFER TO BUY, ANY OF THESE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JU-RISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 -------------

                               TABLE OF CONTENTS

                                                                            PAGE
Summary...................................................................    4
Risk Factors..............................................................   13
The Exchange Offer........................................................   18
Use of Proceeds...........................................................   26
Capitalization............................................................   26
Selected Combined Historical Financial Information........................   27
Unaudited Pro Forma Combined Financial Information........................   29
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   33
Business..................................................................   37
Management................................................................   47
Principal Stockholders....................................................   52
Certain Relationships and Related Transactions............................   53
Description of Credit Agreement...........................................   54
Description of Notes......................................................   56
Certain Federal Income Tax Considerations.................................   74
Plan of Distribution......................................................   78
Legal Matters.............................................................   79
Experts...................................................................   79
Available Information.....................................................   79
Index to Financial Statements.............................................  F-1

                                 -------------

  UNTIL DECEMBER 9, 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               $156,897,000

                           FRD ACQUISITION CO.

                               OFFER TO EXCHANGE



                         12 1/2% SERIES B SENIOR NOTES
                                   DUE 2004
                              FOR ALL OUTSTANDING
                         12 1/2% SERIES A SENIOR NOTES
                                   DUE 2004

                               -----------------

                                  PROSPECTUS

                               -----------------

                            September 10, 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  FRD Acquisition Co. is a Delaware corporation and its Certificate of Incorporation and Bylaws provide for indemnification of their officers and directors to the fullest extent permitted by law. Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") eliminates the liability of a corporation's directors to a corporation or its stockholders, except for liabilities related to breach of duty or loyalty, actions not in good faith, and certain other liabilities.

  Section 145 of the DGCL provides for the indemnification by a Delaware corporation of its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against liabilities and expenses incurred in any such action, suit or proceeding.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  A list of exhibits filed with this Registration Statement on Form S-4 is set forth in the Index to Exhibits on page E-1, and is incorporated herein by reference.

  (b) Financial Statement Schedules

  None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrants hereby undertake that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or the registrant in the successful defense of any action, suit paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into this prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (c) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, FRD Acquisition Co. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 6, 1996.

                                          FRD ACQUISITION CO.

                                                    /s/ Ann A. Wride
                                          By:
                                            -----------------------------------
                                            Name: Ann A. Wride
                                            Title:  Vice President, Finance
                                                    and Chief Financial
                                                    Officer (Principal Financial
                                                    and Accounting Officer)

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                  TITLE                  DATE
          *                    Director           September 6, 1996
 -------------------
  James B. Adamson

          *                    Director           September 6, 1996
 -------------------
    Ellen Downey

          *                    Director           September 6, 1996
 -------------------
   Paul E. Raether

 /s/ H. Jay Sarles             Director           September 6, 1996
 -------------------
    H. Jay Sarles

          *                  Director and         September 6, 1996
 -------------------     President (Principal
   Mark L. Shipman        Executive Officer)

          *                    Director           September 6, 1996
 -------------------
  Michael T. Tokarz



 /s/ Ann A. Wride     Vice President, Finance and September 6, 1996
 -------------------    Chief Financial Officer
    Ann A. Wride       (Principal Financial and
                         Accounting Officer)

* Power of Attorney by

           /s/ Ann A. Wride
_____________________________________
            Ann A. Wride
     Vice President, Finance and
       Chief Financial Officer

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
    3.1  Certificate of Incorporation of the Company+
    3.2  Bylaws of the Company+
    4.1  Indenture dated as of May 23, 1996 between the Company and The
          Bank of New York, as Trustee (the "Indenture")+
  4.1.1  Form of First Supplemental Indenture to the Indenture dated as of August 23, 1996
    4.2  Stock Purchase Agreement dated as of March 1, 1996 by and among
          Flagstar, Flagstar Companies, Inc., the Company, and Family
          Restaurants, Inc.+
    4.3  Registration Rights Agreement dated as of May 23, 1996 between the Company and Family Restaurants, Inc. (the "Registration
          Rights Agreement")+
  4.3.1  First Amendment to Registration Rights Agreement, dated as of
          August 23, 1996
    5.1  Form of Opinion of Latham & Watkins regarding the legality of the Notes, including consent
    8.1  Form of Opinion of Latham & Watkins regarding tax matters, including consent
   10.1  Credit Agreement dated as of May 23, 1996 by and among the
          Company, as guarantor, FRI-M as borrower, the financial
          institution listed therein, as lenders, Bankers Trust Company,
          Chemical Bank and Citicorp USA, Inc., as co-syndication
          agents, and Credit Lyonnais New York Branch, as administrative agent+
   10.2  Tax Sharing and Allocation Agreement dated as of May 23, 1996 among Flagstar Companies, Inc., the Company and the
          subsidiaries of the Company+
   10.3  Management Services Agreement dated as of May 24, 1996 between the Company and Flagstar Corporation+
   10.4  Flagstar Companies, Inc. 1989 Non-Qualified Stock Option Plan
          (incorporated by reference to Exhibit 10.9 to Flagstar
          Companies, Inc.'s 1995 Form 10-K, File No. 0-18051)
   10.5  Technical Assistance and License Agreement, dated as of April
          14, 1995, between Coco's Restaurants, Inc. and Coco's Japan
          Co., Ltd.+
   10.6  Memorandum regarding employment arrangement between the Company and Mark Shipman+
   12.1  Statement regarding computation of ratio of earnings to fixed charges
   21.1  Subsidiaries of the Company (originally/previously filed as
          Exhibit 22.1)+
   23.1  Consent of Latham & Watkins (included as part of Exhibits 5.1 and 8.1)
   23.2  Consent of KPMG Peat Marwick LLP
   24.1  Power of Attorney (included in the signature pages in Part II of the original Registration Statement filed on July 3, 1996)+
   25.1  Statement of eligibility of trustee on Form T-1+
   99.1  Letter of Transmittal
   99.2  Notice of Guaranteed Delivery
   99.3  Guidelines for Certification of Taxpayer Status on Substitute
          Form W-9+

- --------
+ = previously filed


                                      E-1